COMMONWEALTH BANKSHARES, INC.

ANNUAL 2007 REPORT



Come Bank With Your Neighbors

BANK OF THE COMMONWEALTH

Bank of the Commonwealth Mortgage | Commonwealth Financial Advisors | Executive Title Center

COMMONWEALTH BANKSHARES, INC.

TABLE OF CONTENTS



Come Bank With Your Neighbors

Assets
(in thousands)



$318,295
$374,061
$549,434
$715,205
$843,138
2003
2004
2005
2006
2007

Net Income
(in thousands)



$2,542
$3,101
$6,634
$10,092
$11,167
2003
2004
2005
2006
2007

Diluted Earnings Per Share



$0.85
$0.96
$1.36
$1.70
$1.60
2003
2004
2005
2006
2007



Being a good neighbor isn't just good for the community; it's good for business.

Jimmy Fields, Owner
Lili's of Ghent, Women's Clothing Store

COMMITMENT TO THE COMMUNITY

Bank of the Commonwealth began as a local Bank in Norfolk, Virginia, in 1971, and we will never forget that we owe our vitality to the communities we serve. The organization which we have created is attuned to local issues and responsive to local needs.

The officers of our organization are deeply involved in the social and economic concerns of the Hampton Roads community. We encourage all of our employees to volunteer their time to worthy local causes. Our financial support goes beyond loans and credit to local businesses, and includes contributions that aid area charities, schools, churches, and civic and cultural organizations throughout the Hampton Roads community.

At Bank of the Commonwealth, we pledge to offer competitive products, unsurpassed service, build financial partnerships and improve our value for our customers and shareholders everyday. Our mission is powerful and we like it that way, because it is precisely this type of ambitious thinking, customer – focused commitment and dedication to ideals that has always been at the foundation of our success. The Company's "Mission Statement" and "Vision Statement" embody our commitment.

"In the past, we were judged mainly on our accomplishments. Today, Bank of the Commonwealth is increasingly defined by our actions as an employer, corporate citizen and business partner."

– Ed Woodard, Jr.

Although we continue to grow and reach out to new communities, we are still a local Bank and our commitment to the Hampton Roads community will always reflect our special appreciation for the trust our customers and shareholders have placed in Commonwealth Bankshares and Bank of the Commonwealth.

Our financial performance is an important measure by which we are judged, but it is no longer the only measure. Our customers, our associates, the communities in which we do business and the general public expect more of us. In the past, we were judged mainly on our accomplishments. Today, Bank of the Commonwealth is increasingly defined by our actions as an employer, corporate citizen and business partner.

We most always do the right things in the right way, but we can also be more aggressive about telling our story. It is, after all, a great story, from the jobs we provide, to the consumers and businesses we help, to the communities we serve. We intend to do a lot more to communicate these messages in the coming year.

Our goal in this report is to provide you with a detailed analysis of the many sides of Commonwealth Bankshares, Bank of the Commonwealth and its subsidiaries. We look forward to showing you why Commonwealth Bankshares and Bank of the Commonwealth deserve to be your first choice in commercial and retail banking.

We encourage our shareholders, their friends and families, as well as the residents of the Hampton Roads and the Northeastern North Carolina communities to come to Bank of the Commonwealth – where you can "Bank with your Neighbors."

E. J. Woodard, Jr., CLBB
Chairman of the Board, President and CEO



My bank recognized that I had a real recipe for success.

Bonnie Skillman, Owner
Sweet Temptations Bakery

DEAR SHAREHOLDERS, ASSOCIATES AND CUSTOMERS

On behalf of the Board of Directors, Advisory Boards and your dedicated team of Bank of the Commonwealth associates, we are pleased to present Commonwealth Bankshares, Inc. 2007 Annual Report and outlook for 2008.

As we reflect on 2007, I am proud to report that your Company achieved its highest level of performance in its 36 year history with record earnings and asset growth while investing in the future with the expansion of our footprint into new markets. Despite a year challenged by economic turbulence, the impact of the fallout from the sub-prime mortgage debacle, a declining rate environment and other economic hurdles, your Company performed at record levels. Net income reached a record $11.2 million for the year ended December 31, 2007, an increase of $1.1 million or 10.7% over the comparable period in 2006. Total assets climbed to a new high of $843.1 million an increase of 17.9% over year end 2006. Profitability as measured by the Company's return on average assets (ROA) was 1.44% for the year ended December 31, 2007, well above our Federal Financial Institutions Examination Council ("FFIEC") peer group which was 1.11%.

Over the past several years, we have assembled a strong management team, lending team, branch personnel and support staff. In addition, we increased our capital base; maintained consistently strong core financial performance and sound asset quality, which collectively, has provided the foundation upon which to grow. We are investing in the future as we constantly seek opportunities to grow and expand our network into great markets. During the year, we continued the expansion of our footprint by opening six full service financial centers in areas that best complement our existing footprint. To report a 10.7% increase in earnings, while incurring increased costs as a result of the investments we are making through our expansion into key markets, is a testament to the strength of our franchise. Each of these locations presented a great opportunity for your company to build a franchise and infrastructure that can and will deliver long-term profitability.

The success of our branches is not just finding a good location, but finding the right people. We have been extremely fortunate to attract and retain great employees that have the talent, experience and the continued loyalty of their customers. These employees translate the Company's values into action everyday:

- Our employees build long-term relationships with customers and help them meet their changing financial needs.
- Our employees go out of their way to match our high quality services and accounts with the way our customers do business.
- Our employees, many of whom are stockholders like you and I, work everyday to protect and nurture the value of our investments.

At the helm of our organization is a dedicated, talented Board of Directors which are committed to helping our company grow and succeed even further. In 2007, we were delighted to have Raju V. Uppalapati join our Board of Directors. Mr. Uppalapati is well respected and active in the business community. In today's world, increased responsibility is placed on our directors due to the many layers and facets of corporate governance, and regulation applicable to our industry. Please know that your Board is active, involved and diligent in all of its governance responsibilities and that management appreciates their guidance.

We are pleased to announce that as a result of our continued strong performance, our Bank has received excellent performance ratings from three distinguished companies that perform an extensive review on a regular basis. Sandler O'Neill named our Company one of the 24 banks and thrifts out of 610 to be included in the 2007 Sandler O'Neill Sm-All Stars. Financial Management Consulting Group, LLP ranked us number 5 out of 111 Virginia Banks and the highest ranked (#1) in the Hampton Roads area in overall profitability and asset quality, in their "Virginia Bank Performance Report Mid-Year 2007." In addition, Bank of the Commonwealth has once again received a financial safety rating of "A" or "Excellent" from TheStreet.com Ratings. This rating recognizes Bank of the Commonwealth as an outstanding bank offering excellent financial stability for its customers, vendors and employees. Fewer than four percent of the nation's banks and thrifts meet TheStreet.com Ratings' criteria for exceptional financial strength, making this distinction truly one to be proud of.



Having met NASDAQ's most stringent financial, liquidity and corporate governance requirements, Commonwealth Bankshares, Inc. was selected by NASDAQ to join the Global Select Market on January 2, 2008. The NASDAQ Global Select Market, one of the three market tiers at NASDAQ, has the highest initial listing standards of any exchange in the world. Inclusion in this top-tier listing is a mark of achievement, leadership and stature, and will increase our market visibility.

Commonwealth Bankshares, Inc. stock closed at $15.91 per share at year end, as compared to $25.00 per share a year earlier. While we were not satisfied with the decline in our stock price given our record year in earnings, the Company's stock performance was unfortunately characteristic of that of the financial services industry in response to the sub-prime mortgage crisis. Notwithstanding record earnings, strong asset quality, and a positive growth trend, Commonwealth Bankshares' stock has not been rewarded for the company's performance – performance that has outpaced much of our peer group. Commonwealth Bankshares does not have any sub-prime mortgage loans or similar investments on its balance sheet. The Company remains "well capitalized" by regulatory standards and had a very successful capital offering in late 2006 to support our strategic plan of continued asset and earnings growth. Although the increased capital and higher number of outstanding shares has a short-term impact on some of our financial reports and ratios, it provides for an increased legal lending limit and gives us the ability to easily grow and expand our franchise. We are committed to increasing the value of our franchise for our shareholders as well as sharing our Company's success. In consideration of the Company's record earnings achieved this year, we increased our dividend in 2007 by 40%.

2008 will be a challenging year beyond the anticipated further softening of the economy within our markets. The Federal Reserve lowered the federal funds rate 325 basis points since the fourth quarter of 2007. Normally, with such Federal Reserve actions, we would see deposit costs decline and our net interest margin stabilize, but the demand for deposits in our markets is so intense that banks have not lowered deposit rates in line with the Fed reductions. Our margins have already been affected and further rate cuts will only add to our other challenges in 2008, including the precipitous decline in the nation's housing market, the instability of the capital markets and the unprecedented changes in consumer behavior. With our strong foundation, capital base and solid local economy, we believe we are well-positioned to weather these uncertain economic times. We will continue to concentrate our efforts on building a franchise and infrastructure that will enhance the long-term growth of the company and that can deliver long-term profitability and value for our shareholders.

"We will continue to concentrate our efforts on building a franchise and infrastructure that will enhance the long-term growth of the company and that can deliver long-term profitability and value for our shareholders."

Ed Woodard, Jr.

In closing, let me share a quote from Alan Greenspan's book, *The Age of Turbulence*, "A company's share price is heavily influenced by economy wide forces – by changes in interest rates, inflation and myriad other factors wholly unrelated to the success or failure of a particular corporate strategy." I would like to add that I am very grateful for the loyalty of our customers, shareholders, directors and employees. Thank you for your support. As always, I encourage you to invite your family, friends and neighbors to take advantage of the many comprehensive and unique services we offer at Commonwealth Bankshares and each of our subsidiaries. And don't forget to "Come Bank with your Neighbors."



E.J. Woodard, Jr., CLBB
Chairman of the Board, President & CEO



**In business and in life,
a neighborly attitude goes a long way.**

**Kenneth Alexander, Owner
Metropolitan Funeral Home**

DIRECTORS AND OFFICERS

DIRECTORS



E. J. WOODARD, JR., CLBB
Chairman of the Board, President & Chief Executive Officer Commonwealth Bankshares, Inc., Bank of the Commonwealth, Bank of the Commonwealth Mortgage, Commonwealth Financial Advisors, LLC and Executive Title Center



E. CARLTON BOWYER, Ph.D.
Investor, Retired Superintendent – Virginia Beach Schools



LAURENCE C. FENTRISS
Managing Partner, CBIA
President & CEO, Acquiror, Inc.



MORTON GOLDMEIER
President, Hampton Roads Management Associates, Inc.



THOMAS W. MOSS, JR., Esquire
Treasurer – City of Norfolk



WILLIAM D. PAYNE, M.D.
Retired Physician,
Drs. Payne, Ives and Holland, Inc.



HERBERT L. PERLIN
Senior Partner of Perlin Rossen & Associates, LLC



RICHARD J. TAVSS, Esquire
Senior Counsel, Tavss Fletcher



RAJU V. UPPALAPATI
Chairman & CEO of RAVA Group & CEO & partner of BD&A Realty & Construction, Inc.



KENNETH J. YOUNG
President, Norfolk Tides, Albuquerque Isotopes Baseball Clubs & Ovations Food Services

Our Company benefits from oversight by an active and informed Board of Directors. Our Directors provide the breadth of insight that only a group of individuals with diverse backgrounds and experiences can provide. They are diligent and engaged. We are proud of the corporate governance at Commonwealth Bankshares, Bank of the Commonwealth, Bank of the Commonwealth Mortgage, Commonwealth Financial Advisors, LLC and Executive Title Center and we invite you to review our governance documents included in the Proxy Statement accompanying this annual report.

NORTH CAROLINA REGIONAL ADVISORY BOARD

E. J. WOODARD, JR., CLBB
Chairman of the Board,
President & Chief Executive Officer
Commonwealth Bankshares, Inc., Bank of the Commonwealth, Bank of the Commonwealth Mortgage, Commonwealth Financial Advisors, LLC and Executive Title Center

FRANK GAJAR
Owner, Port O'Call Restaurant

DANIEL D. KHOURY
Partner, Vandeventer Black, LLP

RAJU V. UPPALAPATI
Chairman & CEO of RAVA Group & CEO & partner of BD&A Realty & Construction, Inc.

VIRGINIA REGIONAL ADVISORY DIRECTORS

E. J. WOODARD, JR., CLBB
Chairman of the Board,
President & Chief Executive Officer
Commonwealth Bankshares, Inc., Bank of the Commonwealth, Bank of the Commonwealth Mortgage, Commonwealth Financial Advisors, LLC and Executive Title Center

JON F. SEDEL, Chairman
President
Sedel & Associates Realty, Inc.

BISHOP TED THOMAS, SR.
First Vice-Chairman
Jurisdictional Prelate of the Church of God in Christ

JAMES M. BOYD, Esquire
Attorney & Partner
Boyd & Boyd, P.C.

GEORGE H. BURTON, III
President
Burton Lumber Company

JOHN A. COSGROVE
Delegate
Virginia House of Delegates

BERNIE J. GRABLOWSKY, Ph.D.
President & Chief Operating Officer, United Property Associates
Retired Chairman and Professor of Finance Old Dominion University

M. DAVID JESTER
President
Marlyn Development Corp.

BETTY M. MICHELSON
Retired – Attorney

CORPORATE OFFICERS

E. J. WOODARD, JR., CLBB
Chairman of the Board, President & Chief Executive Officer

CYNTHIA A. SABOL, CPA
Executive Vice President, Chief Financial Officer & Secretary to the Board

SIMON HOUNSLOW
Executive Vice President & Chief Lending Officer

STEPHEN G. FIELDS
Executive Vice President & Commercial Loan Officer

DONALD F. PRICE
Executive Vice President & Commercial Loan Officer

R. CRAIG BAKER
Executive Vice President & Commercial Loan Officer

WILLIAM C. GILL
Executive Vice President & Commercial Loan Officer

DEBORAH B. COON
Senior Vice President & Chief Information Officer

THOMAS O. DYKES
Senior Vice President of Human Resources

RICHARD R. EARLY
Senior Vice President & Senior Trust Officer

HAROLD B. GARRETT, JR.
Senior Vice President & Chief Internal Auditor

DONNA T. HOLLOMAN
Senior Vice President & Branch Administrative Officer

CATHERINE P. JACKSON, CPA
Senior Vice President for Bank Operations

ROBERT C. McCALL, JR.
Senior Vice President & Commercial Loan Officer

KAREN L. PARKER
Senior Vice President & Assistant to CEO

DAVID G. TODD
Senior Vice President & Branch Manager, Western Branch Office

RICHARD W. WEBB
Senior Vice President & Branch Manager, Cypress Point Office

ROBERT L. WHITE
Senior Vice President & Commercial Loan & Insurance Officer

KAREN M. WILSON
Senior Vice President, Strategic Planning, Marketing & Facilities Management

DIANA L. WYSONG
Senior Vice President & Bank Security Officer

ELLEN CEHRS-TOLLIVER
Vice President & Senior Consumer Loan Officer

JEREMY C. CHURCHILL
Vice President & Commercial Loan Officer

BURKE H. CRAVER, JR.
Vice President Credit Administration

TERRI L. EVANS
Vice President & Bank Training Officer

LINDA W. GREENOUGH
Vice President for Public Relations

PATRICIA A. PRICE
Vice President & Collections Officer

KEMP E. SAVAGE, III
Vice President & Compliance Officer

J. ADAM SOTHEN
Vice President & Controller

BANKING OFFICERS, MANAGERS & ASSOCIATES

MICHELE L. BARHAM
Assistant Vice President & Loan Department Supervisor

CATHY A. BONTEMPS
Assistant Vice President & Branch Manager, St. Waves Plaza, North Carolina Office

DANA B. ELMORE
Assistant Vice President & Information Technology Manager

MICHELE R. GODSEY
Assistant Vice President & Branch Manager, Powells Pt., North Carolina Office

MELISSA L. HANBURY
Assistant Vice President & Branch Manager, Moyock, North Carolina Office

DEBORAH S. HUNDLEY
Assistant Vice President & Manager, Taylor Road Office

M. KEITH MARTIN
Assistant Vice President & Manager, Riverview Office

JAMES E. MCMANNES, JR.
Assistant Vice President Credit Administration

CHERYL B. PARRIS
Assistant Vice President & Manager, Churchland Office

ALEXIS A. PEAY
Assistant Vice President & Trust Officer

PAMELA L. PERKINS
Assistant Vice President & Operations Officer

JOLANTA B. PREWITT
Assistant Vice President & Credit Analysis Officer

CRAIG W. REED
Assistant Vice President & Manager, Virginia Beach Boulevard Office

JAIME L. SMITH
Assistant Vice President for Compliance

SHARON H. SNEAD
Assistant Vice President & Manager, Greenbrier Office

CHRISTINE N. SULLENBERGER
Assistant Vice President & Manager, Red Mill Office

AVILA T. WIMBISH
Assistant Vice President & Manager, London Boulevard Office

DEBORAH R. HEDRICK
Payroll Officer & Human Resources Assistant

ANTHONY R. O'CONNOR
Manager, Ocean View Office

TONI L. PHILPOTT
Manager, Lynnhaven Office

DEBRA C. SPEIGHT
Accounting Manager

SELENA M. TUDOR
Branch Operations Manager, Main Office

GWENDOLYN A. WALTON
Branch Operations Manager, Cedar Road Office

BANK OF THE COMMONWEALTH MORTGAGE

CRAIG T. CRADLIN
Executive Vice President

JAMES J. BARRETT
Vice President & Manager, Richmond Region

BRENDA W. VAN GIESON
Vice President & Manager, Gloucester Region

T. BRANDON WOODARD, JD, AMB
Vice President & Manager, Hampton Roads & Northeastern North Carolina Region

BOBBIE A. HARRISON
Assistant Vice President & Senior Loan Processor

COMMONWEALTH FINANCIAL ADVISORS

JOSEPH S. HUME, JR.
Vice President & Financial Advisor

EXECUTIVE TITLE CENTER

DEBORAH K. GAYLE
Executive Vice President & Agency Manager



**When I find something good,
I like to spread the word.**

Pastor Jose N. Ramirez
Filipino Independent Baptist Church

SELECTED FINANCIAL INFORMATION

	Years Ended December 31,				
(in thousands, except per share data)	**2007**	2006	2005	2004	2003
Operating Results:					
Interest income	$ 62,083	$ 52,916	$ 34,289	$ 21,957	$ 19,364
Interest expense	28,184	22,797	12,742	8,625	8,379
Net interest income	33,899	30,119	21,547	13,332	10,985
Provision for loan losses	1,645	2,690	2,740	1,695	525
Noninterest income	5,181	5,059	3,893	3,068	1,678
Noninterest expense	20,329	16,967	12,638	10,098	8,392
Income before provision for income taxes and noncontrolling interest	17,106	15,521	10,062	4,607	3,746
Provision for income taxes	5,927	5,405	3,419	1,506	1,204
Income before noncontrolling interest	11,179	10,116	6,643	3,101	2,542
Noncontrolling interest in subsidiary	(12)	(24)	(9)	—	—
Net Income	$ 11,167	$ 10,092	$ 6,634	$ 3,101	$ 2,542
Per Share Data:**					
Basic earnings	$ 1.62	$ 1.86	$ 1.54	$ 1.17	$ 1.19
Diluted earnings	$ 1.60	$ 1.70	$ 1.36	$ 0.96	$ 0.85
Book value	$ 16.40	$ 15.08	$ 12.73	$ 10.25	$ 8.40
Cash dividends	$ 0.28	$ 0.1991	$ 0.1736	$ 0.1653	$ 0.1322
Closing stock price	$ 15.91	$ 25.00	$ 22.65	$ 15.58	$ 15.70
Basic weighted average shares outstanding	6,886,621	5,440,303	4,310,914	2,640,117	2,143,583
Diluted weighted average shares outstanding	6,973,570	5,999,436	5,055,552	3,545,109	3,417,889
Shares outstanding at year-end	6,915,587	6,844,975	4,928,992	3,611,601	2,284,808
Year-End Balance:					
Assets	$ 843,138	$ 715,205	$ 549,454	$ 374,061	$ 318,295
Federal funds sold	158	2,031	1,159	420	341
Loans*	786,987	669,541	508,903	315,755	230,050
Loans held for sale	—	—	—	31,107	56,132
Investment securities	7,375	7,676	8,924	6,945	12,431
Equity securities	8,759	7,185	5,327	3,618	2,398
Deposits	572,296	487,175	383,890	277,632	250,658
Stockholders' equity	113,414	103,225	62,730	37,024	19,191
Average Balance:					
Assets	$ 773,756	$ 643,042	$ 455,833	$ 326,667	$ 277,970
Federal funds sold	1,058	1,778	971	1,753	1,570
Loans *	724,468	603,133	417,106	264,815	214,731
Loans held for sale	—	—	11,747	33,255	29,092
Investment securities	7,298	8,525	6,026	8,995	14,214
Equity securities	7,893	6,599	4,625	2,256	1,189
Deposits	528,548	451,561	329,955	260,027	239,726
Stockholders' equity	108,075	73,546	49,702	23,861	17,238
Ratios:					
Return on average assets	1.44%	1.57%	1.46%	0.95%	0.91%
Return on average stockholders' equity	10.33%	13.72%	13.35%	13.00%	14.75%
Dividend payout ratio	17.27%	10.31%	11.29%	14.08%	11.11%
Year-end stockholders' equity to total assets	13.45%	14.43%	11.42%	9.90%	6.03%
Loan loss allowance to year-end loans *	1.20%	1.22%	1.09%	0.90%	1.09%
Net interest margin (tax equivalent basis)	4.57%	4.86%	4.90%	4.29%	4.24%
Efficiency ratio (tax equivalent basis)	51.96%	48.16%	49.57%	61.21%	65.51%

* *Net of unearned income and loans held for sale.*

** *All share and per share amounts have been restated for all periods presented to reflect the eleven-for-ten stock split distributed on June 30, 2006 and the eleven-for-ten stock split distributed on December 29, 2006.*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

☒Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ____ to ____

Commission file number 000-17377

Commonwealth Bankshares, Inc.
(Exact name of registrant as specified in its charter)

Virginia	54-1460991
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
403 Boush Street Norfolk, Virginia	23510
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (757) 446-6900

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $2.066 per share	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2007: $122,236,560 (In calculating the aggregate market value, the registrant used the closing sale price of the registrant's common stock on the NASDAQ Global Select Market on June 30, 2007 which was $21.49 per share, voting stock held by non-affiliates of the registrant at June 30, 2007 was 5,688,067 shares).

The number of shares of common stock outstanding as of February 14, 2008: Common Stock, $2.066 Par Value - 6,931,266 shares

Commonwealth Bankshares, Inc.

Form 10-K Annual Report
For the Year Ended December 31, 2007

Table of Contents

Part I
Item 1. Business

The Company and the Bank. The sole business of Commonwealth Bankshares, Inc. (the "Parent") is to serve as a holding company for Bank of the Commonwealth (the "Bank"). The Parent was incorporated as a Virginia corporation on June 6, 1988, and on November 7, 1988 acquired the Bank.

Bank of the Commonwealth was formed on August 28, 1970 under the laws of Virginia. Since the Bank opened for business on April 14, 1971, its main banking and administrative office has been located in Norfolk, Virginia. The Bank currently operates four branches in Norfolk, five branches in Virginia Beach, four branches in Chesapeake, two branches in Portsmouth, one branch in Powells Point, North Carolina and one branch in Waves, North Carolina. The Bank has four subsidiaries, all incorporated under the laws of the Commonwealth of Virginia: BOC Title of Hampton Roads, Inc., T/A Executive Title Center, BOC Insurance Agencies of Hampton Roads, Inc., Commonwealth Financial Advisors, LLC and Community Home Mortgage of Virginia, Inc., T/A Bank of the Commonwealth Mortgage.

The accompanying consolidated financial statements include the accounts of the Parent, the Bank and its subsidiaries, collectively referred to as the "Company."

The Company conducts mortgage funding services through its wholly owned subsidiary Bank of the Commonwealth Mortgage, brokerage and investment advisory services through its wholly owned subsidiary Commonwealth Financial Advisors, LLC, insurance activities through its wholly owned subsidiary BOC Insurance Agencies of Hampton Roads, Inc. and title insurance services through it's 91% owned subsidiary Executive Title Center. The financial position and operating results of any one of these subsidiaries are not significant to the Company as a whole and are not considered principal activities of the Company at this time.

The Parent previously owned Commonwealth Bankshares Capital Trust I, a non-operating wholly owned subsidiary that was formed on November 15, 2000 for the purpose of issuing 1,457,000 shares of 8.0% cumulative preferred securities maturing October 15, 2031 with the option to call on or after October 15, 2006 (call price of $5.00 per share) for $7,285,000. In November 2006, the Parent called the preferred securities for redemption on December 15, 2006, at the liquidation amount of $5.00 per share. As of December 31, 2006, the Trust was dissolved.

Principal Market Area. The Bank concentrates its marketing efforts in the cities of Norfolk, Virginia Beach, Portsmouth and Chesapeake, Virginia and Northeastern North Carolina. The Company's present intention is to continue concentrating its banking activities in its current markets, which the Company believes are attractive areas in which to operate. We have mortgage offices in Richmond and Gloucester, Virginia and the Outer Banks of North Carolina. We also have a title insurance office in Suffolk, Virginia.

Banking Service. Through its network of banking facilities, the Bank provides a wide range of commercial banking services to individuals and small to medium-sized businesses. The Bank conducts substantially all of the business operations of a typical independent, commercial bank, including the acceptance of checking and savings deposits, and the initiating of commercial, real estate, personal, home improvement, automobile and other installment and term loans. The Bank also offers other related services, such as home banking, trust, travelers' checks, safe deposit, lock box, depositor transfer, customer note payment, collections, notary public, escrow, drive-in facility and other customary banking services.

Competition

The Bank encounters strong competition for its banking services within its primary market area. The Bank competes with large national and regional financial institutions, savings associations and other independent community banks, as well as credit unions, mutual funds and life insurance companies. Increased competition has come from out-of-state banks through their acquisition of Virginia-based banks. The banking business in the Bank's primary market area is highly competitive for both loans and deposits, and is dominated by a relatively small number of large banks with many offices operating over a wide geographic area. Among the advantages such large banks have over the Bank are their ability to launch and finance wide-ranging advertising campaigns and, by virtue of their greater total capitalization, to have substantially higher lending limits than the Bank.

Factors such as interest rates offered, the number and location of branches and the types of products offered, as well as the reputation of the institution affect competition for deposits and loans. The Bank competes by emphasizing customer service and technology; establishing long-term customer relationships; building customer loyalty; and providing products and services to address the specific needs of its customers. The Bank targets individual and small-to-medium size business customers. No material part of the Bank's business is dependent upon a single or a few customers, and the loss of any single customer would not have a materially adverse effect upon the Bank's business.

Employees

As of December 31, 2007, the Company had 203 full-time equivalent employees. Management of the Company considers its relations with employees to be excellent. No employees are represented by a union or any similar group, and the Company has never experienced any strike or labor dispute.

Regulation and Supervision

The references in this section to various aspects of supervision and regulation are brief summaries which do not purport to be complete and which are qualified in their entirety by reference to applicable laws, rules and regulations.

Bank Holding Company Act. In order to acquire the shares of the Bank and thereby become a bank holding company within the meaning of the Bank Holding Company Act, the Parent was required to obtain approval from, and register as a bank holding company, with the Board of Governors of the Federal Reserve System (the "Federal Reserve"), and it is subject to ongoing regulation, supervision and examination by the Federal Reserve. The Parent is required to file with the Federal Reserve periodic and annual reports and other information concerning its own business operations and those of its subsidiaries. In addition, the Bank Holding Company Act requires a bank holding company to obtain Federal Reserve approval before it acquires, directly or indirectly, ownership or control of any voting shares of a second or subsequent bank if, after such acquisition, it would own or control more than 5.0% of such shares, unless it already owns or controls a majority of such voting shares. Federal Reserve approval must also be obtained before a bank holding company acquires all or substantially all of the assets of another bank or merges or consolidates with another bank holding company. Under the Bank Holding Company Act, the Federal Reserve may disapprove an application or approve an application subject to such conditions as it may deem advisable. Any acquisition by a bank holding company of more than 5.0% of the voting shares, or of all or substantially all of the assets, of a bank located in another state may not be approved by the Federal Reserve unless such acquisition is specifically authorized by the laws of that second state.

Unless it chooses to become a financial holding company, as further described below, a bank holding company is prohibited under the Bank Holding Company Act, with limited exceptions, from acquiring or obtaining direct or indirect ownership or control of more than 5.0% of the voting shares of any company which is not a bank, or from engaging in any activities other than those of banking or of managing or controlling banks or furnishing services to or performing services for its subsidiaries. An exception to these prohibitions permits a bank holding company to engage in, or acquire an interest in a company which engages in, activities which the Federal Reserve, after due notice and opportunity for hearing, by regulation or order has determined is so closely related to banking or of managing or controlling banks as to be proper incident thereto. A number of such activities have been determined by the Federal Reserve to be permissible, including servicing loans, performing certain data processing services, and acting as a fiduciary, investment or financial advisor.

A bank holding company may not, without providing prior notice to the Federal Reserve, purchase or redeem its own stock if the gross consideration to be paid, when added to the net consideration paid by the company for all purchases or redemptions by the company of its equity securities within the preceding 12 months, will equal 10.0% or more of the company's consolidated net worth, unless it meets the requirements of a well capitalized and well managed organization.

Dividend Restrictions. The ability of the Parent to pay dividends depends upon the amount of dividends declared by the Bank. Regulatory restrictions exist with respect to the Bank's ability to pay dividends. See Note 16 to Consolidated Financial Statements included as Exhibit 99.1 of this report.

Virginia Financial Institution Holding Company Act. Under certain amendments to the Virginia Financial Institutions Holding Company Act that became effective July 1, 1983, no company, partnership or other business entity may acquire, or make any public offer to acquire, more than 5.0% of the stock of any Virginia financial institution, or any Virginia financial institution holding company, unless it first files an application with the Virginia State Corporation Commission – Bureau of Financial Institutions ("SCC"). The SCC is directed by the statute to solicit the views of the affected financial institution, or financial institution holding company, with respect to such stock acquisition, and is empowered to conduct an investigation during the 60 days following receipt of such an application. If the SCC takes no action within the prescribed period, or if during the prescribed period it issues notice of its intent not to disapprove an application, the acquisition may be completed.

Securities and Exchange Commission Regulation. The Company is required to make certain periodic filings with the Securities and Exchange Commission ("SEC") as well as file certain reports on the occurrence of certain material events specified under the Securities Exchange Act of 1934 ("Exchange Act"). Specifically, the Company is required to file quarterly and annual reports with the SEC under Section 13 of the Exchange Act, furnish annual reports to stockholders prior to annual meetings of stockholders, and send proxy statements to stockholders prior to any stockholders' meeting, all of which must comply with the provisions of the Exchange Act. In addition, directors, officers and certain stockholders must make detailed disclosures under the Exchange Act regarding their ownership of the Company's common stock. As an Exchange Act reporting company, we are directly affected by the Sarbanes-Oxley Act, which seeks to improve corporate governance and reporting procedures by requiring expanded disclosure of our corporate operations and internal controls. We are already complying with SEC and other rules and regulations implemented pursuant to the Sarbanes-Oxley Act and intend to comply with any applicable rules and regulations implemented in the future. Although we have incurred, and expect to continue to incur, additional expense in complying with the provisions of the Sarbanes-Oxley Act and the resulting regulations, our management does not expect such compliance to have a material impact on our financial condition or results of operations in the future.

Available Information. Any material the Company files with the SEC is available to be read and copied by the public at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company's SEC filings are also available through our website at http://www.bankofthecommonwealth.com as of the day they are filed with the SEC. Copies of documents also can be obtained free of charge by writing to the Company's Chief Financial Officer, Cynthia A. Sabol, at 403 Boush Street, Norfolk, VA 23510.

Bank of the Commonwealth

The Bank, as a member bank of the Federal Reserve System, is subject to regulation and examination by the Virginia State Corporation Commission and the Federal Reserve. In addition, the Bank is subject to the rules and regulations of the Federal Deposit Insurance Corporation, which currently insures the deposits of each member bank to a maximum of $100,000 per depositor and, effective April 1, 2006, $250,000 for retirement account depositors. The Deposit Insurance Fund (DIF) is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. The FDIC amended its risk-based assessment system for 2007 to implement authority granted by the Federal Deposit Insurance Reform Act of 2005 (FDIRA). Under the revised system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned. Unlike the other categories, Risk Category I, which contains the least risky depository institutions, contains further risk differentiation based on the FDIC's analysis of financial ratios, examination component ratings and other information. Assessment rates are determined by the FDIC and currently range from five to seven basis points for the healthiest institutions (Risk Category I) to 43 basis points of assessable deposits for the riskiest (Risk Category IV). The FDIC may adjust rates uniformly from one quarter to the next, except that no single adjustment can exceed three basis points.

FDIRA also provided for a one-time credit for eligible institutions based on their assessment based as of December 31, 2006. Subject to certain limitations with respect to institutions that are exhibiting weakness, credits can be used to offset assessments until exhausted. The Bank's one-time credit was approximately $125,000. FDIRA also provided for the possibility that the FDIC may pay dividends to insured institutions if the DIF reserve ration equals or exceeds 1.35 percent of estimated insured deposits.

The commercial banking business is affected by the monetary policies adopted by the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of any changes in reserve requirements against member banks' deposits and certain borrowing by banks and their affiliates, and the limitation of interest rates which member banks may pay on deposits are some of the instruments of monetary policy available to the Federal Reserve. Taken together, these controls give the Federal Reserve a significant influence over the growth and profitability of all banks. Management of the Bank is unable to predict how the Federal Reserve's monetary policies (or the fiscal policies or economic controls imposed by federal or state governments) will affect the business and earnings of the Bank or the Company, or what those policies or controls will be.

USA Patriot Act of 2001. In October 2001, the USA Patriot Act of 2001 (the "Patriot Act") was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C. which occurred on September 11, 2001. The Patriot Act is intended to strengthen the ability of U.S. law enforcement agencies and the intelligence communities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Community Reinvestment Act. The Community Reinvestment Act ("CRA") imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community credit needs are assessed based on 12 factors. These factors also are considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Federal Home Loan Bank of Atlanta. The Bank is a member of the Federal Home Loan Bank ("FHLB") of Atlanta, which is one of 12 regional FHLBs that provide funding to their members for making housing loans as well as for affordable housing and community development loans. Each FHLB serves as a reserve, or central bank, for the members within its assigned region. Each is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. Each FHLB makes loans to members in accordance with policies and procedures established by the Board of Directors of the FHLB. As a member, the Bank must purchase and maintain stock in the FHLB of Atlanta. In 2004, the FHLB converted to its new capital structure, which established the minimum capital stock requirement for member banks as an amount equal to the sum of a membership requirement and an activity-based requirement. At December 31, 2007, the Bank held $6.9 million of FHLB of Atlanta stock.

Reporting Terrorist Activities. The Federal Bureau of Investigation ("FBI") has sent, and will send, banking regulatory agencies lists of the names of persons suspected of involvement in terrorist activities. The Bank has been requested, and will be requested, to search its records for any relationships or transactions with persons on those lists. If the Bank finds any relationships or transactions, it must file a suspicious activity report with the Treasury Department and contact the FBI.

The Office of Foreign Assets Control ("OFAC"), which is a division of the Treasury Department, is responsible for helping to ensure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report with the Treasury Department and notify the FBI. The Bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk areas such as new accounts, wire transfers and customer files. The Bank performs these checks utilizing software, which is updated each time a modification is made to the lists of Specially Designated Nationals and Blocked Persons provided by OFAC and other agencies.

Consumer Protection. The Fair and Accurate Credit Transactions Act of 2003, which amended the Fair Credit Reporting Act, requires financial institutions to implement policies and procedures that track identity theft incidents; provide identity-theft victims with evidence of fraudulent transactions upon request; block from reporting to consumer reporting agencies credit information resulting from identity theft; notify customers of adverse information concerning the customer in consumer reporting agency reports; and notify customers when reporting negative information concerning the customer to a consumer reporting agency.

Prompt Correction Action. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically under capitalized." These terms are defined under uniform regulations issued by each of the federal banking agencies regulating these institutions. An insured depository institution which is less than adequately capitalized must adopt an acceptable capital restoration plan, is subject to increased regulatory oversight and is increasingly restricted in the scope of its permissible activates. As of December 31, 2007, the Bank was considered "well capitalized."

Gramm-Leach-Bliley Act of 1999 ("GLBA"). The GLBA implemented major changes to the statutory framework for providing banking and other financial services in the United States. The GLBA, among other things, eliminated many of the restrictions on affiliations among banks and securities firms, insurance firms and other financial service providers. A bank holding company that qualifies and elects to be a financial holding company is permitted to engage in activities that are financial in nature or incident or complimentary to financial activities. The activities that the GLBA expressly lists as financial in nature include insurance underwriting, sales and brokerage activities, financial and investment advisory services, underwriting services and limited merchant banking activities.

To become eligible for these expanded activities, a bank holding company must qualify as a financial holding company. To qualify as a financial holding company, each insured depository institution controlled by the bank holding company must be well-capitalized, well-managed and have at least a satisfactory rating under the CRA. In addition, the bank holding company must file with the Federal Reserve a declaration of its intention to become a financial holding company. While the Parent satisfies these requirements, the Parent has not elected to be treated as a financial holding company under the GLBA.

The GLBA has not had a material adverse impact on the Company's or the Bank's operations. To the extent that it allows banks, securities firms and insurance firms to affiliate, the financial services industry may experience further consolidation. The GLBA may have the result of increasing competition that the Bank faces from larger institutions and other companies that offer financial products and services that may have substantially greater financial resources than the Company or the Bank.

The GLBA and certain regulations issued by federal banking agencies also provide protections against the transfer and use by financial institutions of consumer nonpublic personal information. A financial institution must provide to its customers, at the beginning of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated third parties other than permitted by law.

Item 1A. Risk Factors

An investment in the Company's common stock involves significant risks inherent to the Company's business. The risks and uncertainties that management believes affect or could affect the Company are described below. You should carefully read and consider these risks and uncertainties described below together with all of the other information included in this report, before you decide to invest in our common stock.

We may incur losses if we are unable to successfully manage interest rate risk.

Our profitability will depend in substantial part upon the spread between the interest rates earned on investments and loans and interest rates paid on deposits and other interest-bearing liabilities. These rates are normally in line with our competition and might vary based on the Asset/Liability Management Committee's vision of the Company's needs. Changes in interest rates will affect our operating performance and financial condition in diverse ways including the pricing of securities, loans and deposits, and the volume of loan originations in our mortgage banking business. We attempt to minimize our exposure to interest rate risk, but we will be unable to eliminate it. Our net interest spread will depend on many factors that are partly or entirely outside our control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally.

We may be adversely affected by economic conditions in our market area.

Our current market areas are the South Hampton Roads portion of Virginia, which includes the cities of Norfolk, Chesapeake, Virginia Beach and Portsmouth and the Northeastern portion of North Carolina, which includes the Outer Banks. In the event of an economic downturn in these markets, the lack of geographic diversification could adversely affect the banking business and, consequently, our results of operations and financial condition. Changes in the economy may influence the growth rate of our loans and deposits, the quality of the loan portfolio, loan and deposit pricing and the performance of our mortgage banking and title insurance subsidiaries. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control would impact these local economic conditions and the demand for banking products and services generally, which could negatively affect our financial condition and performance.

Although we might not have significant credit exposure to all the businesses in our areas, the downturn in any of these businesses could have a negative impact on local economic conditions and real estate collateral values generally, which could negatively affect our profitability.

Our small to medium-sized business target market may have fewer financial resources to weather a downturn in the economy.

We target our commercial development and marketing strategy primarily to serve the banking and financial services needs of small and medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact this major economic sector in the markets we operate, our results of operations and financial condition may be adversely affected.

Our concentration in loans secured by real estate may increase our credit losses, which would negatively affect our financial results.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of our loans are secured by real estate (both residential and commercial) in our market area. A major change in the real estate market, such as a deterioration in the value of this collateral, or in the local or national economy, could adversely affect our customer's ability to pay these loans, which in turn could impact us. Risk of loan defaults and foreclosures are unavoidable in the banking industry, and we try to limit our exposure to this risk by monitoring our extensions of credit carefully. We cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

We have a concentration of credit exposure in commercial real estate.

At December 31, 2007, we had approximately $476.6 million in loans to borrowers in the commercial real estate industry, representing approximately 60.4% of our total loans outstanding as of that date. The real estate consists primarily of hotel/motel, condo conversion/construction and other commercial properties. These types of loans are generally viewed as having more risk of default than residential loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner's business or the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our percentage of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Our commercial real estate loans have grown 18.3% since December 31, 2006. The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

If our allowance for loan losses becomes inadequate, our results of operations may be adversely affected.

We maintain an allowance for loan losses that we believe is a reasonable estimate of known and inherent losses in our loan portfolio. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and performance of our customers relative to their financial obligations with us. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed our current estimates. Rapidly growing loan portfolios are, by their nature, unseasoned. As a result, estimating loan loss allowances is more difficult, and may be more susceptible to changes in estimates, and to losses exceeding estimates, than more seasoned portfolios.

Although we believe the allowance for loan losses is a reasonable estimate of known and inherent losses in our loan portfolio, we cannot fully predict such losses or that our loan loss allowance will be adequate in the future. Excessive loan losses could have a material impact on our financial performance. Consistent with our loan loss reserve methodology, we expect to make additions to our loan loss reserve levels as a result of our loan growth, which may affect our short-term earnings.

Federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in the amount of our provision or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face vigorous competition from other commercial banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions for deposits, loans and other financial services in our market area. A number of these banks and other financial institutions are significantly larger than we are and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. To a limited extent, we also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations which may offer more favorable financing than we can. Many of our non-bank competitors are not subject to the same extensive regulations that govern us. As a result, these non-bank competitors have advantages over us in providing certain services. This competition may reduce or limit our margins and our market share and may adversely affect our results of operations and financial condition.

Our profitability may suffer because of rapid and unpredictable changes in the highly regulated environment in which we operate.

The banking industry is subject to extensive regulation by state and federal banking authorities. Many of the banking regulations we are governed by are intended to protect depositors, the public or the deposit insurance fund maintained by the Federal Deposit Insurance Corporation, not stockholders. Banking regulations affect our lending practices, capital structure, investment practices, dividend policy and many other aspects of our business. These requirements may constrain our rate of growth and changes in regulations could adversely affect us. The burden imposed by these federal and state regulations may place banks in a competitive disadvantage compared to less regulated competitors. In addition, the cost of compliance with regulatory requirements could adversely affect our ability to operate profitably. See "Regulation and Supervision" for more information about applicable banking laws and regulations.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission and NASDAQ that are applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices, including the cost of completing our audit and maintaining our internal controls. As a result, we may experience greater compliance costs.

We rely heavily on our management team and the unexpected loss of any of those personnel could adversely affect our operations; we depend on our ability to attract and retain key personnel.

We are a customer-focused and relationship-driven organization. Our success depends substantially on the banking relationships maintained with our customers and the skills and abilities of our executive and senior officers. We have entered into employment agreements with our executive officers and other senior officers. The existence of such agreements, however, does not necessarily assure that we will be able to continue to retain their services. The unexpected loss of any of our key employees could have a material adverse effect on our business and possibly result in reduced revenues and earnings. We do maintain key man life insurance on key officers to provide the Company with some financial protection.

Our business success is also dependent upon our ability to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. Many experienced banking professionals employed by our competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. The market for these people is competitive, and we cannot assure you that we will be successful in attracting, hiring, motivating or retaining them.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The listing below provides certain information with respect to our properties. The Company believes its facilities are in good operating condition, are suitable and adequate for its operational needs and are adequately insured.

Corporate Headquarters
403 Boush Street, Norfolk, Virginia (owned/leased)

Operational Office
229 W. Bute Street, Suite 350, Norfolk, Virginia (leased)

Banking Offices
403 Boush Street, Norfolk, Virginia (owned/leased)
4101 Granby Street, Norfolk, Virginia (leased)
1901 E. Ocean View Avenue, Norfolk, Virginia (land leased, building owned)
229 W. Bute Street, Suite 320, Norfolk, Virginia (leased)
1217 Cedar Road, Chesapeake, Virginia (leased)
3343 Western Branch Boulevard, Chesapeake, Virginia (leased)
2600 Taylor Road, Chesapeake, Virginia (leased)
1304 Greenbrier Parkway, Chesapeake, Virginia (leased)
4940 West Norfolk Road, Portsmouth, Virginia (owned)
1020 London Boulevard, Portsmouth, Virginia (leased)
3720 Virginia Beach Boulevard, Virginia Beach, Virginia (leased)
1124 First Colonial Road, Virginia Beach, Virginia (owned)
2712 North Mall Drive, Virginia Beach, Virginia (leased)
1870 Kempsville Road, Virginia Beach, Virginia (leased)
5460 Wesleyan Drive, Virginia Beach, Virginia (leased)
8468 Caratoke Highway, Powells Point, North Carolina (leased)
26006 NC Highway 12, St. Waves Plaza Unit 1, Waves, North Carolina (leased)

Mortgage Lending Offices
1500 Forest Avenue, Suite 213, Richmond, Virginia (leased)
6558 Main Street, Suite 1, Gloucester, Virginia (leased)
3720 Virginia Beach Boulevard, Virginia Beach, Virginia (leased)
2603 N. Croatan Highway, Kill Devil Hills, North Carolina (leased)

Title Offices
221 W. Bute Street, Norfolk, Virginia (leased)
2484 Pruden Boulevard, Suite B, Suffolk, Virginia (leased)

Investment Offices
The investment company's offices are located within the banking offices.

All leases are under long-term non-cancelable operating lease agreements with renewal options, at total annual rentals of approximately $1.2 million as of December 31, 2007. See Item 13 Certain Relationships and Related Transactions, and Director Independence (Business Relationships and Transactions with Management) on this Form 10-K for more information on the Company's related party leases.

Item 3. Legal Proceedings

The Company is not a party to, nor is any of its property the subject of, any material pending legal proceedings incidental to its businesses other than those arising in the ordinary course of business. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, any such liability will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to the Company's stockholders for a vote during the fourth quarter of 2007.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information. The Company's common stock trades on the NASDAQ Global Market under the symbol CWBS. The Company's shares began trading on the NASDAQ Global Select Market at the open of trading on January 2, 2008, and continued to be listed under the trading symbol CWBS. Set forth below is high and low trading information for the common stock and dividends declared for each quarter during 2007 and 2006.

Common Stock Performance

	Common Stock Prices				Dividends Declared	
	2007		2006			
	High	Low	High	Low	2007	2006
First Quarter	$ 25.00	$ 22.10	$ 23.80	$ 21.82	$ 0.0600	$ 0.0495
Second Quarter	$ 22.47	$ 20.50	$ 25.08	$ 23.09	$ 0.0600	$ 0.0495
Third Quarter	$ 21.75	$ 19.30	$ 25.46	$ 23.65	$ 0.0800	$ 0.0500
Fourth Quarter	$ 21.90	$ 15.76	$ 26.20	$ 23.50	$ 0.0800	$ 0.0500

Stock Performance Graph

The graph below presents five-year cumulative total return comparisons through December 31, 2007, in stock price appreciation and dividends for the Company's common stock, the Standard & Poor's 500 Stock Index (S & P 500) and the Keefe, Bruyette & Woods 50 Total Return Index (KBW 50). Returns assume an initial investment of $100 at the market close on December 31, 2002 and reinvestment of dividends. The KBW 50 is a published industry index providing a market capitalization weighted measure of the total return of 50 money center and major regional U.S. banking companies. Values as of each year end of the $100 initial investment are shown in the table and graph below.



Commonwealth Bankshares
KBW 50
S & P 500
Dollars
400
300
200
100
0
2002
2003
2004
2005
2006
2007

Index	2002	2003	2004	2005	2006	2007
Commonwealth Bankshares, Inc.	$ 100	$ 174	$ 172	$ 258	$ 286	$ 185
S & P 500	100	129	143	150	173	183
KBW 50	100	134	147	149	178	140

All share and per share amounts included in the Company's Form 10-K and in the accompanying consolidated financial statements and footnotes have been restated for all periods presented to reflect the stock splits.

Stock Splits. On November 27, 2006, the Board of Directors approved an amendment to the Articles of Incorporation of the Company to increase the number of authorized shares of Common Stock from 16,500,000 to 18,150,000 shares, to reduce the par value of each share from $2.273 to $2.066 per share, and effect an eleven-for-ten stock split distributed on December 29, 2006 to stockholders of record on December 18, 2006.

On May 16, 2006, the Board of Directors approved an amendment to the Articles of Incorporation of the Company to increase the number of authorized shares of Common Stock from 15,000,000 to 16,500,000 shares, to reduce the par value of each share from $2.50 to $2.273 per share, and effect an eleven-for-ten stock split distributed on June 30, 2006 to stockholders of record on June 19, 2006.

Private Placement of Common Stock. On October 26, 2006, the Company completed a $27.5 million private placement of its common stock. Pursuant to the terms of the Private Placement Memorandum, dated August 30, 2006, the Company sold 1,163,461 shares of its common stock at $23.64 per share.

On June 27, 2005, the Company completed a $19.34 million private placement of its common stock. Pursuant to the terms of the Private Placement Memorandum, dated May 16, 2005, the Company sold 1,170,081 shares of its common stock at a price of $16.53 per share.

On October 14, 2004, the Company completed a $15 million private placement of its common stock. Pursuant to the terms of the Private Placement Memorandum, dated August 30, 2004, the Company sold 1,141,509 shares of its common stock at a price of $13.14 per share.

Anderson & Strudwick, Inc. acted as the Company's exclusive placement agent for the three above mentioned private placements. The aggregate placement agent fee was 4.3%, 4.1% and 5.0%, respectively, of the offerings gross proceeds, which amounted to $1.2 million, $793.6 thousand and $750.0 thousand, respectively, for the October 2006, June 2005 and October 2004 offerings.

The Company plans to use the net proceeds from the offerings for general corporate purposes, including the support of future asset growth and the increase in lending limits of its bank subsidiary, Bank of the Commonwealth.

The offerings were made only to accredited investors, as such terms are defined in accordance with the Securities Act of 1933, as amended. The shares of common stock issued to the investors have not been registered under the Securities Act of 1933 or any state securities law. The Company relied on the exemption of the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder. On August 16, 2007, the Company filed the final prospectus on registration statement Form S-3A with the SEC registering the 1,163,461 shares of the common stock of Commonwealth Bankshares, Inc. that was issued as part of the October 26, 2006 private placement.

Holders of Record. The Company had 6,931,266 shares of common stock outstanding as of February 14, 2008, held by approximately 668 stockholders of record.

Dividend Reinvestment and Stock Purchase Plan. In April 1999, the Company's Board of Directors approved a Dividend Reinvestment and Stock Purchase Plan. Under this Plan, shares purchased from the Company with reinvested dividends are issued at a five percent (5.0%) discount from market value. The Plan also permits participants to make optional cash payments of up to $20.0 thousand per quarter for the purchase of additional shares of the Company's common stock. These shares are issued at market value without incurring brokerage commissions. In addition, stockholders also have the option of having their cash dividends deposited directly into an account with Bank of the Commonwealth. Of the $1.9 million in dividends that were paid in 2007, $517.3 thousand were reinvested. In 2006, $1.0 million was paid in dividends with $390.0 thousand reinvested. In 2007, $241.1 thousand was invested through the optional cash payment plan compared to $234.9 thousand in 2006.

Dividend Information. The ability of the Company to pay dividends depends upon the amount of dividends declared by the Bank. Regulatory restrictions exist with respect to the Bank's ability to pay dividends. See Note 16 to Consolidated Financial Statements included as Exhibit 99.1 of this report.

Purchases of Equity Securities by the Issuer

We announced an open ended program in May 2007 by which we were authorized to repurchase an unlimited number of our own shares of common stock in open market and privately negotiated transactions. During 2007, we repurchased a total of 15,400 shares of our common stock at an average price of $21.06 per shares. We did not repurchase any shares of common stock other than through this publicly announced plan. There have been no transactions subsequent to those reported in our Form 10-Q for the quarter ended September 30, 2007.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information, as of December 31, 2007, relating to the Company's equity compensation plans, pursuant to which grants of options to acquire shares of common stock and other stock-based awards may be granted from time to time. See Note 20 to Consolidated Financial Statements and Item 11 Executive Compensation (Stock Option and Employee Benefit Plans) of this Form 10-K for more information on the Company's equity compensation plans.

Equity Compensation Plan Information as of December 31, 2007

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	489,396 (1)	$16.86	306,918 (2)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	489,396 (1)	$16.86	306,918 (2)

(1) Consists entirely of shares of common stock underlying previously granted stock options that have not been exercised. All of these options were granted pursuant to the Company's stock options plans.
(2) Represents shares available for future issuance under the Company's stock options plans.

Item 6. Selected Financial Data

Years Ended December 31,

(in thousands, except per share data)

	2007	2006	2005	2004	2003
Operating Results:					
Interest income	$ 62,083	$ 52,916	$ 34,289	$ 21,957	$ 19,364
Interest expense	28,184	22,797	12,742	8,625	8,379
Net interest income	33,899	30,119	21,547	13,332	10,985
Provision for loan losses	1,645	2,690	2,740	1,695	525
Noninterest income	5,181	5,059	3,893	3,068	1,678
Noninterest expense	20,329	16,967	12,638	10,098	8,392
Income before provision for income taxes and noncontrolling interest	17,106	15,521	10,062	4,607	3,746
Provision for income taxes	5,927	5,405	3,419	1,506	1,204
Income before noncontrolling interest	11,179	10,116	6,643	3,101	2,542
Noncontrolling interest in subsidiary	(12)	(24)	(9)	-	-
Net Income	$ 11,167	$ 10,092	$ 6,634	$ 3,101	$ 2,542
Per Share Data**:					
Basic earnings	$ 1.62	$ 1.86	$ 1.54	$ 1.17	$ 1.19
Diluted earnings	$ 1.60	$ 1.70	$ 1.36	$ 0.96	$ 0.85
Book value	$ 16.40	$ 15.08	$ 12.73	$ 10.25	$ 8.40
Cash dividends	$ 0.28	$ 0.1991	$ 0.1736	$ 0.1653	$ 0.1322
Closing stock price	$ 15.91	$ 25.00	$ 22.65	$ 15.58	$ 15.70
Basic weighted average shares outstanding	6,886,621	5,440,303	4,310,914	2,640,117	2,143,583
Diluted weighted average shares outstanding	6,973,570	5,999,436	5,055,552	3,545,109	3,417,889
Shares outstanding at year-end	6,915,587	6,844,975	4,928,992	3,611,601	2,284,808
Year-End Balance:					
Assets	$ 843,138	$ 715,205	$ 549,454	$ 374,061	$ 318,295
Federal funds sold	158	2,031	1,159	420	341
Loans *	786,987	669,541	508,903	315,755	230,050
Loans held for sale	-	-	-	31,107	56,132
Investment securities	7,375	7,676	8,924	6,945	12,431
Equity securities	8,759	7,185	5,327	3,618	2,398
Deposits	572,296	487,175	383,890	277,632	250,658
Stockholders' equity	113,414	103,225	62,730	37,024	19,191
Average Balance:					
Assets	$ 773,756	$ 643,042	$ 455,833	$ 326,667	$ 277,970
Federal funds sold	1,058	1,778	971	1,753	1,570
Loans *	724,468	603,133	417,106	264,815	214,731
Loans held for sale	-	-	11,747	33,255	29,092
Investment securities	7,298	8,525	6,026	8,995	14,214
Equity securities	7,893	6,599	4,625	2,256	1,189
Deposits	528,548	451,561	329,955	260,027	239,726
Stockholders' equity	108,075	73,546	49,702	23,861	17,238
Ratios:					
Return on average assets	1.44%	1.57%	1.46%	0.95%	0.91%
Return on average stockholders' equity	10.33%	13.72%	13.35%	13.00%	14.75%
Dividend payout ratio	17.27%	10.31%	11.29%	14.08%	11.11%
Year-end stockholders' equity to total assets	13.45%	14.43%	11.42%	9.90%	6.03%
Loan loss allowance to year-end loans *	1.20%	1.22%	1.09%	0.90%	1.09%
Net interest margin (tax equivalent basis)	4.57%	4.86%	4.90%	4.29%	4.24%
Efficiency ratio (tax equivalent basis)	51.96%	48.16%	49.57%	61.21%	65.51%

* Net of unearned income and loans held for sale.

** All share and per share amounts have been restated for all periods presented to reflect the eleven-for-ten stock split distributed on June 30, 2006 and the eleven-for-ten stock split distributed on December 29, 2006.

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operation**

This commentary provides an overview of the Company's financial condition, changes in financial condition and results of operations for the years 2005 through 2007. This section of Form 10-K should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included as Exhibit 99.1 of this Form 10-K.

In addition to historical information, the following discussion contains forward looking statements that are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those anticipated, including risks associated with general economic conditions and interest rate trends. These forward looking statements include, but are not limited to, statements regarding management's expectations that the Company will continue to experience growth in core operating earnings, improved credit quality and increased service fee income, and that the Company may pay cash dividends in the future. Readers are cautioned not to place undue reliance on these forward looking statements, which reflect management's analysis only as of the date hereof.

Results of Operations and Financial Condition
Commonwealth Bankshares, Inc. and Subsidiaries

Overview

Management views 2007 as an exceptional year for Commonwealth Bankshares, Inc. We are particularly proud of our achievements this year, both financially as well as operationally. We experienced record earnings along with significant growth in our earning assets. We achieved these results while investing in the future with the expansion of our footprint by opening six full service financial centers in 2007. Over the past several years, we have assembled a strong management team, lending team, branch personnel and support staff. In addition, we increased our capital base; maintained consistently strong core financial performance and sound asset quality, which collectively, has provided the foundation upon which to grow. In February 2007, we moved to our permanent branch in the Ocean View section of Norfolk, Virginia, at 1901 E. Ocean View Avenue, as well as our second branch in Portsmouth, Virginia at 1020 London Boulevard. In March 2007, we opened our first branch in North Carolina on Caratoke Highway in Powells Point. In May 2007, we opened our third branch in Chesapeake, Virginia at 2600 Taylor Road, across from the Chesapeake Square Mall. In July 2007, we opened our second branch in North Carolina in the St. Waves Plaza Shopping Center in Waves, North Carolina and our fourth branch in Chesapeake, Virginia at 1304 Greenbrier Parkway. In November 2007, we opened our fifth office in Virginia Beach at 5460 Wesleyan Drive. Furthermore, we plan to open additional branches over the next twelve months. In April 2008, we will be opening our third branch in North Carolina in Moyock. In July 2008, we will be opening our fourth branch in North Carolina in Kitty Hawk. In August 2008, we will be opening our sixth office in Virginia Beach in the Redmill section, as well as our first branch in Suffolk, Virginia. Our title subsidiary, Executive Title Center, has expanded its services to Suffolk, Virginia. Our second title office opened in May 2007 at 2484 Pruden Boulevard. As previously reported, we have made a substantial investment in our future and we are constantly seeking new opportunities to grow and expand our network and footprint into new, growing markets. To report a 10.7% increase in earnings, while incurring increased costs as a result of the investments we are making through our expansion into key markets, is a testament to the strength of our foundation. We have concentrated our efforts on building a franchise and infrastructure that can deliver long-term profitability. As we grow, we continuously look to expand our traditional nonbanking services and to search for new avenues of revenue.

In June 2006, we opened a private banking center in Norfolk, Virginia. Our mortgage subsidiary, Bank of the Commonwealth Mortgage, has expanded its mortgage lending services to the outer banks of North Carolina. Our fourth mortgage office opened in May 2006 in Kill Devil Hills, North Carolina at 2603 N. Croatan Highway. On October 26, 2006, the Company successfully added $27.5 million in additional capital through a private placement of 1,163,461 shares of newly issued Company common stock allowing us to continue our strong growth momentum and allowing us to better serve our customers by increasing our legal lending limit to over $15.5 million at December 31, 2006.

In 2005, we expanded our title insurance business, with the formation of Executive Title Center, which commenced operations July 1st. In addition to providing a considerably diverse and expanded source of fee income, Executive Title Center will provide a high level of responsive and personalized service to our customers, making their real estate endeavors a smooth transaction. As of November 1, 2005, the Bank expanded its brokerage and investment advisory services, as well as offering a wide range of insurance products to our customers, through its creation of Commonwealth Financial Advisors, LLC, a wholly owned subsidiary of Bank of the Commonwealth. Heading Commonwealth Financial Advisors is a group of seasoned professionals with over sixty years of combined experience. We successfully raised $19.34 million in additional capital, through a private placement of 1,170,081 shares of newly issued Company common stock. On November 30, 2005, we raised an additional $20 million in trust preferred securities.

The Company's net income for 2007 reached a record $11.2 million or a 10.7% increase from the $10.1 million reported for the year ended December 31, 2006. Net income in 2006 represented a 52.1% increase from the $6.6 million reported for the year 2005. On a per share basis, diluted earnings per share decreased 5.9% to $1.60 for the year ended December 31, 2007. Diluted earnings per share was $1.70 for the year ended December 31, 2006 up 25.0% from $1.36 for 2005. Book value per share has steadily increased in conjunction with the Company's earning performance. Book value per share for the years 2007, 2006 and 2005 was $16.40, $15.08 and $12.73, respectively. Per share results reflect the issuance of 1,163,461 and 1,170,081 shares of new capital stock sold in the private placements in October 2006 and June 2005, respectively. Although earnings per share is down 5.9% year to date compared to the prior period, it is well understood throughout the financial industry that the completion of a stock offering requires time before earnings per share returns to the level it was prior to the offering. We feel we have made excellent progress over the past year. Management has increased its dividends paid to its shareholders in order to share in the Company's success. In 2007, total dividends paid to its shareholders equaled $0.28 per share up 40.6% from $0.1991 per share paid in 2006. Dividends paid in 2006 were up 14.7% from the $0.1736 per share paid in 2005.

The Company's core earnings, defined by the Company as pre-tax earnings exclusive of the provision for loan losses and nonrecurring items such as security gains, grew to $18.8 million in 2007 compared with the $18.2 million and $12.8 million reported at December 31, 2006 and 2005, respectively.

The Company's record earnings resulted in favorable profitability ratios. Return on average assets equaled 1.44% in 2007 compared with 1.57% in 2006 and 1.46% in 2005. Return on average equity equaled 10.33% in 2007 compared with 13.72% in 2006 and 13.35% in 2005. The Company also exceeded its goal for asset growth during 2007. Total assets at December 31, 2007 reached a new high of $843.1 million, up 17.9% or $127.9 million from $715.2 million at December 31, 2006. Total assets during 2006 grew $165.8 million or 30.2% from $549.5 million at December 31, 2005. Total loans, the Company's largest and most profitable asset, ended the year at a record $787.0 million, up $117.4 million or 17.5% from December 31, 2006. During 2006, total loans increased $160.6 million or 31.6% from the $508.9 million at December 31, 2005.

Net Interest Income and Net Interest Margin

Net interest income, the fundamental source of the Company's earnings, is defined as the difference between income on earning assets and the cost of funds supporting those assets. Significant categories of earning assets are loans and investment securities, while deposits and short-term borrowings represent the major portion of interest bearing liabilities. The level of net interest income is impacted primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to previous periods of operations.

Table 1 presents the average interest earning assets and average interest bearing liabilities, the average yields earned on such assets (on a tax equivalent basis) and rates paid on such liabilities, and the net interest margin for the indicated periods. The variance in interest income and expense caused by differences in average balances and rate is shown in Table 2.

Net interest income, on a taxable equivalent basis, for 2007 increased 12.5% or $3.7 million to $33.9 million. Net interest income for 2006 of $30.2 million increased 39.7% or $8.6 million over 2005. Increases in net interest income, for both years, were primarily attributable to the strong growth in average interest earning assets.

Average interest earning assets increased $120.7 million in 2007, $180.2 million in 2006 and $127.8 million in 2005. Average loans (excluding loans held for sale), a higher interest earning asset, accounted for 97.6% of average interest earning assets in 2007, 97.1% in 2006 and 94.5% in 2005. Due to the low interest rate environment, our strong local economy and the efforts of our experienced loan officers, average loans increased $121.3 million in 2007, $186.0 million in 2006 and $152.3 million in 2005. Average investment securities, a lower yielding asset, decreased by $1.2 million in 2007, after increasing by $2.5 million in 2006 and decreasing by $3.0 million in 2005.

The net interest margin is calculated by expressing tax-equivalent net interest income as a percentage of average interest earning assets, and represents the Company's net yield on its earning assets. Net interest margin is an indicator of the Company's effectiveness in generating income from its earning assets. During the second half of 2004, the Federal Reserve started to increase interest rates. From June 2004 through December 31, 2005, the Federal Reserve increased the federal funds rate 13 times or 325 basis points up to 4.25%. During 2006, the Federal Reserve increased the federal funds rate 4 times or 100 basis points up to 5.25%. Beginning in the late third quarter of 2007, the Federal Reserve decreased the federal funds rate by 100 basis points to 4.25%. With the Federal Reserve decreasing short-term interest rates, the yield on the long end has begun to move. The spread between the two-year treasury and the ten-year treasury has increased to approximately 100 basis points at the end of 2007 after being inverted by 12 basis points at the end of 2006 and inverted by 2 basis points at the end of 2005. The spread that can be earned between interest earning assets and interest bearing liabilities is also dependent to a large extent on the slope of the yield curve. Given the prevalent low interest rate environment which has put pressure on maintaining strong margins, the Company's net interest margin has increased each year from 2001 through 2005. During 2007 and 2006, the Company was able to maintain their strong margin with just a 29 basis point and a 4 basis point decline respectively, indicating the Company's ability to manage its interest earning assets.

As of December 31, 2007, the net interest margin was a healthy 4.57% compared to 4.86% recorded in 2006 and 4.90% in 2005. As a result of the strong growth in average loans and decreased interest rates, the yield on our interest earning assets decreased 15 basis points to 8.37% for the year ended December 31, 2007. The average rate paid on our interest bearing liabilities increased 20 basis points in 2007. Contributing to the slight compression of our margins was the decrease in interest rates, along with the continued pressure on deposit pricing and the pricing of some deposit products which lag the decrease in the prime rate, which has an immediate affect on variable loans.

As of December 31, 2006, the net interest margin of 4.86% represented a decrease of 4 basis points over the net interest margin of 4.90% recorded in 2005. As a result of the strong growth in average loans and increased interest rates, the yield on our interest earning assets increased 74 basis points to 8.52% for the year ended December 31, 2006. The average rate paid on our interest bearing liabilities increased 88 basis points in 2006. Contributing to the increase was the rising interest rates during 2006, along with the strong competition for local deposits, which lead to increased rates on deposits accounts. The addition of $20.6 million in trust preferred capital notes, with an average rate paid of 6.39% in 2006, contributed an 8 basis points increase in the average rate paid on our total interest bearing liabilities.

As of December 31, 2007, approximately 46.6% of the loan portfolio consisted of variable rate loans which can be repriced with prime, down from 48.3% as of December 31, 2006. In a rising interest rate environment, 46.6% of the variable loans will reprice, having a positive impact on interest income.

Table 1: Average Balance Sheet and Net Interest Margin Analysis

	Years Ended December 31,								
	2007			2006			2005		
(dollars in thousands)	Average Balance(1)	Interest	Average Yield/Rate(2)	Average Balance(1)	Interest	Average Yield/Rate(2)	Average Balance(1)	Interest	Average Yield/Rate(2)
Assets									
Interest earning assets:									
Loans (3)(4)	$ 724,468	$ 61,151	8.44%	$ 603,133	$ 51,998	8.62%	$ 417,106	$ 33,169	7.95%
Loans held for sale	–	–	–	–	–	–	11,747	599	5.10%
Investment securities (3)	7,298	378	5.18%	8,525	431	5.06%	6,026	283	4.69%
Equity securities	7,893	472	5.98%	6,599	383	5.80%	4,625	209	4.52%
Federal funds sold	1,058	55	5.24%	1,778	87	4.90%	971	34	3.48%
Interest bearing deposits in banks	578	31	5.32%	546	28	5.13%	465	16	3.57%
Statutory trust	619	39	6.33%	619	39	6.39%	54	3	5.96%
Other investments	168	3	1.61%	168	4	2.31%	185	29	15.61%
Total interest earning assets	742,082	62,129	8.37%	621,368	52,970	8.52%	441,179	34,342	7.78%
Noninterest earning assets:									
Cash and due from banks	9,031			8,047			6,332		
Premises and equipment, net	18,808			9,832			5,664		
Other assets	12,571			10,559			6,506		
Less: allowance for loan losses	(8,736)			(6,764)			(3,848)		
Total assets	$ 773,756			$ 643,042			$ 455,833		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Interest bearing demand deposits	$ 86,483	$ 2,417	2.79%	$ 69,919	$ 1,623	2.32%	$ 52,555	$ 668	1.27%
Savings deposits	6,782	41	0.60%	7,813	49	0.63%	9,072	50	0.55%
Time deposits	389,658	19,151	4.91%	327,438	15,071	4.60%	228,316	9,181	4.02%
Short-term borrowings	78,496	4,136	5.27%	80,985	4,286	5.29%	58,107	2,111	3.63%
Long-term debt	27,678	1,133	4.09%	5,350	217	4.05%	5,374	216	4.02%
Junior subordinated debt securities	-	-	0.00%	3,255	233	7.16%	5,140	408	7.94%
Trust preferred capital notes	20,619	1,306	6.33%	20,619	1,317	6.39%	1,807	108	5.96%
Total interest bearing liabilities	609,716	28,184	4.62%	515,379	22,796	4.42%	360,371	12,742	3.54%
Noninterest bearing liabilities:									
Demand deposits	45,625			46,391			40,012		
Other	10,340			7,726			5,748		
Total liabilities	665,681			569,496			406,131		
Stockholders' equity	108,075			73,546			49,702		
Total liabilities and stockholders' equity	$ 773,756			$ 643,042			$ 455,833		
Net interest income (taxable equivalent basis)		$ 33,945			$ 30,174			$ 21,600	
Net interest margin (5) (taxable equivalent basis)			4.57%			4.86%			4.90%
Average interest spread (6) (taxable equivalent basis)			3.75%			4.10%			4.24%

(1) Average balances are computed on daily balances and management believes such balances are representative of the operations of the Company.
(2) Yield and rate percentages are all computed through the annualization of interest income and expenses versus the average balance of their respective accounts.
(3) Tax equivalent basis. The tax equivalent adjustment to loans was $21 thousand, $21 thousand and $16 thousand for the years ended December 31, 2007, 2006 and 2005, respectively. The tax equivalent adjustment to investment securities was $25 thousand, $33 thousand and $38 thousand for the years ended December 31, 2007, 2006 and 2005, respectively.
(4) Non-accrual loans are included in the average loan balances, and income on such loans is recognized on a cash basis. Loans are net of unearned income.
(5) Net interest margin is net interest income, expressed as a percentage of average interest earning assets.
(6) Interest spread is the average yield earned on interest earning assets, less the average rate incurred on interest bearing liabilities.

Table 2: Effect of Changes in Rate and Volume on Net Interest Income

As the largest component of income, net interest income represents the amount that interest and fees earned on loans and investments exceeds the interest costs of funds used to support these earning assets. Net interest income is determined by the relative levels, rates and mix of earning assets and interest bearing liabilities. The following table attributes changes in net interest income either to changes in average volume or to rate changes in proportion to the relationship of the absolute dollar amount of the change in each.

	Year Ended December 31, 2007 compared to Year Ended December 31, 2006			Year Ended December 31, 2006 compared to Year Ended December 31, 2005			Year Ended December 31, 2005 compared to Year Ended December 31, 2004		
	Increase (Decrease) Due to:		Interest Income/Expense	Increase (Decrease) Due to:		Interest Income/Expense	Increase (Decrease) Due to:		Interest Income/Expense
(in thousands)	Volume	Rate	(Variance)	Volume	Rate	(Variance)	Volume	Rate	(Variance)
Interest Income:									
Loans	$ 10,216	$ (1,063)	$ 9,153	$ 15,840	$ 2,989	$ 18,829	$ 12,069	$ 988	$ 13,057
Loans held for sale	-	-	-	(300)	(299)	(599)	(1,332)	635	(697)
Investment securities	(64)	11	(53)	125	23	148	(142)	(37)	(179)
Equity securities	77	12	89	104	70	174	106	12	118
Federal funds sold	(38)	6	(32)	36	17	53	(4)	20	16
Interest bearing deposits in banks	2	1	3	3	9	12	2	(6)	(4)
Statutory trust	-	-	-	36	-	36	3	-	3
Other investments	-	(1)	(1)	(2)	(23)	(25)	(6)	(19)	(25)
	10,193	(1,034)	9,159	15,842	2,786	18,628	10,696	1,593	12,289
Interest Expense:									
Interest bearing demand deposits	427	367	794	273	682	955	102	342	444
Savings deposits	(6)	(2)	(8)	(161)	160	(1)	(1)	(1)	(2)
Time deposits	3,007	1,073	4,080	4,418	1,472	5,890	2,010	(121)	1,889
Short-term borrowings	(131)	(19)	(150)	1,007	1,168	2,175	683	834	1,517
Long-term debt	914	2	916	(1)	2	1	186	6	192
Junior subordinated debt securities	(117)	(116)	(233)	(138)	(37)	(175)	(32)	2	(30)
Trust preferred capital notes	-	(11)	(11)	1,201	8	1,209	108	-	108
	4,094	1,294	5,388	6,599	3,455	10,054	3,056	1,062	4,118
Increase (decrease) in net interest income	$ 6,099	$ (2,328)	$ 3,771	$ 9,243	$ (669)	$ 8,574	$ 7,640	$ 531	$ 8,171

Asset Quality Review and Credit Risk Management

In conducting business activities, the Company is exposed to the possibility that borrowers or counterparties may default on their obligations to the Company. Credit risk arises through the extension of loans, leases, certain securities and financial guarantees. To manage this risk, the Company establishes policies and procedures to manage both on and off-balance sheet risk and communicates and monitors the application of these policies and procedures throughout the Company. The Company's credit risk is centered in its loan portfolio.

Provision and Allowance for Loan Losses

The provision for loan losses is the annual cost of maintaining an allowance for inherent credit losses. The amount of the provision each year and the level of the allowance are matters of judgment and are impacted by many factors, including actual credit losses during the period, the prospective view of credit losses, loan performance measures and trends (such as delinquencies and charge-offs), and other factors, both internal and external that may affect the quality and future loss experience of the credit portfolio.

The Company continuously reviews its loan portfolio and maintains an allowance for loan losses sufficient to absorb losses inherent in the portfolio. In addition to the review of credit quality through an ongoing credit review process and a monthly review of impaired loans by management and the Board, the Company constructs a comprehensive allowance analysis for its loan portfolio at least quarterly. This analysis includes three basic elements; a general allowance, specific allowances for identified problem loans and an unallocated allowance representing estimations done pursuant to either Standard of Financial Accounting Standards ("SFAS") No. 5, "*Accounting for Contingencies*," or SFAS No. 114, "*Accounting by Creditors for Impairment of a Loan.*" The specific component relates to loans that are classified as either doubtful, substandard or special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. Such qualitative factors management considers are the known and inherent risks in the loan portfolio, including adverse circumstances that may affect the ability of the borrower to repay interest and/or principal, the estimated value of collateral, an analysis of the levels and trends of delinquencies, level of concentrations and growth within the portfolio, and the level and trend of interest rates and the condition of the national and local economies. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. Management's evaluation and resulting provision and allowance decisions are reviewed by the Board of Directors quarterly.

The allowance for loan losses is increased by the provision for loan losses and reduced by loans charged-off, net of recoveries. The following table presents the Company's loan loss experience for the past five years:

Table 3: Summary of Loan Loss Experience

	Years Ended December 31,				
(dollars in thousands)	2007	2006	2005	2004	2003
Allowance at beginning of period	$ 8,144	$ 5,523	$ 2,839	$ 2,503	$ 2,335
Provision for loan losses	1,645	2,690	2,740	1,695	525
Charge-offs:					
Construction and development	-	-	-	-	-
Commercial	363	39	71	1,224	82
Commercial mortgage	-	21	-	117	-
Residential mortgage	-	2	2	-	247
Installment loans to individuals	20	23	8	26	28
Other	-	-	-	-	13
Total loans charged-off	383	85	81	1,367	370
Recoveries:					
Construction and development	-	-	-	-	-
Commercial	2	-	-	-	-
Commercial mortgage	6	14	-	-	-
Residential mortgage	-	-	24	-	-
Installment loans to individuals	10	2	1	8	12
Other	-	-	-	-	1
Total recoveries	18	16	25	8	13
Net charge-offs	365	69	56	1,359	357
Allowance at end of period	$ 9,424	$ 8,144	$ 5,523	$ 2,839	$ 2,503
Year end loans *	$ 786,987	$ 669,541	$ 508,903	$ 315,755	$ 230,050
Ratio of allowance to year end loans	1.20%	1.22%	1.09%	0.90%	1.09%
Average loans outstanding *	$ 724,468	$ 603,133	$ 417,106	$ 264,815	$ 214,731
Ratio of net charge-offs to average loans outstanding	0.05%	0.01%	0.01%	0.51%	0.17%

* Net of unearned income and loans held for sale.

The Company made provisions for loan losses of $1.6 million in 2007, compared to $2.7 million in 2006 and 2005, $1.7 million in 2004 and $524.8 thousand in 2003. Net charge-offs in 2007 were $365.6 thousand compared to $68.8 thousand for 2006, $56.2 thousand for 2005, $1.4 million for 2004 and $356.8 thousand for 2003. This represents 0.05% of average loans outstanding in 2007, 0.01% in 2006 and 2005, 0.51% in 2004 and 0.17% in 2003. The contribution to the provision and the related increase in the allowance in 2007, 2006 and 2005 was due to the overall growth in total loans of 17.5%, 31.6% and 61.2% respectively. Although the Company experienced an increase in charge-offs in 2007 from 2006, net charge-offs as a percentage of average loans outstanding remained relatively low, and below the Company's peer group for the last five years.

The allowance for loan losses at December 31, 2007 was $9.4 million, compared with $8.1 million at December 31, 2006, $5.5 million at December 31, 2005, $2.8 million at December 31, 2004 and $2.5 million at December 31, 2003. This represented 1.20% of year-end loans at December 31, 2007 compared with 1.22% of year-end loans at December 31, 2006, 1.09% of year-end loans at December 31, 2005, 0.90% of year-end loans at December 31, 2004 and 1.09% of year-end loans at December 31, 2003. Based on current expectations relative to portfolio characteristics and management's comprehensive allowance analysis, management considers the level of the allowance to be adequate as of December 31, 2007.

The following table shows the allocation of allowance for loan losses at the dates indicated. Notwithstanding these allocations, the entire allowance for loan losses is available to absorb charge-offs in any category of loan.

Table 4: Allocation of Allowance for Loan Losses

(in thousands)	December 31, 2007	2006	2005	2004	2003
Construction and development	$ 2,166	$ 1,694	$ 1,012	$ 150	$ 35
Commercial	962	1,090	549	400	400
Commercial mortgage	4,385	3,733	2,832	1,659	1,663
Residential mortgage	1,405	1,000	867	379	175
Installment loans to individuals	164	161	124	96	81
Other	10	12	5	6	5
Unallocated	332	454	134	149	144
Total allowance for loan losses	$ 9,424	$ 8,144	$ 5,523	$ 2,839	$ 2,503

Non-Performing Assets

Non-performing assets consist of loans accounted for on a non-accrual basis (as judgmentally determined by management based upon anticipated realization of interest income), loans which are contractually past due 90 days and other real estate owned. It is management's practice to cease accruing interest on loans when payments are 120 days delinquent. However, management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest, and the loan is in the process of collection.

The following table presents information concerning non-performing assets for the periods indicated.

Table 5: Non-Performing Assets

(in thousands)	December 31, 2007	2006	2005	2004	2003
Non-accrual loans:					
Construction and development	$ -	$ -	$ -	$ -	$ -
Commercial	256	884	110	437	2,358
Commercial mortgage	130	1,310	-	-	415
Residential mortgage	1,946	-	-	1	67
Installment loans to individuals	55	29	10	13	5
Other	-	-	-	-	-
	2,387	2,223	120	451	2,845
Loans contractually past-due 90 days or more:					
Construction and development	437	-	-	-	-
Commercial	588	-	-	-	-
Commercial mortgage	-	-	-	-	-
Residential mortgage	1,520	-	-	-	-
Installment loans to individuals	32	-	1	8	-
Other	1	4	61	8	-
	2,578	4	62	16	-
Total non-performing loans	4,965	2,227	182	467	2,845
Other real estate owned	717	-	-	-	1,095
Total non-performing assets	$ 5,682	$ 2,227	$ 182	$ 467	$ 3,940

Non-accrual loans increased $163.4 thousand in 2007 to $2.4 million. Non-accrual loans at December 31, 2007 consist of sixteen (16) loans. $2.1 million or 87.1% of the total consists of five (5) loans which are secured by real estate and management does not anticipate any material losses associated with these credits. The remaining $307.3 thousand in non-accrual represents eleven (11) loans, with the majority making monthly payments and in most cases are secured with workout arrangements currently in place. Management is closely monitoring these credits and believes that the allowance for loan losses is adequate to offset any potential loss that may occur.

If non-accrual loans had been performing fully, these loans would have contributed an additional $141.1 thousand to interest income in 2007, $58.5 thousand in 2006, $24.8 thousand in 2005, $83.8 thousand in 2004 and $137.4 thousand in 2003.

There was $717.4 thousand in other real estate owned as of December 31, 2007, as compared to none at December 31, 2006, 2005 and 2004 and $1.1 million at December 31, 2003. The balance at December 31, 2007 included two residential properties. One of the properties is currently under contract with an expected closing during the first quarter of 2008. The second property is being actively marketed and is also expected to be sold in 2008. Management does not anticipate any material losses associated with these properties. The balance at December 31, 2003 included one commercial property and one residential property. During 2004, both properties were sold and resulted in a net loss of $10.4 thousand.

The Company continues to allocate significant resources to the expedient disposition and collection of non-performing and other lower quality assets. As a part of this workout process, the Company routinely reevaluates all reasonable alternatives, including the sale of these assets. Individual action plans have been developed for each non-performing asset.

USES OF FUNDS

Total average earning assets at December 31, 2007 increased 19.4% from year end 2006 compared with 2006's increase of 40.8% from year end 2005's increase of 40.8%. The increase in average earning assets over the last three years has been primarily attributable to the increase in the loan portfolio which has increased from $510.8 million in 2005 to $788.8 million in 2007.

Loan Portfolio

The loan portfolio is the largest component of earning assets and accounts for the greatest portion of total interest income. As of December 31, 2007, total gross loans, including loans held for sale (excluding unearned income), grew to a record $788.8 million, a $117.5 million or a 17.5% increase from $671.3 million at year end 2006. This is a continuation of the growth experienced from year end 2005 to year end 2006 of $160.5 million or 31.4% and from year end 2004 to year end 2005 of $162.5 million or 46.6%. The tremendous growth experienced during the past three years was achieved not only by the high loan demand generated by the low interest rate environment and our strong local economy, but also by the efforts of the Company's officers to develop new loan relationships combined with the support of existing customers. In addition, during the first half of 2005, the Company added four of the leading veteran commercial lending officers to the Company's professional team. These professionals also contributed to the significant growth in the loan portfolio. During the past three years, the Company raised $27.5 million in 2006 and $19.34 million in 2005, in additional capital, allowing us to continue our strong growth momentum and allowing us to better serve our customers by increasing our legal lending limit to over $17.6 million as of December 31, 2007.

During the past three years, a considerable volume of new loan relationships have been developed with "old line and well-established" local businesses, who have transferred their relationships to the Company from other regional financial institutions that are experiencing further consolidation. This has been an excellent source of new business for the Bank, as customers still value the personal attention traditionally offered by a community bank. The Bank intends to aggressively continue to target these relationships in future periods.

The Company's overall objective in managing loan portfolio risk is to minimize the adverse impact of any single event or set of occurrences. To achieve this objective, the Company strives to maintain a loan portfolio that is diverse in terms of loan type, industry concentration, geographic distribution and borrower concentration.

The table below classifies gross loans by major category and percentage distribution of gross loans at December 31 for each of the past five years.

Table 6: Loans By Classification

	December 31,									
	2007		2006		2005		2004		2003	
(dollars in thousands)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Construction and development	$ 222,972	28.27%	$ 178,805	26.64%	$ 103,091	20.18%	$ 20,912	6.59%	$ 7,759	3.36%
Commercial	71,172	9.02%	57,092	8.50%	51,896	10.16%	45,422	14.32%	45,584	19.74%
Commercial mortgage	361,659	45.85%	323,729	48.22%	257,204	50.35%	187,935	59.24%	131,744	57.05%
Residential mortgage	118,180	14.98%	97,395	14.51%	86,353	16.91%	51,320	16.18%	36,269	15.70%
Installment loans to individuals	13,782	1.75%	13,027	1.94%	11,597	2.27%	10,575	3.34%	8,226	3.56%
Other	1,033	0.13%	1,267	0.19%	659	0.13%	1,057	0.33%	1,369	0.59%
Total gross loans	788,798	100.00%	671,315	100.00%	510,800	100.00%	317,221	100.00%	230,951	100.00%
Loans held for sale	-		-		-		31,107		56,132	
Total	$ 788,798		$ 671,315		$ 510,800		$ 348,328		$ 287,083	

Construction and development loans increased $44.2 million to $223.0 million in 2007 compared to an increase of $75.7 million to $178.8 million in 2006 and an $82.2 million increase to $103.1 million in 2005. The Company makes loans primarily for the construction of one-to-four family residences and, to a lesser extent, multi-family dwellings. The Company also makes construction loans for office and warehouse facilities and other nonresidential projects, generally limited to borrowers that present other business opportunities for the Company.

The amounts, interest rates and terms for construction loans vary, depending upon market conditions, the size and complexity of the project, and the financial strength of the borrower and any guarantors of the loan. The term for the Company's typical construction loan ranges from nine months to 15 months for the construction of an individual residence, and from 15 months to a maximum of three years for larger residential or commercial projects. The Company does not typically amortize its construction loans, and the borrower pays interest monthly on the outstanding principal balance of the loan. The interest rates on the Company's construction loans are mostly variable. The Company does not generally finance the construction of commercial real estate projects built on a speculative basis. For residential builder loans, the Company limits the number of models and/or speculative units allowed depending on market conditions, the builder's financial strength and track record and other factors. Construction loans for nonresidential projects and multi-unit residential projects are generally larger and involve a greater degree of risk to the Company than residential mortgage loans. The Company attempts to minimize such risks by (i) making construction loans in accordance with the Company's underwriting standards and to established customers in its primary market area and (ii) by monitoring the quality, progress and cost of construction.

Loans in the commercial category, as well as commercial real estate mortgages, consist primarily of short-term (five year or less final maturity or five year rate call) and/or floating or adjustable rate commercial loans made to small to medium-sized companies. Total commercial loans increased 13.7% to $432.8 million in 2007 compared with an increase of 23.2% to $380.8 million in 2006 and an increase of 32.5% to $309.1 million in 2005. Virtually all of the Company's commercial real estate mortgage and construction loans relate to property in our market areas of Hampton Roads and Northeastern North Carolina which includes the cities of Norfolk, Virginia Beach, Chesapeake, Portsmouth and Suffolk, Virginia and the Outer Banks of North Carolina. As such, they are subject to risks relating to the general economic conditions in those markets, and the market for real estate in particular. These regions have experienced solid economic activity during 2005, 2006 and 2007, the local real estate market remains steady, and the Company attempts to mitigate risk through careful underwriting, including primary reliance on the borrower's financial capacity and the ability to repay without resort to the property, and lends primarily with respect to properties occupied, or managed by the owner.

Residential mortgage loans increased $20.8 million or 21.3% in 2007, compared to an increase of $11.0 million or 12.8% in 2006, and an increase of $35.0 million or 68.3% to $86.4 million in 2005. The Company's 1-4 family residential real estate loans are generally not the typical purchase money first mortgage loan or refinancing, but are loans made for other purposes and the collateral obtained is a first deed of trust on the residential property of the borrower. The underlying loan would have a final maturity much shorter than the typical first mortgage and may be a variable or fixed rate loan.

Consumer installment loans increased $754.2 thousand or 5.8% in 2007, representing 1.8% of total gross loans at December 31, 2007. Consumer installment loans represented 1.9% and 2.3% of total gross loans as of December 31, 2006 and 2005, respectively.

As of December 31, 2007, 2006 and 2005, the Company did not have any loans held for sale. Included in total loans as of December 31, 2004 were $31.1 million in loans classified as held for sale. These loans are pre-committed for sale prior to funding and are secured by first deeds of trust on residential 1 to 4 family dwellings.

The Company will continue with its efforts to develop creditable loan relationships in order to enhance its earnings opportunities while simultaneously strengthening its underwriting criteria. To limit credit exposure, the Company obtains collateral to support credit extensions and commitments when deemed necessary. The most significant categories of collateral are real and personal property, cash on deposit and marketable securities. The Company obtains real property as security for some loans that are made on the basis of the general creditworthiness of the borrower and whose proceeds were not used for real estate related purposes.

A number of measures have been taken by the Company over the past several years to reduce overall exposure and earnings vulnerability in the real estate sectors of the Bank's trade area. These measures include strengthening real estate underwriting, management review of policies and practices, and reducing higher risk concentrations within the real estate portfolio.

Senior level management is devoted to the management and/or collection of certain non-performing assets as well as certain performing loans. Aggressive collection strategies and a proactive approach to managing overall credit risk has expedited the Company's disposition, collection and re-negotiation of non-performing and other lower-quality assets and allowed loan officers to concentrate on generating new business.

The following table shows the maturity or period of re-pricing of gross loans outstanding as of December 31, 2007. Demand loans, as well as loans having no stated schedule of repayments and no stated maturity are reported as due within one year. Adjustable and floating-rate loans are included in the period in which interest rates are next scheduled to adjust rather than in which they contractually mature. Fixed rate loans are included in the period in which the final contractual repayment is due. Since the majority of the Company's loan portfolio is short-term, the Company can re-price its portfolio more frequently to minimize long-term interest rate fluctuations and maintain a steady interest margin.

Table 7: Loan Maturities and Re-Pricing Schedule

(in thousands)	December 31, 2007 Within One Year	After One But Within Five Years	After Five Years	Total
Variable Rate:				
Construction and development	$ 166,003	$ 23,591	$ 2,951	$ 192,545
Commercial	29,351	5,234	-	34,585
Commercial mortgage	118,498	160,499	5,802	284,799
Residential mortgage	49,715	26,491	929	77,135
Installment and other loans	4,277	399	-	4,676
Total variable rate	$ 367,844	$ 216,214	$ 9,682	$ 593,740
Fixed Rate:				
Construction and development	$ 17,707	$ 9,770	$ 2,950	$ 30,427
Commercial	10,958	11,956	13,673	36,587
Commercial mortgage	6,524	27,320	43,016	76,860
Residential mortgage	13,554	7,181	20,310	41,045
Installment and other loans	2,197	4,479	3,463	10,139
Total fixed rate	$ 50,940	$ 60,706	$ 83,412	$ 195,058
Total	$ 418,784	$ 276,920	$ 93,094	$ 788,798

Investments

The investment portfolio plays a role in the management of interest rate sensitivity of the Company and generates interest income. In addition, the portfolio serves as a source of liquidity and is used as needed to meet collateral requirements. The table below presents information pertaining to the composition of the securities portfolio. At year end 2007, 2006 and 2005, investment securities totaled $7.4 million, $7.7 million and $8.9 million, respectively.

Table 8: Composition of Investments

(in thousands)	December 31, 2007	2006	2005
Securities available for sale (1):			
U. S. Government and agency securities	$ 5,539	$ 5,495	$ 5,985
Mortgage-backed securities	624	786	1,085
State and municipal securities	780	925	1,324
	6,943	7,206	8,394
Securities held to maturity (2):			
Mortgage-backed securities	241	289	358
State and municipal securities	191	181	172
	432	470	530
Total investment securities	$ 7,375	$ 7,676	$ 8,924

(1) Carried at fair value.
(2) Carried at cost, adjusted for amortization of premium or accretion of discount using the interest method.

In managing the investment securities portfolio, management's philosophy has been to provide the maximum return over the long term on funds invested while giving consideration to risk and other corporate objectives. During periods of increasing interest rates, the market value of the investment portfolio declines in relation to book value. During periods of declining interest rates, the opposite is true.

Decisions to acquire investments of a particular type are based on an assessment of economic and financial conditions, including interest rate risk, liquidity, capital adequacy, the type of incremental funding available to support such assets and an evaluation of alternative loan or investment instruments.

Investment securities are purchased with the ability to hold until maturity and with the intent to hold for the foreseeable future. Management re-evaluates asset and liability strategies when economic and financial conditions fluctuate in a magnitude that might adversely impact the Company's overall interest rate risk, liquidity or capital adequacy positions. Re-assessment may alter management's intent to hold certain securities for the foreseeable future and result in repositioning a portion of the investment portfolio. Often, security sales are required to implement a change in strategy.

Management views the portfolio as diversified among several market sectors as summarized below:

Sector	%
Municipals	14.2%
Fixed Agency	73.3%
Floating MBS	7.4%
Floating CMO	3.9%
Fixed MBS	1.0%
Fixed CMO	0.2%
	100.0%

The following table presents information on the maturities and weighted average yields of the Company's investment securities at December 31, 2007. The weighted average yields are calculated on the basis of book value of the investment securities and on the interest income of the investments adjusted for amortization of premium and accretion of discount.

Table 9: Investment Maturities and Yields

	December 31, 2007					
	Held to Maturity			Available for Sale		
(dollars in thousands)	Amortized Cost	Fair Value	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
U.S. Government and agency:						
Within one year	$ -	$ -	-	$ 5,511	$ 5,539	4.64%
After one year to five years	-	-	-	-	-	-
After five years through ten years	-	-	-	-	-	-
After ten years	-	-	-	-	-	-
Total	-	-	-	5,511	5,539	4.64%
Mortgage-backed:						
Within one year	13	13	4.00%	19	19	6.52%
After one year to five years	228	229	5.82%	606	605	5.03%
After five years through ten years	-	-	-	-	-	-
After ten years	-	-	-	-	-	-
Total	241	242	5.72%	625	624	5.07%
State and municipal:						
Within one year	191	194	7.86%	220	220	6.73%
After one year to five years	-	-	-	-	-	-
After five years through ten years	-	-	-	554	560	6.55%
After ten years	-	-	-	-	-	-
Total	191	194	7.86%	774	780	6.60%
Total securities	$ 432	$ 436	6.69%	$ 6,910	$ 6,943	5.05%

As of December 31, 2007, the overall portfolio has a yield of 5.18%, on a fully taxable equivalent basis. The portfolio has a weighted average repricing term of 0.7 years; 89.5% of total holdings are invested in fixed rate securities; and 94.1% of the portfolio is categorized as available for sale. As of December 31, 2007, the total portfolio, including both held to maturity and available for sale investments, currently contained an unrealized gain of $33.7 thousand.

Fixed agency holdings total $5.5 million par value, or 73.3% of the total holdings, and have a taxable equivalent yield to the effective maturity date of 4.83%. Municipal holdings total $975.0 thousand par value, or 14.2% of total holdings, and have a taxable equivalent yield to the effective maturity date of 6.85%. Management believes these issues have excellent credit quality, as most of the portfolio is AA-rated or higher. The average duration date of the fixed agency and municipal portfolios is approximately 0.7 and 0.6 years, respectively.

Management frequently assesses the performance of the investment portfolio to ensure its yield and cash flow performances are consistent with the broad strategic plan of the Company. Flexibility is one of the hallmarks of the Company's ability to meet the banking needs of its customers.

SOURCES OF FUNDS

Deposits

The Company's predominant source of funds is depository accounts. The Company's deposit base, which is provided by individuals and businesses located within the communities served, is comprised of demand deposits, savings and money market accounts, and time deposits. The Company's balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios.

Total deposits reached a record $572.3 million as of December 31, 2007, an increase of 17.5% or $85.1 million over 2006. This is a continuation of the growth experienced in 2006 of $103.3 million or 26.9% to $487.2 million. Noninterest-bearing demand deposits decreased $1.8 million or 4.2% during 2007 following an increase of $1.0 million or 2.5% during 2006. Interest-bearing demand deposits decreased $2.3 million or 2.9% during 2007 following an increase of $23.0 million or 40.2% during 2006. Savings deposits decreased $866.0 thousand or 12.1% during 2007 following a decrease of $1.2 million or 14.0% during 2006. The decline in demand and savings deposits is primarily attributable to the high interest rate environment which has caused a shift from the lower priced deposits into higher paying funds. Management believes the overall growth in deposits is a result of the Company's competitive interest rates on all deposit products, new branch locations, special deposit promotions and product enhancements, as well as the Company's continued marketing efforts. Included in time deposits less than $100,000 as of December 31, 2007, 2006 and 2005 are $160.5 million, $117.2 million and $66.7 million, respectively, in broker certificates of deposits. The interest rates paid on these deposits are consistent, if not lower, than the market rates offered in our local area.

Interest rates paid on specific deposit types are set by management and are determined based on (i) the interest rates offered by competitors, (ii) anticipated amount and timing of funding needs, (iii) availability of and cost of alternative sources of funding and (iv) anticipated future economic conditions and interest rates. Customer deposits are attractive sources of liquidity because of their stability, cost and the ability to generate fee income through the cross-sale of other services to the depositors. The Company will continue funding assets with deposit liability accounts and focus upon core deposit growth as its primary source of liquidity and stability.

The breakdown of deposits at December 31 for the three previous years is shown in the following table.

Table 10: Deposits by Classification

	December 31,					
	2007		2006		2005	
(dollars in thousands)	Balance	%	Balance	%	Balance	%
Noninterest-bearing demand deposits	$ 41,233	7.20%	$ 43,045	8.84%	$ 41,999	10.94%
Interest-bearing demand deposits	77,750	13.59%	80,080	16.44%	57,129	14.88%
Savings deposits	6,304	1.10%	7,170	1.47%	8,335	2.17%
Time deposits:						
Less than $100,000	330,919	57.82%	266,926	54.79%	201,564	52.51%
$100,000 or more	116,090	20.29%	89,954	18.46%	74,863	19.50%
	$ 572,296	100.00%	$ 487,175	100.00%	$ 383,890	100.00%

Table 11: Maturities of Time Deposits $100,000 or More at December 31, 2007

(in thousands)	Amount
3 months or less	$ 31,650
Over 3 through 12 months	50,393
Over 12 months	34,047
Total	$116,090

Borrowings

The Company's ability to borrow funds through nondeposit sources provides additional flexibility in meeting the liquidity needs of customers while enhancing its cost of funds structure.

Purchased liabilities are composed of federal funds purchased, advances from the FHLB of Atlanta and certificates of deposit of $100.0 thousand and over (large CDs). The strong loan demand experienced over the last several years outpaced the Company's increase in core deposits, and as a result purchased funds at December 31, 2007 equaled $240.6 million compared to $183.9 million in 2006, and $145.5 million in 2005. See Notes 8 and 9 to Consolidated Financial Statements for additional disclosures related to borrowing arrangements.

Noninterest Income

Total noninterest income increased in 2007 to $5.2 million, an increase of $121.8 thousand or 2.4% from the $5.1 million reported in 2006. Total noninterest income increased $1.2 million or 30.0% in 2006 and $825.0 thousand or 26.9% in 2005. The overall increase in noninterest income is in line with the Company's objective of increasing the share of income from noninterest sources to reduce its traditional dependence on the net interest margin. Service charges on deposit accounts decreased 2.2% in 2007, decreased 5.5% in 2006 and increased 7.8% in 2005. Included in service charges on deposit accounts as of December 31, 2007, 2006 and 2005 were $792.9 thousand, $819.7 thousand and $886.8 thousand in non-sufficient funds ("NSF") fees. Other service charges and fees increased 26.5% in 2007, decreased 1.6% in 2006 and decreased 5.1% in 2005. Included in other service charges and fees as of December 31, 2007, 2006 and 2005 were $344.0 thousand, $252.1 thousand and $243.1 thousand in ATM fee income. The increases in ATM fee income are the result of the expansion of our branch and ATM networks as well as the record increases in deposits and the corresponding number of deposit accounts.

Revenues from Executive Title Center, which commenced operations July 1, 2005, contributed $810.1 thousand, $899.2 thousand and $303.4 thousand to noninterest income during 2007, 2006 and 2005, respectively. Revenues from Commonwealth Financial Advisors, LLC, which commenced operations November 1, 2005, contributed $857.2 thousand, $700.0 thousand and $32.4 thousand to noninterest income during 2007, 2006 and 2005, respectively. Also, included in noninterest income are revenues from the mortgage company which contributed $1.5 million, $1.6 million and $1.6 million to noninterest income for the years ended December 31, 2007, 2006 and 2005, respectively.

Noninterest Expense

Noninterest expense represents the overhead expenses of the Company. One of the core operating principles of management continues to be the careful monitoring and control of these expenses. Total noninterest expense increased to $20.3 million in 2007 or 19.8% following increases of 34.3% and 25.2% in 2006 and 2005, respectively. The increase in noninterest expense is in line when compared to the Bank's overall growth. The ratio of noninterest expense to average total assets was 2.63%, 2.63% and 2.77% for the years ended December 31, 2007, 2006 and 2005, respectively. Cost associated with handling our substantial asset and liability growth resulted in increases to almost every component of noninterest expense.

A key measure of overhead is the operating efficiency ratio. The operating efficiency ratio is calculated by dividing noninterest expense by net bank revenue on a tax equivalent basis. Efficiency gains can be achieved by controlling costs and generating more diverse and higher levels of noninterest revenues along with increasing our margins. The Company's efficiency ratio (tax equivalent basis) was 51.96% for the year ended December 31, 2007, compared to 48.16% in 2006 and 49.57% in 2005.

Salaries and employee benefits, the largest component of noninterest expense, increased by 18.3% in 2007 following an increase of 32.6% in 2006 and 32.2% in 2005. These increases were driven by annual merit increases, the addition of several new positions during 2005, 2006 and 2007, including the staff needed for the two new branches added in late 2005, the new branch opened in the second quarter of 2006 and the six new branches added in 2007, an increase in certain employee benefit costs experienced in each year, and the creation of the title company and investment company during 2005. The Company is currently servicing a record number of deposit and loan accounts. To support this growth, along with the legislation and requirements relating to the Sarbanes-Oxley Act, the Bank Secrecy Act, the Patriot Act, the Fair Credit Reporting Act, the Gramm Leach Bliley Act, and others, the Company had to deploy significant resources including additional employees who can devote the time and attention necessary to ensure ongoing compliance with each of these important policies. Salaries and benefit costs associated with the mortgage company were $1.2 million, $1.3 million and $1.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. Salaries and benefit costs associated with the title company were $317.8 thousand, $309.5 thousand and $142.4 thousand for the years ended December 31, 2007, 2006 and 2005, respectively. Salaries and benefit costs associated with the investment company were $683.2 thousand, $495.1 thousand and $40.6 thousand for the years ended December 31, 2007, 2006 and 2005, respectively. The increase can be attributable to the opening of two new branches during 2005, the new branch opened in the second quarter of 2006, the six new branches opened in 2007, the improvements to several of the branch facilities; the cost of which qualified for capitalization and the occupancy cost associated with the mortgage, title and investment companies. Other noninterest operating expenses, which include a grouping of numerous transactions relating to normal banking operations, increased $661.4 thousand or 13.4% in 2007, compared with $1.4 million or 38.5% in 2006, and an increase of $602.4 thousand or 20.4% in 2005. The major part of this increase is the result of the Company's investment in an extensive multimedia advertising campaign utilizing billboards, radio and newspaper to promote and reinforce its presence throughout Southside Hampton Roads during 2007, 2006 and 2005. Advertising and marketing expense increased by 22.0% in 2007, following an increase of 46.4% in 2006 and an increase of 67.4% in 2005. Bank Franchise Tax, which is based largely on outstanding equity at year end, has increased 8.1%, 69.1% and 81.9% for 2007, 2006 and 2005, respectively as a result of our increased equity due to our record earnings and capital the Company raised during the last several years.

Income Taxes

Income tax expense for 2007, 2006 and 2005 was $5.9 million, $5.4 million and $3.4 million, respectively. The Company's effective tax rate for the years ended December 31, 2007, 2006 and 2005 was 34.6%, 34.8% and 34.0%, respectively. The effective tax rate decreased in 2007 due to a decrease in nondeductible expenses and a decrease in tax exempt income. For more information on Income Tax Expense, see Note 14 of the Consolidated Financial Statements included as Exhibit 99.1 of this Form 10-K.

Dividends and Dividend Policy

The Company's Board of Directors determines the amount of and whether or not to declare dividends. Such determinations by the Board take into account the Company's financial condition, results of operations and other relevant factors. The Company's only source of funds for cash dividends are dividends paid to the Company by the Bank.

In April 1999, the Company's Board of Directors approved a Dividend Reinvestment and Stock Purchase Plan. Shares purchased from the Company with reinvested dividends are issued at a five percent (5%) discount from the market value. The plan also permits optional cash payments up to $20.0 thousand per quarter for the purchase of additional shares of common stock. These shares are issued at market value, without incurring brokerage commissions.

Based on the Company's outstanding financial performance for the year ended December 31, 2007, the Company paid out quarterly cash dividends for a total of $0.28 per share or a 40.6% increase over the year ended December 31, 2006. On February 28 and May 31, 2007, the Company paid a $0.06 cash dividend. On August 31 and November 30, 2007, the Company paid a $0.08 cash dividend which was an increase of 33.3%. In 2006, the Company paid a $0.0495 cash dividend on February 28 and May 31, and increased the dividend 1.0% to $0.05, which was paid on August 31 and November 30 for a total of $0.1991 per share paid out in 2006, an increase of 14.7% over 2005. In 2005, the Company paid a $0.0413 cash dividend on February 28, May 31 and August 31, and in the fourth quarter of 2005 increased the dividend 20% to $0.0497, which was paid on November 30 for a year to date total of $0.1736 per share.

Capital Resources and Adequacy

Total stockholders' equity at December 31, 2007 increased 9.9% to a record $113.4 million compared to $103.2 million at December 31, 2006. During 2006, stockholders' equity increased 64.6% from the $62.7 million at December 31, 2005. Contributing to the increase in 2007 was our record earnings of $11.2 million. Contributing to the increase in 2006 was $27.5 million in additional capital raised by the Company through a private placement which issued 1,163,461 shares of newly issued Company common stock at a price of $23.64 per share. Contributing to the increase in 2005 was $19.34 million in additional capital raised by the Company through a private placement which issued 1,170,081 shares of newly issued company common stock at a price of $16.53 per share. Our strong earnings of $10.1 million in 2006 and $6.6 million in 2005 also contributed to the increases in stockholders' equity.

The Federal Reserve, the Office of the Controller of the Currency and the FDIC have issued risk-based capital guidelines for U.S. banking organizations. These guidelines provide a capital framework that is sensitive to differences in risk profiles among banking companies. Risk-based capital ratios are another measure of capital adequacy. On October 26, 2006 and June 27, 2005, the Parent generated $27.5 million and $19.34 million, respectively, in new regulatory capital through the private placement of its common stock. On November 30, 2005, the Parent generated $20.0 million in new regulatory capital from the initial funding of a trust preferred securities offering. Under Federal Reserve Bank rules, the Company and the Bank were considered "well capitalized," the highest category of capitalization defined by the regulators as of December 31, 2007. The Bank's risk-adjusted capital ratios at December 31, 2007, were 13.66% for Tier 1 and 14.85% for total capital, well above the required minimums of 4.0% and 8.0%, respectively. These ratios are calculated using regulatory capital (either Tier 1 or total capital) as the numerator and both on and off-balance sheet risk-weighted assets as the denominator. Tier 1 capital consists primarily of common equity less goodwill and certain other intangible assets. Total capital adds certain qualifying debt instruments and a portion of the allowance for loan losses to Tier 1 capital. One of four risk weights, primarily based on credit risk, is applied to both on and off-balance sheet assets to determine the asset denominator.

In order to maintain a strong equity capital position and to protect against the risks of loss in the investment and loan portfolios and on other assets, management will continue to monitor the Bank's capital position. Several measures have been or will be employed to maintain the Bank's capital position, including but not limited to:

- Continuing its efforts to return all non-performing assets to performing status;
- Monitoring the Bank's growth; and
- Continued utilization of its formal asset/liability policy.

Once again, it should be noted that the Bank's capital position has always exceeded and continues to exceed the minimum standards established by the regulatory authorities.

Liquidity

Bank liquidity is a measure of the ability to generate and maintain sufficient cash flows to fund operations and to meet financial obligations to depositors and borrowers promptly and in a cost-effective manner. Asset liquidity is provided primarily by maturing loans and investments, and by cash received from operations. Other sources of asset liquidity include readily marketable assets, especially short-term investments, and long-term investment securities that can serve as collateral for borrowings. On the liability side, liquidity is affected by the timing of maturing liabilities and the ability to generate new deposits or borrowings as needed.

The Company maintains a liquid portfolio of both assets and liabilities and attempts to mitigate the risk inherent in changing rates in this manner. Cash, interest-bearing deposits in banks, federal funds sold and investments classified as available for sale totaled $16.3, $20.2 and $22.0 million as of December 31, 2007, 2006 and 2005, respectively. To provide liquidity for current ongoing and unanticipated needs, the Company maintains a portfolio of marketable investment securities, and structures and monitors the flow of funds from these securities and from maturing loans. The Company maintains access to short-term funding sources as well, including a federal funds line of credit with its correspondent banks up to $45.0 million, the ability to borrow from the Federal Reserve System up to $130.0 thousand and from the Federal Home Loan Bank of Atlanta up to $138.5 million. As a result of the Company's management of liquid assets, and the ability to generate liquidity through liability funding, including the use of broker certificates of deposit, management believes that the Company maintains overall liquidity sufficient to satisfy its depositor's requirements and to meet customers' credit needs.

The Company's Asset/Liability Management Committee ("ALCO") is responsible for formulating liquidity strategies, monitoring performance based on established objectives and approving new liquidity initiatives. ALCO's overall objective is to optimize net interest income within the constraints of prudent capital adequacy, liquidity needs, the interest rate and economic outlook, market opportunities and customer requirements. General strategies to accomplish this objective include maintaining a strong balance sheet, achieving solid core deposit growth, taking on manageable interest rate risk and adhering to conservative financial management on a daily basis. These strategies are monitored regularly by ALCO and reviewed periodically with the Board of Directors.

Off-Balance Sheet Arrangements and Other Contractual Obligations

To meet the financing needs of customers, the Company is a party, in the normal course of business, to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit, commitments to sell loans and standby letters of credit. For further information on off-balance commitments see Note 23 - Financial Instruments with Off-Balance Sheet Risk, in the Consolidated Financial Statements included as Exhibit 99.1 of this Form 10-K.

The following table summarizes the Company's significant contractual obligations, contingent obligations and certain other off-balance sheet commitments outstanding as of December 31, 2007:

Table 12: Contractual Obligations

	Payments due by period				
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$ 20,301	$ 1,607	$ 3,574	$ 3,258	$ 11,862
Other liabilities on balance sheet under GAAP:					
Federal Home Loan Bank advances	69,228	69,228	-	-	-
Trust preferred capital notes	20,619	-	20,619	-	-
Long-term debt	55,322	26	5,052	244	50,000
Off-balance sheet commitments:					
Standby letters of credit	8,742	8,006	736	-	-
Commitments to extend credit	109,713	109,713	-	-	-
Total contractual obligations	$ 283,925	$ 188,580	$ 29,981	$ 3,502	$ 61,862

Inflation

The Company carefully reviews Federal Reserve monetary policy in order to ensure an appropriate position between the cost and utilization of funds.

The effect of changing prices on financial institutions is typically different than on non-banking companies since virtually all of the Company's assets and liabilities are monetary in nature. In particular, interest rates are significantly affected by inflation, but neither the timing nor the magnitude of the changes is directly related to price level indices. Accordingly, management believes the Company can best counter inflation over the long-term by managing net interest income and controlling net increases in noninterest income and expenses.

Critical Accounting Policies

Certain critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. The Company's most critical accounting policy relates to the Company's allowance for loan losses, which reflects the estimated losses resulting from the inability of the Company's borrowers to make required loan payments. If the financial condition of the Company's borrowers were to deteriorate resulting in an impairment of their ability to make payments, the Company's estimates would be updated and additional provisions for loan losses may be required. Further discussion of the estimates used in determining the allowance for loan losses is contained in Note 1 to Consolidated Financial Statements.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157 - *Fair Value Measurements,* which defines fair value, establishes a framework for consistently measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company beginning January 1, 2008, and the provisions of SFAS No. 157 will be applied prospectively as of that date. Management is currently evaluating the effect that adoption of this statement will have on the Company's consolidated financial position and results of operations when it becomes effective in 2008.

In February 2007, the FASB issued SFAS No. 159 – *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115* ("Statement 159"). Statement 159 permits all entities to measure eligible items at fair value. Eligible items include recognized financial assets and financial liabilities with exceptions, firm commitments involving financial instruments, nonfinancial insurance contracts and warranties paid to a third party, and host financial instruments resulting from separation of an embedded nonfinancial instrument. The Amendment to FASB Statement 115 also provides the fair value measurement to all entities with available-for-sale and trading securities. Statement 159 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the effect that adoption of this statement will have on the Company's consolidated financial position and results of operations when it becomes effective in 2008.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) – *Business Combinations* ("Statement 141R"). Statement 141R significantly changes the way companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition-date fair value. Under Statement 141R, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. Statement 141R also requires, among other things, acquirers to estimate the acquisition-date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. This accounting standard is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact of Statement 141R on its financial statements.

In December 2007, the FASB issued SFAS No. 160 – *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* ("Statement 160"). Statement 160 requires all entities to report noncontrolling interests in subsidiaries as a separate component of equity in the consolidated financial statements. Statement 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation. Companies will no longer recognize a gain or loss on partial disposals of a subsidiary where control is retained. In addition, in partial acquisitions, where control is obtained, the acquiring company will recognize and measure at fair value 100 percent of the assets and liabilities, including goodwill, as if the entire target company had been acquired. This accounting standard is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact of Statement 160 on its financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk is exposure to interest rate volatility. Fluctuations in interest rates will impact both the level of interest income and interest expense and the market value of the Company's interest earning assets and interest bearing liabilities. Based on the nature of the Company's operations, it is not subject to foreign currency exchange or commodity price risk. The Bank's loan portfolio is concentrated primarily in the Hampton Roads and Northeastern North Carolina areas, including the cities of Norfolk, Virginia Beach, Chesapeake, Portsmouth and Suffolk, Virginia and the Outer Banks of North Carolina and is, therefore, subject to risks associated with these local economies. As of December 31, 2007, the Company does not have any hedging transactions in place such as interest rate swaps or caps.

The primary goal of the Company's asset/liability management strategy is to optimize net interest income while limiting exposure to fluctuations caused by changes in the interest rate environment. The Company's ability to manage its interest rate risk depends generally on the Company's ability to match the maturities and re-pricing characteristics of its assets and liabilities while taking into account the separate goals of maintaining asset quality and liquidity and achieving the desired level of net interest income.

The Company's management, guided by the ALCO, determines the overall magnitude of interest sensitivity risk and then formulates policies governing asset generation and pricing, funding sources and pricing, and off-balance sheet commitments. These decisions are based on management's expectations regarding future interest rate movements, the state of the national and regional economy, and other financial and business risk factors.

The Company uses a variety of traditional and on-balance sheet tools to manage its interest rate risk. Gap analysis, which monitors the "gap" between interest-sensitive assets and liabilities, is one such tool. In addition, the Company uses simulation modeling to forecast future balance sheet and income statement behavior. By studying the effects on net interest income of rising, stable and falling interest rate scenarios, the Company can position itself to take advantage of anticipated interest rate movements, and protect itself from unanticipated interest rate movements, by understanding the dynamic nature of its balance sheet components.

Earnings Simulation Analysis: Management uses simulation analysis to measure the sensitivity of net interest income to changes in interest rates. The model calculates an earnings estimate based on current and projected balances and rates. This method is subject to the accuracy of the assumptions that underlie the process. Assumptions used in the model are derived from historical trends, peer analysis and management's outlook. All maturities, calls and prepayments in the securities portfolio are assumed to be reinvested in like instruments. Mortgage loans and mortgage backed securities prepayment assumptions are based on industry estimates of prepayment speeds for portfolios with similar coupon ranges and seasoning. Different interest rate scenarios and yield curves are used to measure the sensitivity of earnings to changing interest rates. Interest rates on different asset and liability accounts move differently when the prime rate changes and are reflected in the different rate scenarios. Many factors affect the timing and magnitude of interest rate changes on financial instruments. Consequently, variations should be expected from the projections resulting from the controlled conditions of the simulation analysis.

The following table represents the interest rate sensitivity on net interest income for the Company for the twelve months following each of the two year ends 2007 and 2006, using different rate scenarios:

Change in Prime Rate	2007 % Change in Net Interest Income	2006 % Change in Net Interest Income
+ 200 basis points	6.23%	6.79%
+ 100 basis points	3.33%	3.93%
- 100 basis points	(3.35%)	(3.91%)
- 200 basis points	(5.98%)	(7.96%)

Market Value Simulation: Market value simulation is used to calculate the estimated fair value of assets and liabilities over different interest rate environments. Market values are calculated based on the discounted cash flow analysis. The net market value is the market value of all assets minus the market value of all liabilities. The change in net market value over different rate environments is an indication of the longer term interest rate risk in the balance sheet. Similar assumptions are used in the market value simulation as in the earnings simulation.

The following table reflects the change in net market value over different rate environments:

Change in Prime Rate	2007 % Change in Net Market Value	2006 % Change in Net Market Value
+ 200 basis points	(4.57%)	(2.77%)
+ 100 basis points	(2.50%)	(0.26%)
- 100 basis points	2.24%	(0.12%)
- 200 basis points	2.74%	0.54%

Another technique for managing its interest rate risk exposure is the management of the Company's interest sensitivity gap. The interest sensitivity gap is defined as the difference between the amount of interest earning assets anticipated, based upon certain assumptions, to mature or re-price within a specific time period and the amount of interest bearing liabilities anticipated, based upon certain assumptions, to mature or re-price within that time period. At December 31, 2007, the Company's one year "positive gap" (interest earning assets maturing or re-pricing within a period exceed interest bearing liabilities maturing or re-pricing within the same period) was approximately $3.8 million, or 0.45% of total assets. Thus, during periods of rising interest rates, this implies that the Company's net interest income would be positively affected because the yield on the Company's interest earning assets is likely to rise more quickly than the cost of its interest bearing liabilities. In periods of falling interest rates, the opposite effect on net interest income is likely to occur.

The table below sets forth the amount of interest earning assets and interest bearing liabilities outstanding at December 31, 2007 and 2006 that are subject to re-pricing or that mature in each of the future time periods shown. Loans and securities with call or balloon provisions are included in the period in which they balloon or may first be called. Long-term debt (advances from Federal Home Loan Bank of Atlanta) is included in the period in which they contractually mature. Each contains certain conversion options that may cause the advances to mature or convert prior to final maturity. The trust preferred capital notes are included in the period in which they may first be redeemed. Except as stated above, the amount of assets and liabilities shown that re-price or mature during a particular period were determined in accordance with the contractual terms of the asset or liability. In making the gap computations, none of the assumptions sometimes made regarding prepayment rates and deposit decay rates have been used for any interest-earning assets or interest-bearing liabilities. In addition, the table does not reflect scheduled principal payments which will be received throughout the lives of the loans.

Table 13: Interest Rate Sensitivity Analysis

	December 31, 2007				
(dollars in thousands)	Within 90 Days	91 Days to One Year	After One but Within Five Years	After Five Years	Total
Interest Earning Assets:					
Investment securities	$ 1,037	$ 4,946	$ 832	$ 560	$ 7,375
Equity securities	-	-	-	8,759	8,759
Loans	372,712	46,073	276,920	93,093	788,798
Interest bearing deposits in banks	602	-	-	-	602
Federal funds sold	158	-	-	-	158
Total	$ 374,509	$ 51,019	$ 277,752	$ 102,412	$ 805,692
Cumulative totals	374,509	425,528	703,280	805,692	
Interest Bearing Liabilities:					
Deposits:					
Demand	$ 77,750	$ -	$ -	$ -	$ 77,750
Savings	6,304	-	-	-	6,304
Time deposits, $100,000 and over	31,650	50,393	34,047	-	116,090
Other time deposits	58,489	127,634	140,435	4,361	330,919
Short-term borrowings	69,228	-	-	-	69,228
Long-term debt	322	-	5,000	50,000	55,322
Trust preferred capital notes	-	-	20,619	-	20,619
Total	$ 243,743	$ 178,027	$ 200,101	$ 54,361	$ 676,232
Cumulative totals	243,743	421,770	621,871	676,232	
Interest sensitivity gap	$ 130,766	$ (127,008)	$ 77,651	$ 48,051	$ 129,460
Cumulative interest sensitivity gap	$ 130,766	$ 3,758	$ 81,409	$ 129,460	
Cumulative interest sensitivity gap as a percentage of total assets	15.51%	0.45%	9.66%	15.35%	

	December 31, 2006				
(dollars in thousands)	Within 90 Days	91 Days to One Year	After One but Within Five Years	After Five Years	Total
Interest Earning Assets:					
Investment securities	$ 189	$ 510	$ 6,416	$ 561	$ 7,676
Equity securities	-	-	-	7,185	7,185
Loans	317,206	24,097	222,713	107,299	671,315
Interest bearing deposits in banks	427	-	-	-	427
Federal funds sold	2,031	-	-	-	2,031
Total	$ 319,853	$ 24,607	$ 229,129	$ 115,045	$ 688,634
Cumulative totals	319,853	344,460	573,589	688,634	
Interest Bearing Liabilities:					
Deposits:					
Demand	$ 80,080	$ -	$ -	$ -	$ 80,080
Savings	7,170	-	-	-	7,170
Time deposits, $100,000 and over	1,693	41,459	39,894	6,908	89,954
Other time deposits	10,577	77,906	162,506	15,937	266,926
Short-term borrowings	88,611	-	-	-	88,611
Long-term debt	348	-	5,000	-	5,348
Trust preferred capital notes	-	-	20,619	-	20,619
Total	$ 188,479	$ 119,365	$ 228,019	$ 22,845	$ 558,708
Cumulative totals	188,479	307,844	535,863	558,708	
Interest sensitivity gap	$ 131,374	$ (94,758)	$ 1,110	$ 92,200	$ 129,926
Cumulative interest sensitivity gap	$ 131,374	$ 36,616	$ 37,726	$ 129,926	
Cumulative interest sensitivity gap as a percentage of total assets	18.37%	5.12%	5.27%	18.17%	

Item 8. Financial Statements and Supplementary Data

The Company's consolidated financial statements are included with this Form 10-K as Exhibit 99.1. Refer to the index to the Consolidated Financial Statements for the required information.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. The Company, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and regulations and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company's disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company to disclose material information otherwise required to be set forth in the Company's periodic reports.

Management's Report on Internal Control over Financial Reporting. Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* Based on this assessment, management believes that, as of December 31, 2007, the Company's internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by PKF Witt Mares, PLC, the independent registered public accounting firm who also audited the Company's consolidated financial statements included in this Annual Report on Form 10-K as Exhibit 99.1. PKF Witt Mares, PLC's attestation report on the effectiveness of the Company's internal control over financial reporting appears on page 1 hereof.

Changes in Internal Control over Financial Reporting. There was no change in the internal control over financial reporting that occurred since December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The Board of Directors

Currently, the Board of Commonwealth Bankshares, Inc. is comprised of ten members who are divided into three classes. These directors serve for the terms of their respective classes, which expire in 2008, 2009 and 2010. Mr. Raju V. Uppalapati was elected to serve as a director of Commonwealth Bankshares, Inc. and Bank of the Commonwealth in September 2007. The following table sets forth the composition of the Board of Directors.

Class I (Term Expiring in 2010)	Class II (Term Expiring in 2008)	Class III (Term Expiring in 2009)
Morton Goldmeier	Herbert L. Perlin	Edward J. Woodard, Jr., CLBB
William D. Payne, M.D.	Kenneth J. Young	Laurence C. Fentriss
Richard J. Tavss	Thomas W. Moss, Jr.	Raju V. Uppalapati
E. Carlton Bowyer, Ph.D.		

The following paragraphs set forth certain information, as of December 31, 2007, for each of the ten directors of Commonwealth Bankshares, Inc.

Class I
(Term Expiring in 2010)

Morton Goldmeier, 84, has served as President of Hampton Roads Management Associates, Inc., a real estate management company, since 1990. Mr. Goldmeier is also a retired partner of Goodman & Company, LLP, a regional certified public accounting and business advisory firm based in Norfolk, Virginia. Mr. Goldmeier has served as a director of the Parent since 1988 and as a director of the Bank since 1988.

William D. Payne, M.D., 72, retired from Drs. Payne, Ives and Holland, Inc. in 2001. Dr. Payne has served as a director of the Parent since 1988 and as a director of the Bank since 1988.

Richard J. Tavss, 68, has served as Senior Counsel of Tavss Fletcher, Norfolk, Virginia, since 1977. Mr. Tavss has served as a director of the Parent since 1988 and as a director of the Bank since 1988.

E. Carlton Bowyer, Ph.D., 74, served as superintendent of the Virginia Beach School System before retiring in 1991. Dr. Bowyer was employed with the Virginia Beach School System for 31 years. Dr. Bowyer served as a Virginia Beach Advisory Board director prior to becoming a director of the Parent and the Bank in 2001.

Class II
(Term Expiring in 2008)

Herbert L. Perlin, 67, has served as senior partner of Perlin Rossen & Associates LLC, a wealth management group located in Virginia Beach, Virginia, since 1983. Mr. Perlin has served as a director of the Parent since 1988 and as a director of the Bank since 1987.

Kenneth J. Young, 57, has served as President of the Norfolk Tides and Albuquerque Isotopes baseball clubs and Ovations Food Services, since 1996. Mr. Young has served as a director of the Parent since 1999 and as a director of the Bank since 1999.

Thomas W. Moss, Jr., 79, was elected Treasurer of the City of Norfolk in 2001. Mr. Moss was formerly Attorney, President and sole owner of Thomas W. Moss, Jr. PC and a former speaker of the House of Delegates for the Commonwealth of Virginia. Mr. Moss has served as a director of the Parent since 1999 and as a director of the Bank since 1999.

Class III
(Term Expiring in 2009)

Edward J. Woodard, Jr., CLBB, 65, has served as President and Chief Executive Officer of Bank of the Commonwealth since 1973 and as Chairman of the Board since 1988. He has served as Chairman of the Board, President and Chief Executive Officer of Commonwealth Bankshares since 1988. Mr. Woodard is also President and Director of BOC Title of Hampton Roads, Inc., T/A Executive Title Center, BOC Insurance of Hampton Roads, Inc., Community Home Mortgage of Virginia, Inc., T/A Bank of the Commonwealth Mortgage and Commonwealth Financial Advisors, LLC, President of Boush Bank Building Corporation and a general partner in Boush Bank Building Associates. Mr. Woodard has served as a director of the Parent since 1988 and as a director of the Bank since 1973.

Laurence C. Fentriss, 53, is President of Anderson and Strudwick Investment Corporation, parent of Anderson and Strudwick, Inc., a full service brokerage and investment banking firm, and formerly co-founder of Baxter, Fentriss and Company, an investment banking firm. Mr. Fentriss has served as a director of the Parent since 2001and as a director of the Bank since 2001.

Raju V. Uppalapati, 45, is the Chairman and CEO of RAVA Group and CEO and partner of BD & A Realty & Construction, Inc., one of the largest Real Estate Developers in Eastern North Carolina. In addition, he is the founder of several successful business start-ups involved in real estate, hospitality, financial, venture capital and technology sectors. Mr. Uppalapati has served as a director of the Parent and the Bank since September 2007.

Executive Officers of Commonwealth Bankshares, Inc. and Bank of the Commonwealth

In addition to Mr. Woodard, the following individuals serve as executive officers of the Company.

Cynthia A. Sabol, CPA, 45, assumed the role of Executive Vice President, Chief Financial Officer and Secretary of the Company and Bank in February 2004. Ms. Sabol is also Director, Vice President, Secretary and Treasurer of BOC Title of Hampton Roads, Inc., T/A Executive Title Center, BOC Insurance of Hampton Roads, Inc., and Commonwealth Financial Advisors, LLC and Director, Vice President and Treasurer of Community Home Mortgage of Virginia, Inc., T/A Bank of the Commonwealth Mortgage. Prior to joining the Bank, she worked at Hampton Roads Bankshares, Inc., a community bank located in Norfolk, Virginia, as Senior Vice President and Chief Financial Officer for ten years and as an executive with Ernst and Young, a public accounting firm, for nine years. Ms. Sabol is a certified public accountant and received a Bachelor of Science degree from the State University of New York at Albany.

Simon Hounslow, 43, Executive Vice President and Chief Lending Officer has been with the Bank since 1989. In December 2004, he was promoted from Senior Vice President to Executive Vice President and Chief Credit Officer. Mr. Hounslow has over 18 years in the banking industry, specializing in commercial, consumer and construction lending.

Stephen G. Fields, 44, joined the Company in December 2003 as Senior Vice President and Commercial Loan Officer. Mr. Fields is also Director, Vice President and Secretary of Community Home Mortgage of Virginia, Inc., T/A Bank of the Commonwealth Mortgage. In December 2004, he was promoted to Executive Vice President and Commercial Loan Officer. Mr. Fields has 13 years in the banking industry concentrating in commercial, consumer and construction lending. Prior to joining the Bank, Mr. Fields worked at Bank of Hampton Roads, as Senior Vice President and Commercial Loan Officer for 9 years. Mr. Fields also has 6 years working as an examiner with the Federal Reserve Bank of Richmond.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") requires directors, executive officers and persons who beneficially own more than 10.0% of the Company's common stock to file initial reports of ownership and reports of changes in beneficial ownership with the SEC. Such persons are also required to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms furnished to the Company, the Company believes that all Section 16(a) filing requirements applicable to its directors, officers and greater than 10.0% beneficial owners were complied with in 2007.

Code of Ethics

Commonwealth Bankshares, Inc. and Bank of the Commonwealth have a Code of Ethics and Personal Conduct applicable to all officers and other employees of the Company. In addition, the Company has adopted a Code of Ethics that applies to the chief executive officer, the principal financial officer and controller which is encompassed within the overall "Code of Ethics and Personal Conduct" policy in effect for all employees. The Company will provide a copy of the Code of Ethics without charge upon written request directed to Cynthia A. Sabol, Executive Vice President and Chief Financial Officer, Commonwealth Bankshares, Inc., 403 Boush Street, Norfolk, VA 23510.

Audit Committee and Audit Committee Financial Expert

The Company's Board has a separately designed standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. During 2007, the members of the Audit Committee were Morton Goldmeier, Thomas W. Moss, Jr., E. Carlton Bowyer Ph.D., Herbert L. Perlin and Kenneth J. Young. The Board has determined that Morton Goldmeier, Chairman of the Audit Committee, is an audit committee financial expert as stipulated by the SEC and that each member of the Audit Committee is independent within the meaning of Rule 4200(a)(15) of the Marketplace Rules of the Nasdaq Stock Market, Inc. ("NASDAQ").

Item 11. Executive Compensation

Compensation Discussion and Analysis

Overview of Compensation Program

The Personnel Committee (the "Committee") assists the Board of Directors in administering the policies governing the annual compensation paid to executive officers. The goal of the Committee is to motivate executives to achieve a range of performance consistent with the Company's strategic and business plans approved by the Board of Directors while insuring that the financial costs of current or proposed compensation and benefit programs are reasonable and consistent with industry standards and stockholder interests. The Committee is comprised of five non-employee directors, William D. Payne, M.D., Chairman, E. Carlton Bowyer, Ph.D., Thomas W. Moss, Jr., Kenneth J. Young and Raju V. Uppalapati (added in September 2007) each of whom is independent under the NASDAQ listing standards.

Compensation Philosophy

The Company's executive compensation programs are designed to attract, motivate and retain executive talent with the skills, experience, motivation and commitment needed to optimize stockholder value in a competitive environment. The executive compensation programs adopted by the Personnel Committee reflect the Committee's belief that employee performance and achievement will result in economic benefits to the Company, and that they will support the goal of increasing stockholder value by achieving specific financial and strategic objectives.

The Company's executive compensation programs are designed to:

- provide levels of base compensation that are competitive geographically and with comparable companies;
- provide annual incentive compensation that varies in a consistent manner with the achievement of individual performance objectives and financial results of the Company; and
- provide long-term incentive compensation that focuses executive efforts on building stockholder value through meeting longer-term financial and strategic goals.

Compensation Program Components and Process

Elements of compensation for our executives include: salary, bonus, equity incentive awards, health, disability and life insurance, deferred supplemental compensation and perquisites. In designing and administering the Company's executive compensation programs, the Personnel Committee attempts to strike an appropriate balance among these various elements, each of which is discussed in greater detail below. The Committee believes that executive compensation should be closely tied to financial and operational performance of the Company, as well as to the individual performance and responsibility level of the executives. The Committee also believes that executive compensation should contain an equity based component in order to more closely align executive interests with those of stockholders.

Executive compensation is set at the regularly scheduled fall meeting of our Personnel Committee. The Chief Executive Officer does not make recommendations or participate in the review of his compensation. With respect to the Company's other executive officers, the Committee considers salary and incentive recommendations prepared by the Chief Executive Officer to establish compensation. Following extensive review and approval by the Committee, all issues pertaining to executive compensation are submitted to the full Board of Directors for its approval.

The Committee utilizes publicly available professional compensation surveys and labor market studies, including the Virginia Bankers Association's Annual Executive Compensation and Benefits Survey, to make informed decisions regarding pay and benefit practices. Surveys prepared by management are also used to periodically ensure that the Company is maintaining its labor market competitiveness. The Company reviews the executive's salaries and benefits with those of executives in comparable positions within their peer group and with businesses of a similar size in the business marketplace. While the Company does not set compensation at set percentage levels compared to the market, the Committee does seek to provide salary, incentive compensation opportunity and employee benefits that fall within the average practice of the Company's competitors and the labor markets in which it participates, with the potential for higher than average compensation when the Company or the executive exceeds their performance goals.

Base Salary

Using the data obtained in the salary surveys, base pay for the Company's executives is established based on the scope of their responsibilities, performance and the applicable competitive market compensation paid by other companies for similar positions. The subjective decisions regarding the amount and mix of compensation elements are primary based upon an assessment of each executive's leadership, performance and potential to enhance long-term stockholder value. Key factors include: the executive's contribution to the Company's financial results, and the executive's effectiveness in leading initiatives to increase stockholder value, productivity and revenue growth.

Performance Bonus

The Company maintains a management incentive cash bonus program to reward superior performance for the year. Executive bonuses are paid based on an evaluation of each executive's current year performance, taking into consideration the Committee's assessment of the overall financial, market and competitive performance of the Company and, for the commercial loan officers, their loan productivity and profitability levels.

In establishing the Chief Executive Officer and Chief Financial Officer bonuses, in addition to the above, the Committee considers the level of and/or increases in return on average assets and return on average equity without encouraging short-term profitability through unreasonable risk-taking or a deterioration of long-term asset quality; consideration of individual as well as combined measures of progress of the Company including the quality of the loan and investment portfolio, desirable changes in capital ratios, the overall growth of the Company, the improvement of market share, the improvement in book value per share, the improvement in earnings per share, the level of non-performing loans, other real estate owned and other objectives as may be established by the Board of Directors; the SCC and Federal Reserves' CAMELS ratings; and the compensation and benefit levels of comparable positions at peer group institutions within the financial services industry operating in Virginia.

The executive commercial loan officers annual bonuses are set as a percentage of base salary and are tied to the achievement of several targets. The maximum potential bonus the executive commercial loan officer may be awarded is 50% of his base salary. The payout percentage is based on the officer's average outstanding loan volume under management at the end of October of each year. For every $2 million increase in average loan volume above the base volume of $10 million, the bonus will increase by 1% of the officer's base salary. In order to achieve the maximum bonus payout several factors will be considered: the Company must achieve certain profitability and performance levels which are set at the beginning of each year by the Personnel Committee; the credit quality of the commercial loan officer's individual portfolio must be acceptable in the opinion of and based solely on the judgment of the President and Chief Executive Officer, the Chief Credit Officer and the Personnel Committee; and management of the commercial loan officer's loan portfolio regarding quality of loan write-ups, monitoring collateral and financial statement exceptions, monitoring past due loans and monitoring maturity issues, must be up to established Company standards and deemed acceptable by the President and Chief Executive Officer, Chief Credit Officer and the Personnel Committee. If the above goals are not met or up to established Company standards, the bonus level awarded to the executive commercial loan officer is at the sole discretion of the Personnel Committee.

Equity Incentive Awards

The Company utilizes long-term equity incentive awards to promote the success of the Company and enhance its value by providing motivation for outstanding performance and employment longevity through linking the personal interest of participants to those of the Company's stockholders. The 2005 Stock Incentive Plan was approved by the stockholders at the 2005 Annual Meeting of Stockholders and provides for the issuance of restricted stock awards, stock options in the form of incentive stock options and non-statutory stock options, stock appreciation rights and other stock-based awards to employees and directors of the Company and its subsidiary.

The Personnel Committee annually submits a recommendation to the Company's Board of Directors regarding whether awards should be made for the fiscal year, and if so, the aggregate amount of those awards. The total value of the awards and their effect on stockholder dilution is considered in determining the total amount of awards to be made for each fiscal year. Annual awards are generally made to individuals at the end of each fiscal year. These grants are made by the Personnel Committee, and are based on recommendations submitted to the Personnel Committee by the Company's Chief Executive Officer, except for his which is decided by the Personnel Committee, based on the executive's contribution to the success of the Company, taking into consideration competitive grant levels and total options granted as a percentage of shares outstanding. Each grant is designed to align the interest of the executive with those of the stockholders.

All awards of shares of the Company's stock options under the aforementioned program are made at or above the market price at the time of the award. In granting these awards, the Committee may establish any conditions or restrictions it deems appropriate. In 2007 and 2006, all awards consisted of grants of stock options having exercise prices equal to 100% of the fair market value of the Company's common stock on the date of grant. All stock options granted have a ten year life and are fully vested and exercisable at the date of grant.

The Personnel Committee also considers the accounting implications of SFAS No. 123(R) in its determination of the type and appropriate levels of long-term compensation. The Personnel Committee gave serious consideration to the prospect of granting restricted stock awards as opposed to stock option grants, and determined that the subjective benefits and costs associated with stock option grants were more appropriate for the Company at this time. The Personnel Committee intends to continue to consider the benefits of alternative approaches to long-term compensation in order to select the method that will allow the Company to attract and retain highly skilled employees, and reward them for their continued employment with the Company and their hard work and commitment to the long-term success of the Company.

Stock option grants to the named executives (as defined on page 36) are detailed in Executive Compensation-Grants of Plan-Based Awards on page 37.

Deferred Supplemental Compensation

The Company has entered into a deferred supplemental compensation agreement with each of the named executive officers of the Company. Mr. Woodard entered into an amended and restated deferred supplemental compensation agreement, dated May 18th, 2004, with Bank of the Commonwealth. Under the supplemental agreement, upon Mr. Woodard attaining the age of 65, upon his termination with the Company for any reason whatsoever or upon his death, Mr. Woodard or his beneficiary shall be entitled to payment from the Bank of: (i) two hundred fifty thousand dollars ($250,000) in one hundred twenty (120) equal consecutive monthly installments of two thousand eighty-three and 33/100 dollars ($2,083.33) each, (ii) seven hundred twenty thousand dollars ($720,000) in one hundred eighty (180) equal consecutive monthly installments of four thousand dollars ($4,000) each, and (iii) five hundred forty thousand dollars ($540,000) in one hundred eighty (180) equal consecutive monthly installments of three thousand dollars ($3,000) each, all three such payments being payable on the first day of each such month. Any payments described above shall be made on each such payment date to employee, regardless of whether employee is employed by the Company at the time he becomes eligible for such payments. In addition to all payments described above, upon employee's death, the Company shall pay to the beneficiary a lump sum payment of two hundred fifty thousand and no/100 dollars ($250,000), payable on the first day of the second calendar month immediately following the date of death. Under the supplemental agreement, Mr. Woodard is obligated to make himself available to Company after his retirement, so long as he receives payments under the supplemental agreement, for occasional consultation which Company may reasonably request. Any amounts unpaid under the supplemental agreement may be forfeited, after notice to Mr. Woodard, in the event that the Board of Directors of Company determines in good faith that Mr. Woodard is performing services of any kind for a firm or other entity competitive with the business of Company during the period that he is receiving payments under the supplemental agreement.

The Company has also entered into deferred supplemental compensation agreements with Ms. Sabol, Mr. Hounslow and Mr. Fields. The terms and conditions of these agreements are virtually the same as those of Mr. Woodard's deferred supplemental compensation agreement described above, except for the amount of payment they are entitled. Under the supplemental agreement, Ms. Sabol is entitled to payment from the Bank of nine hundred thousand dollars ($900,000) in one hundred eighty (180) equal consecutive monthly installments of five thousand dollars ($5,000) each. Mr. Hounslow and Mr. Fields are both entitled to five hundred forty thousand dollars ($540,000) in one hundred eighty (180) equal consecutive monthly installments of three thousand dollars ($3,000) each. Amendments to the deferred supplemental compensation agreements with Ms. Sabol, Mr. Hounslow and Mr. Fields have been approved by the Personnel Committee. Under these amendments, Ms. Sabol's payment from the Bank has been increased from $900,000 to $1,500,000 while Mr. Hounslow's and Mr. Fields' payments from the Bank have been increased from $540,000 to $750,000. All other terms of these agreements remain unchanged. The formal amendments are currently in the process of being prepared.

Perquisites and Other Employee Benefits

The Company provides the named executive officers with perquisites and other personal benefits that the Company and the Personnel Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key positions. The Committee periodically reviews the level of perquisites and other personal benefits provided to the executive officers.

The Company's executive officers receive the fringe benefits normally provided by the Company to all other employees, including life, medical and disability insurance, participation in its 401(k) plan, paid time off and other Company-wide benefits which may be in effect from time to time. In addition to these standard employee benefits, the executive officers are provided with the use of Company automobiles, enhanced key-man long-term disability insurance and several named executive officers are provided Company paid membership to a Country Club for customer entertaining.

Attributed cost of the personal benefits described above for the named executive officers for the fiscal years ended December 31, 2007 and 2006, are included on page 36 in the Summary Compensation Table.

Employment Contracts

The Company has entered into employment contracts that include "change of control" provisions with certain key executives, including the named executive officers. The employment agreements are designed to promote stability and continuity of senior management. Information regarding applicable payments under such agreements for the named executive officers is provided on page 38 and 39 under the sections "Employment Agreements" and "Potential Payments Upon Termination or Change in Control".

Tax and Accounting Implications

In designing its executive compensation programs, the Company takes into consideration the accounting and tax effect that each element will or may have on the Company and the executive officers as a group.

Beginning on January 1, 2006, the Company began accounting for stock-based payments including stock options, restricted stock and other equity awards in accordance with the requirements of FASB No. 123(R). In determining to grant only stock options instead of restricted stock, the Company considered the accounting impact and tax benefits, and has tried to minimize the overall equity compensation cost.

As part of its role, the Personnel Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which places a limitation on tax deductions of any publicly held corporation for individual compensation to certain executives of such corporation exceeding $1 million in any taxable year, unless the compensation is performance based. The Company believes that compensation paid under the management incentive plans are fully deductible for federal income tax purposes.

Mr. Woodard and Ms. Sabol's employment contracts provide for a gross–up payment in the event any payment or distribution by the Company to or for the benefit of the executive, under a change of control, would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, to cover the excise tax imposed on the payments. If the severance exceeds certain limits as outlined under the Internal Revenue Code the Company may lose part of the deductibility of the severance for income tax purposes.

Generally, the Personnel Committee desires to maintain the tax deductibility of the compensation for executive officers to the extent it is feasible and consistent with the objectives of the Company's executive compensation programs. The Personnel Committee considers ways to maximize the deductibility of executive compensation, but intends to retain the discretion it deems necessary to compensate executive officers in a manner commensurate with performance and the competitive environment for executive talent.

Compensation Committee Report

The Compensation (Personnel) Committee of the Board of Directors has reviewed and discussed the Company's Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 and the proxy statement on Schedule 14A for its 2008 annual meeting, each as filed with the Securities and Exchange Commission.

The Compensation Committee

William D. Payne, M.D., Chairman
E. Carlton Bowyer, Ph. D.
Thomas W. Moss, Jr.
Raju V. Uppalapati
Kenneth J. Young

Summary Executive Compensation

The following table sets forth information for the years ended December 31, 2007 and 2006 regarding the compensation paid or accrued by the Company and its subsidiary for the Company's Chief Executive Officer, Chief Financial Officer and executive officers whose total compensation exceeded $100,000 in 2007 (the "named executive officers").

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Option Awards (1)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings (2)	All Other Compensation (3)	Total ($)
Edward J. Woodard, Jr., CLBB	2007	$400,000	$300,000	$ 1,890	$ –	$ 160,526	$ 97,625	$960,041
Chairman of the Board	2006	$330,000	$225,000	$ 7,632	$ –	$ 160,526	$ 76,603	$799,761
President and Chief Executive Officer								
Cynthia A. Sabol, CPA,	2007	$200,000	$115,000	$ 1,890	$ –	$ 27,353	$ 15,786	$360,029
Executive Vice President and	2006	$170,000	$100,000	$ 7,632	$ –	$ 27,353	$ 15,091	$320,076
Chief Financial Officer								
Simon Hounslow,	2007	$165,000	$ –	$ 1,890	$ 82,500	$ 14,326	$ 14,848	$278,564
Executive Vice President and	2006	$150,000	$ –	$ 7,632	$ 75,000	$ 14,326	$ 14,109	$261,067
Chief Lending Officer								
Stephen G. Fields,	2007	$152,000	$ –	$ 1,260	$ 76,000	$ 16,070	$ 15,092	$260,422
Executive Vice President and	2006	$140,000	$ –	$ 3,180	$ 65,000	$ 16,070	$ 14,074	$238,324
Commercial Loan Officer								

(1) Refer to Note 1 and Note 20 in the Consolidated Financial Statements attached as Exhibit 99.1 of the Form 10-K as of December 31, 2007 for the relevant assumptions used to determine the valuation of the option awards.
(2) Expense recognized in 2007 and 2006 for the annual accrual under the named executives Deferred Supplemental Compensation Agreement.
(3) Includes 401(k) matching contribution, 401(k) profit sharing, premiums paid for Key Man long-term disability plans, and directors fees paid to Mr. Woodard for 2007 and 2006 in the amount of $75,500 and $55,300, respectively, and life insurance premium paid for the benefit of Mr. Woodard's beneficiary.

Grants of Plan-Based Awards

The following table sets forth information for the years ended December 31, 2007 and 2006 regarding grants of plan-based equity awards to the named executive officers.

Grants of Plan-Based Awards Table

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/Sh)
Edward J. Woodard, Jr., CLBB	12/11/2007	1,500	$ 16.980
	12/06/2006	1,320	$ 24.873
Cynthia A. Sabol, CPA	12/11/2007	1,500	$ 16.980
	12/06/2006	1,320	$ 24.873
Simon Hounslow	12/11/2007	1,500	$ 16.980
	12/06/2006	1,320	$ 24.873
Stephen G. Fields	12/11/2007	1,000	$ 16.980
	12/06/2006	550	$ 24.873

(1) Options granted were incentive stock options pursuant to the Company's 2005 Stock Incentive Plan. The terms of the options provide for immediate vesting and have a life of 10 years. Options expire 90 days after termination of employment, to include retirement. In the event of death, the option award remains exercisable until the tenth anniversary of the option's date of grant.

Outstanding Equity Awards at Fiscal Year-End

The table below sets forth information regarding the outstanding equity awards as of December 31, 2007 for each named executive officer.

Outstanding Equity Awards at Fiscal Year-End Table

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date
Edward J. Woodard, Jr., CLBB	4,537 (1)	$8.281	12/31/08
	6,050 (2)	7.686	12/31/09
	6,050 (2)	5.893	10/01/11
	5,324 (2)	15.950	12/30/13
	5,445 (2)	15.512	12/14/14
	36,300 (3)	19.008	09/26/15
	1,320 (3)	24.873	12/06/16
	3,630 (2)	15.512	12/14/14
	3,630 (2)	19.314	09/26/15
	3,630 (3)	21.694	11/15/15
	1,500 (3)	16.980	12/11/17
Cynthia A. Sabol, CPA	7,260 (2)	$15.512	12/14/14
	36,300 (3)	19.008	09/26/15
	1,320 (3)	24.873	12/06/16
	1,500 (3)	16.980	12/11/17
Simon Hounslow	2,722 (1)	$8.281	12/31/08
	3,025 (2)	7.686	12/31/09
	3,025 (2)	5.893	10/01/11
	4,840 (2)	15.950	12/30/13
	6,050 (2)	15.512	12/14/14
	30,250 (3)	19.008	09/26/15
	1,320 (3)	24.873	12/06/16
	1,500 (3)	16.980	12/11/17
Stephen G. Fields	6,050 (2)	$15.512	12/14/14
	30,250 (3)	19.008	09/26/15
	550 (3)	24.873	12/06/16
	1,000 (3)	16.980	12/11/17

(1) Stock Options issued under the Company's 1990 Stock Option Plan.
(2) Stock Options issued under the Company's 1999 Stock Incentive Plan.
(3) Stock Options issued under the Company's 2005 Stock Incentive Plan.

Option Exercises and Stock Vested

The following table shows the options that were exercised by the named executive officers during the last fiscal year.

Option Exercises and Stock Vested Table

	Option Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Edward J. Woodard, Jr., CLBB	4,900	$ 42,429 (1)
Simon Hounslow	2,940	$ 24,370 (2)

(1) The value is equal to (i) the excess of $16.13, the closing price of the Company's common stock on December 19, 2007, the day that the option was exercised, over $7.471, the exercise price, multiplied by (ii) 4,900 options.
(2) The value is equal to (i) the excess of $15.76, the closing price of the Company's common stock on December 21, 2007, the day that the option was exercised, over $7.471, the exercise price, multiplied by (ii) 2,940 options.

Pension Benefits

Pension Benefits Table

	Plan Name (1)	Present Value of Accumulated Benefit ($)	
Edward J. Woodard, Jr., CLBB	Amended and Restated Deferred Supplemental Compensation Agreement	$	893,707
Cynthia A. Sabol, CPA	Deferred Supplemental Compensation Agreement	$	95,738
Simon Hounslow	Amended and Restated Deferred Supplemental Compensation Agreement	$	73,097
Stephen G. Fields	Deferred Supplemental Compensation Agreement	$	56,246

(1) The named executives are fully vested under the deferred supplemental compensation agreements.

Employment Agreements

The Company has entered into employment agreements with Edward J. Woodard, Jr., CLBB, Chairman of the Board, President and Chief Executive Officer, dated November 21, 2006 and Cynthia A. Sabol, CPA, Executive Vice President and Chief Financial Officer, dated November 21, 2006. The agreements provide for Mr. Woodard's and Ms. Sabol's (collectively the "Senior Executives") employment until the earlier of three years from December 31, 2006, their death or disability; provided, however, the employment agreements allows for termination of employment by either the Company, or by Mr. Woodard or Ms. Sabol in the event of a "change of control" of Commonwealth Bankshares or Bank of the Commonwealth, or by the Senior Executives for "Good Reason." The Senior Executives' employment agreements will be renewed automatically provided that on December 31, 2008 and on each December 31st thereafter (the "Renewal Date") the agreement will be automatically extended for an additional calendar year so as to terminate two years from such renewal date, unless either party elects not to renew the agreements.

Under the employment agreement, in the case of termination as a consequence of disability the Company will continue to pay the Senior Executives their base salary and health and medical insurance for six months.

In the case of a termination by the Company prior to a "change of control," but not "for good cause," the Senior Executives will be entitled to receive two (2) times their annual base salary in effect on the date of termination, payable in twenty-four (24) equal monthly installments. In addition, the Senior Executives would be eligible to continue to receive medical and other insurance benefits for a period of two years. In the event of a termination of employment by the Senior Executives for "good reason," the senior executives will be entitled to receive thirty-six (36) equal monthly payments, which, in total, equal their annual base salary in effect on the date of termination. In addition, the Senior Executives would be eligible to continue to receive medical and other insurance benefits for a period of three years.

In the event of a termination of employment by the Company subsequent to a "change of control," but not "for good cause," or by the Senior Executives within twelve months following a change in control, the Senior Executives would be entitled to receive in a lump sum payment within ten days or unless the executives make an election to receive the benefit in equal monthly installment, a salary continuance benefit in an amount equal to 2.99 times the Senior Executives' base salary in effect at the date of termination, plus the highest annual bonus paid or payable for the two most recently completed years. In addition, the Senior Executives would be eligible to continue to receive all health and dental plans, disability, life insurance plans and all other welfare benefit plans for a period of three years. The severance payment could be increased (gross up payment) if it is determined that the severance payment together with any other payments or benefits would be subject to the excise tax imposed under the Internal Revenue Code.

Under the Agreement, a "change of control" will be deemed to have occurred upon:

- The acquisition by any person of beneficial ownership of twenty five percent (25.0%) or more of the then outstanding shares of the common stock of the Company;
- A change in the majority of the members of the board of directors of either Commonwealth Bankshares or Bank of the Commonwealth;
- Approval by the shareholders of the Company of a reorganization, merger, share exchange or consolidation; or
- Complete liquidation or dissolution of the Company or the Bank, or of the sale or other disposition of all or substantially all of the assets of the Company.

The term "for good cause" includes a termination of the Senior Executives for their failure to perform the required services, gross or willful neglect of their duty or a legal or intentional act demonstrating bad faith. The term "good reason" is defined as: the assignment of duties to the Senior Executives by the Company which result in the Senior Executives having significantly less authority or responsibility than they had on the date of hire, without their express written consent; a reduction by the Company of the Senior Executives base salary; the requirement that the Senior Executives' principal office location be moved or relocated to a location that is more than 35 miles from the current principal office location; or the Company's failure to comply with any material terms of the agreement.

In addition to Mr. Woodard and Ms. Sabol's employment agreements, the Company has entered into similar employment agreements with Simon Hounslow dated January 2, 2002, and Stephen G. Fields dated January 1, 2004. The agreements provide for Mr. Hounslow's, and Mr. Fields (collectively "the Executives") employment until the earlier of one year from the agreement date, their death or disability; provided, however, the employment agreements allows for termination of employment by either the Company, or the Executives in the event of a "change of control" of Commonwealth Bankshares or Bank of the Commonwealth, or by the Executives for "Good Reason." The Executives employment agreements will be renewed automatically each year unless either party elects not to renew the agreements.

Under the employment agreements, in the case of a termination by the Company prior to a "change of control," but not "for good cause" Mr. Hounslow and Mr. Fields will be entitled to receive twelve (12) equal monthly payments, which in total, equal their annual base salary. In the event of a termination of the employment agreement by the Executives for "good reason," by the Company subsequent to a "change of control," but not "for good cause," Mr. Hounslow and Mr. Fields will be entitled to receive sixty (60) equal monthly payments, which in total, equal the present value of one times the Executives' base salary minus $1.00 at the time of termination. In addition, the Executives would be eligible to continue to participate in the Company's benefit programs for a period of up to six months.

Under the Agreement, a "change of control" will be deemed to have occurred upon:

- Any third party acquiring, or entering into a definitive agreement to acquire, more than twenty-five percent (25.0%) of the stock of either Commonwealth Bankshares or Bank of the Commonwealth;
- A change in the majority of the members of the board of directors of either Commonwealth Bankshares or Bank of the Commonwealth during any one year period; or
- Commonwealth Bankshares ceasing to be the owner of all of Bank of the Commonwealth's common stock, except for any directors' qualifying shares.

The term "for good cause" includes a termination of the Executives for their failure to perform the required services, gross or willful neglect of their duty or a legal or intentional act demonstrating bad faith. The term "good reason" is defined as any assignment to the Executives of duties or responsibilities inconsistent with those in effect on the date of the agreement, the location of the Executives office and/or workplace for employer is moved or relocated to a site 25 miles or more from the location as of the date of this agreement, or a change of control of either Commonwealth Bankshares or Bank of the Commonwealth.

Potential Payments Upon Termination or Change in Control

The table below shows the present value of estimated Company payments pursuant to the employment agreements outlined above, upon a termination of employment, including the Company gross-up payments for the excise tax on parachute payments upon a change in control, for each of the named executive officers. The payments represent the maximum possible payments under interpretations and assumptions most favorable to the Senior Executives and Executives. All termination events are assumed to occur at December 31, 2007. For the below calculations it is assumed the Senior Executives and Executives elected to receive a lump sum payment if the choice is given under the provisions of the agreement. Company payments to a terminated Senior Executive or Executive may be more or less than the amounts shown in the table if the termination of employment occurs in a later year or because of contingencies contained in the various agreements and plans. There are no potential payments due to the named executive officers pursuant to the employment agreements under a termination of employment by the executives without good reason, termination of employment by Company with cause or upon death.

Potential Payments Upon Termination or Change in Control Table

(in thousands)	Woodard	Sabol	Hounslow	Fields
Termination of Employment by Executive with Good Reason				
Employment agreement:				
Salary	$ 1,200	$ 600	$ 207	$ 191
Welfare benefits	30	33	4	6
Termination of Employment by Company without Cause				
Employment agreement:				
Salary	800	400	158	146
Welfare benefits	21	23	6	6
Disability				
Employment agreement:				
Salary	196	98	81	74
Welfare benefits	3	3	4	4
Change in Control				
Employment agreement:				
Salary	2,093	942	207	191
Welfare benefits	30	33	4	6
Excise Tax Gross-up	887	387	-	-

Director Compensation

The following table sets forth a summary of the compensations paid to non-employee directors in 2007:

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
E. Carlton Bowyer, Ph. D.	$ 51,750	$ 1,260	$ 53,010
Laurence C. Fentriss	40,750	1,260	42,010
Morton Goldmeier	50,500	1,260	51,760
Thomas W. Moss, Jr.	54,500	1,260	55,760
William D. Payne, M.D.	45,250	1,260	46,510
Herbert L. Perlin	46,000	1,260	47,260
Richard J. Tavss	47,500	1,260	48,760
Raju V. Uppalapati	18,750	1,260	20,010
Kenneth J. Young	47,250	1,260	48,510

(1) Refer to Note 1 and Note 20 in the Consolidated Financial Statements attached as Exhibit 99.1 of the Form 10-K as of December 31, 2007 for the relevant assumptions used to determine the valuation of the option awards.

Each director of the Company was paid $2,000 for attendance at each Board meeting and $500 for attendance at each meeting of a committee of the Board of which he was a member except for the executive committee meeting which the director was paid $750. Additionally, each director of the Company was paid a quarterly retainer of $3,000. The Company has a Director's Deferred Compensation Plan which allows directors to defer recognition of income on all or any portion of the directors' fees they earn. During 2007, a total of $127.5 thousand was deferred by directors under this plan. The terms and conditions of the plan are very similar to the terms and conditions of the Bank's Supplemental Executive Retirement Plan described under the "Stock Option and Employee Benefit Plans" section below.

Stock Option and Employee Benefit Plans

1990 Stock Option Plan. On February 20, 1990, the Company's Board of Directors approved a non-qualified stock option plan for the issuance of 25,000 shares of Company common stock to eligible officers and key employees of the Company and the Bank at prices not less than the market value of the Company's common stock on the date of grant. On April 29, 1997, the shareholders approved an amendment to this plan to increase the number of shares available for issuance under the plan to 45,000 shares. This plan expired on February 20, 2000. However, the terms of this plan continue to govern unexercised options awarded under the plan that have not expired.

401(k) Profit Sharing Plan. In 1993, the Bank adopted a 401(k) profit sharing plan qualified under Section 401(k) of the Internal Revenue Code to replace its former profit sharing plan. Employees who have attained the age of 20 years and six months and completed three months of service with the Bank are eligible to participate in the 401(k) plan. Eligible employees who elect to participate may defer up to the maximum allowable as prescribed by law. The Bank may make a matching contribution, the amount of which, if any, will be determined by the Bank each year. The Bank contributed a matching contribution of $122.3 thousand and a discretionary profit sharing contribution of $177.8 thousand to the 401(k) plan during 2007. The Company offers its stock as an investment option under the 401(k) plan. As of December 31, 2007 there were 17,750 shares of the Company's stock outstanding under the 401(k) plan.

Non-Employee Director Stock Compensation Plan. On April 25, 1995, the Company's stockholders approved a non-employee director stock compensation plan. This plan provided for the issuance of options to acquire 50,000 shares of the Company's common stock to eligible non-employee directors. On April 29, 1997, stockholders approved an amendment to this plan to increase shares available for issuance under this plan to 70,000 shares. This plan expired January 17, 2000. However, the terms of this plan continue to govern unexercised options awarded under the plan that have not expired.

1999 Stock Incentive Plan. On April 27, 1999, the Company's stockholders approved the Commonwealth Bankshares, Inc. 1999 Stock Incentive Plan. This plan provides for the issuance of up to the lesser of (i) fifteen percent (15.0%) of the Company's issued and outstanding common stock less the aggregate number of shares subject to issuance pursuant to options granted, or available for grant, under the 1990 plan and non-employee director plan described above, or (ii) 350,000 shares. Of the aggregate number of shares of the Company's common stock that may be subject to award under this plan, sixty percent (60.0%) are available for issuance to the Company's non-employee directors, and forty percent (40.0%) are available for issuance to the Company's employees. All the employees of the Company and the Bank, and all other members of the board of directors of the Company, are eligible to receive awards under this plan. As of December 31, 2007, only a limited number of authorized shares are available for issuance under this plan.

Bank of the Commonwealth Supplemental Executive Retirement Plan. Effective February 1, 2002, the Company's Board of Directors approved an executive deferred compensation plan in order to provide a select group of management and highly compensated executives the opportunity to elect to defer part or all of the compensation (including bonuses) payable to such executives during any plan year. Under this plan, a participant may designate a fixed dollar amount or a percentage to be deducted from his or her salary and/or bonus and then indicate how the deferred amount is to be invested between a fund that tracks the value of the Company's stock and a simple interest bearing fund. The amount of deferred compensation in an executive's account is held in a rabbi trust, but such amounts continue to be subject to the claims of the Bank's general creditors until such time as they are distributed to the executive. Distributions are generally available at retirement age, death, or on account of disability. In addition, an executive who separates from service for a reason other than retirement, death, or disability, is entitled to receive distribution when he or she reaches age 65 (unless he or she dies or becomes disabled in the meantime, in which case benefits will be payable pursuant to the plan terms regarding such distributions). Distributions may also be made in certain situations following a change in control. Distributions are generally made in the form of installment payments, although a distribution in a lump sum is available in limited situations. As of December 31, 2007, no money has been funded into this plan.

2005 Stock Incentive Plan. On June 28, 2005, the Company's stockholders approved the Commonwealth Bankshares, Inc. 2005 Stock Incentive Plan. The plan provides for the issuance of restricted stock awards, stock options in the form of incentive stock options and non-statutory stock options, stock appreciation rights and other stock-based awards to employees and directors of the Company. The plan makes available up to 556,600 shares for issuance to plan participants. The total number of shares that may be issued in connection with the exercise of incentive stock options, which are eligible for more favorable tax treatment, will be 484,000 shares. The maximum number of shares with respect to which stock options, restricted stock awards, stock appreciation rights or other equity based awards may be granted in any calendar year to an employee is 60,500 shares.

Commonwealth Bankshares Employee Stock Purchase Plan. On June 26, 2007, the Company's stockholders approved the Commonwealth Bankshares Employee Stock Purchase Plan. The plan offers eligible employees the opportunity to acquire a stock ownership in the Company through periodic payroll deductions that are applied towards the purchase of Company common stock at a discount of up to 15% of its market price. The plan makes available up to 400,000 shares of Company common stock for issuance to eligible employees. As of December 31, 2007, no shares have been issued under this plan.

Compensation Committee Interlocks and Insider Participation

No member of the Company's Personnel Committee was an officer or employee of the Company during 2007. During 2007, no executive officer of the Company served as a member of the compensation committee (or other board committee performing equivalent functions) of another entity, nor did any executive officer of the Company serve as a director of another entity, one of whose executive officers served on the Company's Personnel Committee. All five members of the Company's Personnel Committee have outstanding loans with the Company. Each of these loans was made in the ordinary course of business on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with unrelated parties and did not involve more than the normal risk of collectibility or present other unfavorable features. See Item 13 "Certain Relationships and Related Transactions, and Director Independence" below.

Item 12. <u>Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters</u>

<u>Securities Authorized for Issuance under Equity Compensation Plans</u>

Refer to Part II, Item 5 of this form 10-K for information on securities authorized for issuance under equity compensation plans.

Security Ownership of Management

The following table sets forth for (1) each director-nominee, director, and named executive officer of the Company, and (2) all director-nominees, directors, and executive officers of the Company as a group: (i) the number of shares of Company common stock beneficially owned on February 18, 2008 and (ii) such person's or group's percentage ownership of outstanding shares of Company common stock on such date. All of the Company's directors and named executive officers receive mail at the Company's principal executive office at 403 Boush Street, Norfolk, Virginia 23510.

Name	Amount and Nature of Beneficial Owner (1) (2)	Percent of Class
Directors:		
E. Carlton Bowyer, Ph.D.	21,007 (3)	*
Laurence C. Fentriss	291,617 (4)	4.20%
Morton Goldmeier	164,135 (5)	2.36%
Thomas W. Moss, Jr.	23,624 (6)	*
William D. Payne, M.D.	66,457 (7)	*
Herbert L. Perlin	79,520 (8)	1.14%
Richard J. Tavss	242,223 (9)	3.49%
Raju V. Uppalapati	5,009 (10)	*
Edward J. Woodard, Jr., CLBB	137,132 (11)	1.96%
Kenneth J. Young	50,271 (12)	*
Non-Director Executive Officers:		
Cynthia A. Sabol, CPA	46,927 (13)	*
Simon Hounslow	65,974 (14)	*
Stephen G. Fields	38,310 (15)	*
All Directors and Executive Officers as a group (13 persons)	**1,232,206**	**16.89%**

* Percentage of ownership is less than 1.0% of the outstanding shares of common stock of the Company.

(1) Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the SEC under the Exchange Act, and includes shares, where applicable, which an individual has the right to acquire within 60 days through the exercise of stock options. The above table includes 362,860 shares which can be acquired through the exercise of stock options.

(2) Based on 6,931,266 issued and outstanding shares of common stock as of February 14, 2008.

(3) Includes (i) 16,620 shares which Dr. Bowyer has the right to acquire through the exercise of stock options, and (ii) 528 shares registered in the name of Dr. Bowyer's wife, for which Dr. Bowyer disclaims beneficial ownership.

(4) Includes (i) 16,620 shares which Mr. Fentriss has the right to acquire through the exercise of stock options, and (ii) 130,262 shares held in an IRA for the benefit of Laurence C. Fentriss.

(5) Includes (i) 19,040 shares which Mr. Goldmeier has the right to acquire through the exercise of stock options, and (ii) 19,324 shares owned by Mr. Goldmeier's wife, for which Mr. Goldmeier disclaims beneficial ownership.

(6) Includes (i) 19,040 shares which Mr. Moss has the right to acquire through the exercise of stock options, and (ii) 3,933 shares owned jointly by Mr. Moss and his wife.

(7) Includes (i) 19,040 shares which Dr. Payne has the right to acquire through the exercise of stock options, (ii) 3,330 shares registered in the name of Dr. Payne's wife, for which Dr. Payne disclaims beneficial ownership, and (iii) 13,121 shares held in an IRA for the benefit of William D. Payne.

(8) Includes (i) 19,040 shares which Mr. Perlin has the right to acquire through the exercise of stock options, (ii) 24,418 shares registered in the name of Herbert L. Perlin, Profit Sharing Trust, of which Mr. Perlin is Acting Trustee, (iii) 2,937 shares owned jointly by Mr. Perlin and his wife, and (iv) 25,826 shares registered as the Perlin Revocable Living Trust.

(9) Includes (i) 19,040 shares which Mr. Tavss has the right to acquire through the exercise of stock options, (ii) 1,640 shares registered in the name of Richard J. Tavss, custodian for Bobbie J. Tavss, (iii) 903 shares registered in the name of Richard J. Tavss, custodian for Sanders T. Schoolar V, (iv) 779 shares registered in the name of Richard J. Tavss, custodian for Zachary I. Maiden, (v) 802 shares registered in the name of Richard J. Tavss, custodian for Taylor Tavss Scholar, (vi) 182 shares registered in the name of Richard J. Tavss, custodian for Richard T. Maiden, (vii) 182 shares registered in the name of Richard J. Tavss, custodian for Samantha R. Maiden, (viii) 38,737 shares registered in the name of Fletcher, Maiden & Reed PC 401K Plan for the benefit of Richard J. Tavss, and (ix) 1,780 shares registered in the name of Mr. Tavss' wife, for which Mr. Tavss disclaims beneficial ownership.

(10) Includes (i) 1,000 shares which Mr. Uppalapati has the right to acquire through the exercise of stock options.

(11) Includes (i) 77,417 shares which Mr. Woodard has the right to acquire through the exercise of stock options, (ii) 837 shares registered in the name of Edward J. Woodard, Jr., custodian for Troy Brandon Woodard, (iii) 1,989 shares registered in the name of Edward J. Woodard, Jr. and Sharon W. Woodard, custodians of Troy Brandon Woodard, (iv) 2,669 shares held in an IRA for the benefit of Edward J. Woodard, Jr., (v) 11,547 shares owned jointly by Mr. Woodard and his wife, and (vi) 7,553 shares held in the Company's 401(k) Profit Sharing Plan.

(12) Includes (i) 19,040 shares which Mr. Young has the right to acquire through the exercise of stock options, (ii) 6,353 shares representing the proceeds of a self directed IRA for the benefit of Kenneth J. Young, (iii) 1,753 shares owned jointly with Michael J. Young (son), (iv) 1,753 shares owned jointly with Benjamin C. Young (son), and (v) 1,753 shares owned jointly with Jennifer M. Young (daughter).

(13) Includes (i) 46,380 shares which Ms. Sabol has the right to acquire through the exercise of stock options, and (ii) 541 shares held in the Company's 401(k) Profit Sharing Plan.

(14) Includes (i) 52,733 shares which Mr. Hounslow has the right to acquire through the exercise of stock options.

(15) Includes (i) 37,850 shares which Mr. Fields has the right to acquire through the exercise of stock options, (ii) 15 shares registered in the name of Madison S. Fields (daughter), (iii) 15 shares registered in the name of Mr. Field's wife, for which Mr. Fields disclaims beneficial ownership, and (iv) 417 shares held in the Company's 401(k) Profit Sharing Plan.

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information with respect to beneficial ownership of the Company's common stock as of February 14, 2008 by each beneficial owner of more than 5.0% of the Company's common stock based on currently available Schedules 13D and 13G filed with the SEC.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Wasatch Advisors, Inc. 150 Social Hall Ave., Ste. 400 Salt Lake City, UT 84111	505,333	7.29%
Financial Stocks Capital Partners III L.P. 507 Carew Tower 441 Vine Street Cincinnati, Ohio 45202	439,285	6.34%

Item 13. Certain Relationships and Related Transactions, and Director Independence

Loans to Officers and Directors

Certain directors and officers of the Company and the Bank, members of their immediate families, and corporations, partnerships and other entities with which such persons are associated, are customers of the Bank. As such, some of these persons engaged in transactions with the Bank in the ordinary course of business during 2007, and will have additional transactions with the Bank in the future. All loans extended and commitments to lend by the Bank to such persons were made in the ordinary course of business upon substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons and do not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2007, the amount of such loans was approximately $22.0 million.

Business Relationships and Transactions with Management

In the ordinary course of its business, the Company and the Bank engaged in certain transactions with their officers and directors in which such officers and directors have a significant interest. All such transactions have been made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated parties.

In 1984, the Bank entered into a lease with Boush Bank Building Associates, a Virginia limited partnership (the "Partnership"), to rent the headquarters building (the "Headquarters") of the Company and the Bank, which is located at the corners of Freemason and Boush Streets, Norfolk, Virginia. The general partner of the Partnership is Boush Bank Building Corporation. The limited partners of the Partnership are Edward J. Woodard, Jr., CLBB, Chairman, President, CEO and director of the Company and the Bank, and the estates of George H. Burton and William P. Kellam, former directors. The lease requires the Bank to pay all taxes, maintenance and insurance. The term of the lease is twenty-three years and eleven months, and began on December 19, 1984. In connection with this property, the lessor has secured financing in the form of a $1.6 million industrial development revenue bond from the Norfolk Redevelopment and Housing Authority payable in annual installments, commencing on January 1, 1987, at amounts equal to 3.0% of the then outstanding principal balance through the twenty-fifth year, when the unpaid balance will become due. Interest on this bond is payable monthly, at 68.6% of the prime rate of SunTrust Bank in Richmond, Virginia. Monthly rent paid by the Bank is equal to interest on the above bond, plus any interest associated with secondary financing provided the lessor by the Bank. The Bank has the right to purchase, at its option, an undivided interest in the property at undepreciated original cost, and is obligated to purchase in each January after December 31, 1986, an undivided interest in an amount equal to 90.0% of the legal amount allowed by banking regulations for investments in fixed properties, unless the Bank's return on average assets is less than seven-tenths of one percent. Under this provision the Bank has purchased 54.4% of this property for a total of $999.6 thousand. No purchases have been made after 1988. In the opinion of management of the Company, the terms of the lease are no less favorable than could be obtained from a non-related party. Prior to executing the lease and before the holding company reorganization, the stockholders of the Bank owning a majority of Bank common stock consented to the foregoing lease.

In 1998, the Bank entered into a lease with respect to its branch at 1217 Cedar Road, Chesapeake, Virginia with Morton Realty Associates, a Virginia general partnership, and Richard J. Tavss and several other parties who share ownership and responsibility as landlord under the lease. Morton Goldmeier is a partner in Morton Realty Associates, one of the landlords under the lease, and is also a member of the Board of Directors of the Bank and the Company. Richard J. Tavss, also one of the landlords under the lease, is also a member of the Board of Directors of the Bank and the Company. Annual lease payments under the lease currently are $118.0 thousand. The Board of Directors of the Company received two independent appraisals with respect to this property prior to entering into this lease. The Board and management believe the terms of this lease are no less favorable than could be obtained from a non-related party in an arms-length transaction.

In 2006, the Bank entered into a lease with respect to its branch at 8468 Caratoke Highway, Powells Point, North Carolina with RAVA Developments, LLC, a North Carolina limited liability company. RAVA Group, LLC, a North Carolina limited liability company, is the managing member of RAVA Developments, LLC. Raju V. Uppalapati is the Chairman and CEO of RAVA Group, LLC and effective September 10, 2007, is also a member of the Board of Directors of the Bank and the Company. In 2007, the property was sold to Powells Point, LLC, a North Carolina limited liability company and the related lease was assigned. T. Brandon Woodard, JD is the sole member in Powells Point, LLC and is the son of Edward J. Woodard, Jr., CLBB, who is the Chairman, President, CEO and a director of the Bank and the Company. Annual lease payments under the lease currently are $98.0 thousand. The Board and management believe the terms of this lease are no less favorable than could be obtained from a non-related party in an arms-length transaction.

In January 2007, the Bank entered into a lease with respect to its branch at 26006 NC Highway 12, St. Waves Plaza Unit 1, Waves, North Carolina with Noraj & Associates, Inc., a North Carolina corporation. Raju V. Uppalapati is the owner of Noraj & Associates, Inc. and effective September 10, 2007, is also a member of the Board of Directors of the Bank and the Company. Annual lease payments under the lease currently are $46.1 thousand. The Board and management believe the terms of this lease are no less favorable than could be obtained from a non-related party in an arms-length transaction.

In February 2007, the Bank entered into a lease with respect to its future branch at 562 Caratoke Highway, Moyock, North Carolina with R&E Capital Investments, LLC, a North Carolina corporation. Raju V. Uppalapati is the managing member of R&E Capital Investments, LLC and effective September 10, 2007, is also a member of the Board of Directors of the Bank and the Company. In late 2007, the property was sold to Moyock One, LLC, a North Carolina limited liability company and the related lease was assigned. T. Brandon Woodard, JD is a member with a 50% ownership in Moyock One, LLC and is the son of Edward J. Woodard, Jr., CLBB, who is the Chairman, President, CEO and a director of the Bank and the Company. RAVA Properties, LLC, a North Carolina limited liability company, is a member with a 50% ownership in Moyock One, LLC. Raju V. Uppalapati is the sole member of RAVA Properties, LLC. Management expects this branch to open in April 2008 with annual lease payments under the lease at $46.4 thousand for the first year. The Board and management believe the terms of this lease are no less favorable than could be obtained from a non-related party in an arms-length transaction.

In 2007, the Bank entered into a lease with respect to its future North Carolina branch headquarters, which will house offices for each of our subsidiaries, Bank of the Commonwealth Mortgage, Executive Title Center and Commonwealth Financial Advisors, LLC, at 3732 North Croatan Highway, Kitty Hawk, North Carolina with R&E Capital Investments, LLC, a North Carolina corporation. Raju V. Uppalapati is the managing member of R&E Capital Investments, LLC and effective September 10, 2007, is also a member of the Board of Directors of the Bank and the Company. In conjunction with the construction of this branch, BD&A Realty & Construction, Inc., a North Carolina corporation, is acting as the general contractor and will receive a fee of 10% of the total build out cost for performing this service. In 2008, the property was sold to Commonwealth Property Associates, LLC, a Virginia limited liability company and the related lease was assigned. Membership in Commonwealth Property Associates, LLC is comprised as follows: Bank of the Commonwealth (61.0%); RAVA Properties, LLC (20.0%), whom Raju V. Uppalapati is the sole member of; Bobbie Joe Schooler (4.0%) and Besianne Tavss Maiden (4.0%), daughters of Richard J. Tavss, who is a member of the Board of Directors of the Bank and the Company; T. Brandon Woodard, JD (1.0%), son of Edward J. Woodard, Jr., CLBB, who is the Chairman, President, CEO and a director of the Bank and the Company; Jennifer Young (2.67%), Michael Young (2.67%) and Benjamin Young (2.66%), children of Kenneth J. Young who is a member of the Board of Directors of the Bank and the Company; Madison S. Fields (0.50%) and Reagan S. Fields (0.50%), daughters of Stephen G. Fields who is an Executive Vice President and Commercial Loan Officer of the Bank; and Simon Hounslow (1.00%), who is the Executive Vice President and Chief Lending Officer of the Bank. Management expects this branch to open in July 2008 with annual lease payments under the lease at $223.3 thousand for the first year. Commonwealth Property Associates, LLC entered into a lease with BD&A Realty & Construction, Inc. to sublease approximately 2,700 square feet of the building. Raju V. Uppalapati is a partner in BD&A Realty & Construction, Inc. Annual rental income under the lease will be $48.6 thousand for the first year. The lease has an initial term of three (3) years and runs through May 31, 2011. Under the terms of the lease, the tenant will have the option to extend the term for two (2) additional periods of five (5) years each. The Board and management believe the terms of this lease are no less favorable than could be obtained from a non-related party in an arms-length transaction.

In 2007, the Bank signed a letter of intent and proposal to lease its future branch at 221 Western Avenue, Suffolk, Virginia with Glenn Development, Inc., a Virginia corporation. In January 2008, Glenn Development, Inc. assigned the right to purchase and lease the property to Suffolk One, LLC, a Virginia limited liability company. T. Brandon Woodard, JD is the sole member in Suffolk One, LLC and is the son of Edward J. Woodard, Jr., CLBB, who is the Chairman, President, CEO and a director of the Bank and the Company. Management expects this branch to open in August 2008 with annual lease payments under the lease at $44.4 thousand for the first year. The Board and management believe the terms of this lease are no less favorable than could be obtained from a non-related party in an arms-length transaction.

The Bank has also from time to time retained the Norfolk, Virginia law firm of Tavss Fletcher, of which Richard J. Tavss, a director of the Company and the Bank, is senior counsel, to perform certain legal services for the Company and the Bank. During 2006, the Company engaged Anderson & Strudwick, Inc. as the Company's placement agent for a $27.5 million private placement of its common stock. Laurence C. Fentriss, a director of the Company and the Bank, is President of Anderson & Strudwick Investment Corporation, the parent company of Anderson & Strudwick, Inc. The aggregate placement agent fee was 4.26% of the offering gross proceeds, which amounted to $1.17 million.

Director Independence

The Board has determined that all non-employee directors, which comprise the majority of the Company's Board, satisfy the independence requirements defined under Rule 4200(a)(15) of the Marketplace Rules of NASDAQ. All members of the Nominating, Audit and Compensation Committee are "independent directors," as defined by Rule 4200(a)(15) of the Marketplace Rules of NASDAQ, except for Mr. Woodard due to his position as President and Chief Executive Officer of the Parent and the Bank.

Item 14. Principal Accountant Fees and Services

The following table presents the fees for professional audit services rendered by PKF Witt Mares, PLC for the audit of the Company's annual financial statements for the years ended December 31, 2007 and 2006, and fees billed for other services rendered by PKF Witt Mares, PLC during those periods. All such audit and non-audit services were pre-approved by the Audit Committee, which concluded that the provision of such services by PKF Witt Mares, PLC was compatible with the maintenance of that firm's independence in the conduct of their auditing functions.

	Year Ended December 31,	
	2007	2006
Audit fees (1)	$ 93,725	$ 124,850
Audit-related fees (2)	2,400	1,105
Tax fees (3)	6,500	6,575
All other fees	-	-
	$ 102,625	$ 132,530

(1) Audit fees consist of audit and review services, attestation report on internal controls under SEC rules, consents and review of documents filed with the SEC.
(2) Audit-related fees consist of consent opinions issued for filings of Forms S-3 and S-8.
(3) Tax fees consist of preparation of federal and state tax returns and advise regarding tax compliance issues.

Audit Committee Pre-Approval Policy

Pursuant to the terms of the Company's Audit Committee Charter, the Audit Committee is responsible for the appointment, compensation and oversight of the work performed by the Company's independent accountants. The Audit Committee must pre-approve all audit (including audit-related) and non-audit services performed by the independent accountants in order to assure that the provisions of such services do not impair the accountants' independence. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of the subcommittee to grant pre-approval shall be presented to the full Audit Committee at its next scheduled meeting.

During 2007, the Audit Committee pre-approved 100% of non-audit services provided by PKF Witt Mares, PLC. The Audit Committee has considered the provisions of these non-audit services by PKF Witt Mares, PLC and has determined that the services are compatible with maintaining PKF Witt Mares, PLC's independence.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) The response to this portion of Item 15 is included in Item 8 above.
(a) (2) The response to this portion of Item 15 is included in Item 8 above.
(a) (3) Exhibits

The following exhibits are filed as part of this Form 10-K and this list includes the Exhibit Index.

3.1 Articles of Incorporation. Filed June 15, 1988, as Exhibit 3.1 to the Registrant's Form S-4, and incorporated herein by reference.

3.2 Bylaws. Filed June 15, 1988, as Exhibit 3.2 to the Registrant's Form S-4, and incorporated herein by reference.

3.3 Amendment to Articles of Incorporation dated July 28, 1989. Filed March 20, 1990, as Exhibit 3.3 to the Registrant's Form 10-K, and incorporated herein by reference.

3.4 Amendment to Articles of Incorporation dated November, 2000. Filed as Exhibit with the Company's form 10-KSB, and incorporated herein by reference.

3.5 Amendment to Articles of Incorporation dated September 21, 2005. Filed March 30, 2006, as Exhibit 3.5 to the Registrant's Form 10-K, and incorporated herein by reference.

3.6 Amendment to Articles of Incorporation effective June 30, 2006. Filed March 12, 2007, as Exhibit 3.6 to the Registrant's Form 10-K, and incorporated herein by reference.

3.7 Amendment to Articles of Incorporation effective December 29, 2006. Filed March 12, 2007, as Exhibit 3.7 to the Registrant's Form 10-K, and incorporated herein by reference.

10.1 Lease. Filed June 15, 1988, as Exhibit 10.1 to the Registrant's Form S-4, and incorporated herein by reference.

10.5 Bank of the Commonwealth Directors' Deferred Compensation Plan. Filed February 1, 2002, as Exhibit 4.1 to the Registrant's Form S-8, and incorporated herein by reference.

10.6 Bank of the Commonwealth Supplemental Executive Retirement Plan. Filed February 1, 2002, as Exhibit 4.2 to the Registrant's Form S-8, and incorporated herein by reference.

10.7 Deferred Supplemental Compensation Agreement with Edward J. Woodard, Jr. Filed March 21, 1989, as Exhibit 10.7 to the Registrant's Form 10-K, and incorporated herein by reference.

10.10 Amendment to Deferred Supplemental Compensation Agreement with Edward J. Woodard, Jr. Filed March 30, 1994, as Exhibit 10.10 to Registrant's Form 10-K, and incorporated herein by reference.

10.13 Non-Employee Director Stock Compensation Plan. Filed March 30, 1996, as Exhibit 10.13 to Registrant's Form 10-K, and incorporated herein by reference.

10.14 Second amendment to deferred supplemental agreement dated December 27, 1978, with Edward J. Woodard, Jr. Filed April 2, 2001 as Exhibit 10.14 to the Registrant's Form 10-KSB, and incorporated herein by reference.

10.20 Amended Employment Agreement dated May 18, 2004 with Simon Hounslow. Filed March 30, 2005 as Exhibit 10.20 to the Registrant's Form 10-KSB, and incorporated herein by reference.

10.21 Amended Employment Agreement dated May 18, 2004 with Stephen G. Fields. Filed March 30, 2005 as Exhibit 10.21 to the Registrant's Form 10-KSB, and incorporated herein by reference.

10.22 Third Amended and Restated Deferred Supplemental Compensation Agreement with Edward J. Woodard, Jr. dated July 20, 2004. Filed March 30, 2005 as Exhibit 10.22 to the Registrant's Form 10-KSB, and incorporated herein by reference.

10.23 Amended and Restated Deferred Supplemental Compensation Agreement with Simon Hounslow dated May 18, 2004. Filed March 30, 2005 as Exhibit 10.23 to the Registrant's Form 10-KSB, and incorporated herein by reference.

10.24 Deferred Supplemental Compensation Agreement with Cynthia A. Sabol dated May 18, 2004. Filed March 30, 2005 as Exhibit 10.24 to the Registrant's Form 10-KSB, and incorporated herein by reference.

10.25 Deferred Supplemental Compensation Agreement with Stephen G. Fields dated May 18, 2004. Filed March 30, 2005 as Exhibit 10.25 to the Registrant's Form 10-KSB, and incorporated herein by reference.

10.26 Amended Employment Agreement dated November 21, 2006 with Edward J. Woodard, Jr. Filed November 24, 2006 as Exhibit 99.1 to the Registrant's Form 8-K, and incorporated herein by reference.

10.27 Amended Employment Agreement dated November 21, 2006 with Cynthia A. Sabol. Filed November 24, 2006 as Exhibit 99.2 to the Registrant's Form 8-K, and incorporated herein by reference.

21.1 Subsidiaries of Registrant. *

23.1 Consent of PKF Witt Mares, PLC. *

24.1 Power of Attorney, included on the signature page herein.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a). *

31.2 Certification of Principal Financial Officer pursuant to Rule 13a-14(a). *

32.1 Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350.*

99.1 Consolidated Financial Statements. *

*Filed herewith.

Signatures

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commonwealth Bankshares, Inc.
(Registrant)

Date: March 14, 2008

by: /s/ Edward J. Woodard, Jr., CLBB
Edward J. Woodard, Jr., CLBB
Chairman,
President and Chief
Executive Officer
(Principal Executive Officer)

by: /s/ Cynthia A. Sabol, CPA
Cynthia A. Sabol, CPA
Executive Vice President &
Chief Financial Officer
(Principal Financial and Accounting Officer)

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature below constitutes and appoints Edward J. Woodard, Jr., CLBB and Cynthia A. Sabol, CPA and each of them individually, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

by: /s/ Edward J. Woodard, Jr., CLBB — Date: March 14, 2008
Edward J. Woodard, Jr., CLBB
Chairman, President and
Chief Executive Officer

by: /s/ E. Carlton Bowyer, Ph.D. — Date: March 14, 2008
E. Carlton Bowyer, Ph.D.
Director

by: /s/ Laurence C. Fentriss — Date: March 14, 2008
Laurence C. Fentriss
Director

by: /s/ Morton Goldmeier — Date: March 14, 2008
Morton Goldmeier
Director

by: /s/ Thomas W. Moss, Jr. — Date: March 14, 2008
Thomas W. Moss, Jr.
Director

by: /s/ William D. Payne, M.D. — Date: March 14, 2008
William D. Payne, M.D.
Director

by: /s/ Herbert L. Perlin — Date: March 14, 2008
Herbert L. Perlin
Director

by: /s/ Richard J. Tavss — Date: March 14, 2008
Richard J. Tavss
Director

by: /s/ Raju V. Uppalapati — Date: March 14, 2008
Raju V. Uppalapati
Director

by: /s/ Kenneth J. Young — Date: March 14, 2008
Kenneth J. Young
Director

Exhibit 21.1

SUBSIDIARIES

1. Bank of the Commonwealth, a Virginia Company, is a wholly owned subsidiary of Commonwealth Bankshares, Inc.

2. BOC Title of Hampton Roads, Inc., T/A Executive Title Center, a Virginia Corporation, is a 91% owned subsidiary of Bank of the Commonwealth.

3. BOC Insurance Agencies of Hampton Roads, Inc., a Virginia Corporation, is a wholly owned subsidiary of Bank of the Commonwealth.

4. Community Home Mortgage of Virginia, Inc., T/A Bank of the Commonwealth Mortgage, a Virginia Corporation, is a wholly owned subsidiary of Bank of the Commonwealth.

5. Commonwealth Financial Advisors, L.L.C., a Virginia Company, is a wholly owned subsidiary of Bank of the Commonwealth.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement of Commonwealth Bankshares, Inc. on Form S-3 (File No. 333-123039) and Form S-8 (File No. 333-128479) of our report dated March 10, 2008, relating to the consolidated balance sheets of Commonwealth Bankshares, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007, and the report on internal control over financial reporting as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 10-K of Commonwealth Bankshares, Inc.

/s/ PKF Witt Mares, PLC

Norfolk, Virginia
March 14, 2008

Exhibit 31.1

CERTIFICATION

I, Edward J. Woodard, Jr., CLBB certify that:

1. I have reviewed this annual report on Form 10-K of Commonwealth Bankshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2008

/s/ Edward J. Woodard, Jr., CLBB
Edward J. Woodard, Jr., CLBB
Chairman, President and
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Cynthia A. Sabol, CPA certify that:

1. I have reviewed this annual report on Form 10-K of Commonwealth Bankshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2008

/s/ Cynthia A. Sabol, CPA
Cynthia A. Sabol, CPA
Executive Vice President
and Chief Financial Officer

Exhibit 32.1

CERTIFICATION

The undersigned, as the chief executive officer and the chief financial officer of Commonwealth Bankshares, Inc., certify that to the best of their knowledge and belief the Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which accompanies this certification, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of Commonwealth Bankshares, Inc. at the dates and for the periods indicated. The foregoing certification is made pursuant to §906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. §1350), and shall not be relied upon for any other purpose. The undersigned expressly disclaim any obligation to update the foregoing certification except as required by law.

Date: March 14, 2008

/s/ Edward J. Woodard, Jr., CLBB
Edward J. Woodard, Jr., CLBB
Chairman, President and
Chief Executive Officer

Date: March 14, 2008

/s/ Cynthia A. Sabol, CPA
Cynthia A. Sabol, CPA
Executive Vice President and
Chief Financial Officer

Exhibit 99.1

Commonwealth Bankshares, Inc.

List of Financial Statements

The following consolidated financial statements of Commonwealth Bankshares, Inc. and subsidiaries are included:

Schedules to the consolidated financial statements required by Article 9 of Regulations S-X are not required under the related instructions or are inapplicable, and therefore have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Commonwealth Bankshares, Inc.
Norfolk, Virginia

We have audited the accompanying consolidated balance sheets of Commonwealth Bankshares, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited Commonwealth Bankshares, Inc. and subsidiaries internal control over financial reporting as of December 31, 2007 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on these financial statements, and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Overnight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Bankshares, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control- Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ PKF Witt Mares, PLC

Norfolk, Virginia
March 10, 2008

Commonwealth Bankshares, Inc.
Consolidated Balance Sheets
December 31, 2007 and 2006

	2007	2006
Assets		
Cash and cash equivalents:		
Cash and due from banks	$ 8,577,180	$ 10,567,691
Interest bearing deposits in banks	601,823	427,391
Federal funds sold	158,395	2,031,055
Total cash and cash equivalents	9,337,398	13,026,137
Investment securities:		
Available for sale, at fair market value	6,943,449	7,206,153
Held to maturity, at amortized cost (fair market value was $436,252 and $476,041, respectively)	431,992	470,265
	7,375,441	7,676,418
Equity securities, restricted, at cost	8,759,350	7,184,850
Loans	786,986,539	669,541,325
Allowance for loan losses	(9,423,647)	(8,144,265)
Loans, net	777,562,892	661,397,060
Premises and equipment, net	24,287,350	12,939,966
Deferred tax assets	4,909,698	4,283,163
Accrued interest receivable	6,171,517	5,373,086
Other assets	4,734,453	3,324,594
	$ 843,138,099	$ 715,205,274
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Noninterest-bearing demand deposits	$ 41,232,448	$ 43,045,107
Interest-bearing	531,063,126	444,129,720
Total deposits	572,295,574	487,174,827
Short-term borrowings	69,227,660	88,611,200
Long-term debt	55,322,048	5,348,160
Trust preferred capital notes	20,619,000	20,619,000
Accrued interest payable	2,459,589	1,678,156
Other liabilities	9,800,054	8,548,552
Total liabilities	729,723,925	611,979,895
Stockholders' Equity:		
Common stock, par value $2.066, 18,150,000 shares authorized; 6,915,587 and 6,844,975 shares issued and outstanding in 2007 and 2006, respectively	14,287,602	14,141,719
Additional paid-in capital	64,742,520	63,965,840
Retained earnings	34,361,972	25,123,140
Accumulated other comprehensive income (loss)	22,080	(5,320)
Total stockholders' equity	113,414,174	103,225,379
	$ 843,138,099	$ 715,205,274

See accompanying notes to the consolidated financial statements.

Commonwealth Bankshares, Inc.
Consolidated Statements of Income
Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Interest and dividend income:			
Loans, including fees	$ 61,129,112	$ 51,976,709	$ 33,752,053
Investment securities:			
Taxable	348,733	377,539	204,208
Tax exempt	46,289	63,894	72,815
Dividend income, equity securities, restricted	472,204	382,675	209,068
Other interest income	86,194	115,013	50,422
Total interest and dividend income	62,082,532	52,915,830	34,288,566
Interest expense:			
Deposits	21,608,153	16,743,516	9,899,218
Federal funds purchased	-	-	3,980
Federal Home Loan Bank	4,136,222	4,286,127	2,106,975
Junior subordinated debt securities	-	233,077	408,199
Trust preferred capital notes	1,306,134	1,316,898	107,648
Long-term debt	1,133,040	216,805	215,742
Total interest expense	28,183,549	22,796,423	12,741,762
Net interest income	33,898,983	30,119,407	21,546,804
Provision for loan losses	1,645,000	2,690,000	2,740,000
Net interest income after provision for loan losses	32,253,983	27,429,407	18,806,804
Noninterest income:			
Service charges on deposit accounts	1,063,137	1,087,419	1,150,049
Other service charges and fees	682,530	539,397	548,063
Mortgage brokerage income	1,518,246	1,622,690	1,563,756
Title insurance income	810,120	899,246	303,386
Investment service income	857,221	699,960	32,367
Gain on sale / call of investment securities	-	2,690	-
Other	249,425	207,495	295,176
Total noninterest income	5,180,679	5,058,897	3,892,797
Noninterest expense:			
Salaries and employee benefits	10,713,317	9,055,066	6,827,758
Net occupancy expense	2,447,221	1,618,783	1,057,557
Furniture and equipment expense	1,577,248	1,363,968	1,191,822
Other operating expense	5,591,093	4,929,647	3,560,318
Total noninterest expense	20,328,879	16,967,464	12,637,455
Income before provision for income taxes and noncontrolling interest	17,105,783	15,520,840	10,062,146
Provision for income taxes	5,927,055	5,405,224	3,418,867
Income before noncontrolling interest	11,178,728	10,115,616	6,643,279
Noncontrolling interest in subsidiary	(11,817)	(23,987)	(8,971)
Net income	$ 11,166,911	$ 10,091,629	$ 6,634,308
Earnings per share:			
Basic	$ 1.62	$ 1.86	$ 1.54
Diluted	$ 1.60	$ 1.70	$ 1.36

See accompanying notes to the consolidated financial statements.

Commonwealth Bankshares, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2007, 2006 and 2005

	Common Shares	Common Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total
Balance, January 1, 2005	3,611,601	$ 7,461,986	$ 19,321,813	$ 10,187,132	$ 53,218	$ 37,024,149
Comprehensive income:						
Net income	-	-	-	6,634,308	-	6,634,308
Change in unrealized loss on securities available for sale, net of tax effect	-	-	-	-	(58,789)	(58,789)
Total comprehensive income						6,575,519
Issuance of common stock	147,310	304,360	1,049,696	-	-	1,354,056
Issuance of common stock through private placement	1,170,081	2,417,522	16,108,400	-	-	18,525,922
Cash dividends - $0.1736 per share	-	-	-	(749,627)	-	(749,627)
Balance, December 31, 2005	4,928,992	$ 10,183,868	$ 36,479,909	$ 16,071,813	$ (5,571)	$ 62,730,019
Comprehensive income:						
Net income	-	-	-	10,091,629	-	10,091,629
Change in unrealized gain on securities available for sale, net of tax effect	-	-	-	-	251	251
Total comprehensive income						10,091,880
Issuance of common stock	752,522	1,553,717	3,523,022	-	-	5,076,739
Issuance of common stock through private placement	1,163,461	2,404,134	23,867,509	-	-	26,271,643
Stock based compensation expense-options issued	-	-	95,400	-	-	95,400
Cash dividends - $0.1991 per share	-	-	-	(1,040,302)	-	(1,040,302)
Balance, December 31, 2006	6,844,975	$ 14,141,719	$ 63,965,840	$ 25,123,140	$ (5,320)	$ 103,225,379
Comprehensive income:						
Net income	-	-	-	11,166,911	-	11,166,911
Change in unrealized gain on securities available for sale, net of tax effect	-	-	-	-	27,400	27,400
Total comprehensive income						11,194,311
Issuance of common stock	86,012	177,699	1,048,005	-	-	1,225,704
Common stock repurchased	(15,400)	(31,816)	(293,375)	-	-	(325,191)
Stock based compensation expense-options issued	-	-	22,050	-	-	22,050
Cash dividends - $0.28 per share	-	-	-	(1,928,079)	-	(1,928,079)
Balance, December 31, 2007	6,915,587	$ 14,287,602	$ 64,742,520	$ 34,361,972	$ 22,080	$ 113,414,174

See accompanying notes to the consolidated financial statements.

Commonwealth Bankshares, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Operating Activities:			
Net income	$ 11,166,911	$ 10,091,629	$ 6,634,308
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,645,000	2,690,000	2,740,000
Depreciation and amortization	1,563,483	1,215,085	994,729
Stock based compensation expense	22,050	95,400	-
(Gain) loss on the sale of premises and equipment	(1,790)	2,326	(885)
Net amortization of premiums and accretion of discounts on investment securities	(8,425)	(5,496)	(4,745)
Gain on the sale of investment securities available for sale	-	(2,690)	-
Deferred tax assets	(640,650)	(1,111,707)	(1,391,905)
Net change in:			
Loans held for sale	-	-	19,817,033
Accrued interest receivable	(798,431)	(2,228,365)	(1,451,746)
Other assets	(1,409,859)	(273,166)	(1,189,618)
Accrued interest payable	781,433	381,236	493,631
Other liabilities	1,434,968	3,755,578	1,586,966
Net cash provided by operating activities	13,754,690	14,609,830	28,227,768
Investing Activities:			
Purchase of securities available for sale	(543,998)	(39,521)	(4,049,205)
Purchase of equity securities, restricted	(11,259,100)	(12,660,985)	(17,010,925)
Net purchase of premises and equipment	(12,995,322)	(6,020,421)	(4,048,470)
Net change in loans	(117,685,997)	(160,607,905)	(181,877,544)
Proceeds from:			
Calls and maturities of investment securities held to maturity	46,642	67,639	52,602
Sales and maturities of investment securities available for sale	848,273	1,227,854	1,933,582
Sales of equity securities, restricted	9,684,600	10,803,535	15,301,125
Sale of premises and equipment	86,245	9,750	2,300
Net cash used in investing activities	(131,818,657)	(167,220,054)	(189,696,535)
Financing Activities:			
Net change in:			
Demand, interest-bearing demand and savings deposits	(5,008,093)	22,831,998	19,923,074
Time deposits	46,799,000	29,946,748	34,663,595
Brokered time deposits	43,329,840	50,506,160	51,671,000
Short-term borrowings	(19,383,540)	23,007,200	21,464,250
Increase in long-term debt	50,000,000	-	-
Proceeds from issuance of trust preferred capital notes	-	-	20,000,000
Liquidation of Capital Trust I	-	(140,750)	-
Principal payments on long-term debt	(26,112)	(26,608)	(58,262)
Common stock repurchased	(325,191)	-	-
Dividends reinvested and sale of stock	917,403	26,956,104	19,204,407
Dividends paid	(1,928,079)	(1,040,302)	(749,627)
Net cash provided by financing activities	114,375,228	152,040,550	166,118,437
Net increase (decrease) in cash and cash equivalents	(3,688,739)	(569,674)	4,649,670
Cash and cash equivalents, January 1	13,026,137	13,595,811	8,946,141
Cash and cash equivalents, December 31	$ 9,337,398	$ 13,026,137	$ 13,595,811
Supplemental cash flow disclosure:			
Interest paid during the year	$ 28,964,982	$ 22,415,187	$ 12,248,131
Income taxes paid during the year	$ 6,785,000	$ 6,427,877	$ 4,528,000
Supplemental noncash disclosure:			
Transfer between loans and other real estate owned	$ 783,201	$ -	$ -
Conversion of convertible preferred securities for common stock	$ -	$ 4,556,728	$ 537,191
Transfer from loans held for sale to loans	$ -	$ -	$ 11,289,500

See accompanying notes to the consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

The accounting and reporting policies of Commonwealth Bankshares, Inc. (the "Parent") and its subsidiary Bank of the Commonwealth (the "Bank") and its subsidiaries, BOC Title of Hampton Roads, Inc. T/A Executive Title Center, BOC Insurance Agencies of Hampton Roads, Inc., Community Home Mortgage of Virginia Inc. T/A Bank of the Commonwealth Mortgage and Commonwealth Financial Advisors, LLC, are in accordance with accounting principles generally accepted in the United States of America ("GAAP") and conform to accepted practices within the banking industry. In December 2006, Commonwealth Bankshares Capital Trust I ("the Trust") was dissolved. For further discussion see Note 10 – Convertible Preferred Stock. A summary of significant accounting policies is briefly described below.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Parent, the Bank and its subsidiaries, collectively referred to as "the Company". All significant intercompany balances and transactions have been eliminated in consolidation. Financial Accounting Standards Board ("FASB") Interpretation No. 46 (R) requires that the Company no longer consolidate the Trust. As of December 31, 2005 the junior subordinated debt of the Trust is reflected as a liability of the Company.

Nature of Operations

The Bank operates under a state bank charter and provides full banking services, including trust services. As a state bank, the Bank is subject to regulation by the Virginia State Corporation Commission-Bureau of Financial Institutions and the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Bank serves the Hampton Roads and Northeastern North Carolina regions through its seventeen banking offices.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents includes cash and due from banks, interest bearing deposits in banks and federal funds sold, which all mature within ninety days.

Restrictions on Cash and Due from Bank Accounts

The Company is required to maintain average reserve balances in cash with the Federal Reserve Bank of Richmond ("FRB"). Required reserves were $1,244,000 and $4,847,000 for December 31, 2007 and 2006, respectively.

Investment Securities

Investment securities which the Company intends to hold until maturity or until called are classified as held to maturity. These investment securities are stated at cost, adjusted for amortization of premiums and accretion of discounts.

Investment securities which the Company intends to hold for indefinite periods of time, including investment securities used as part of the Company's asset/liability management strategy, are classified as available for sale. These investment securities are carried at fair value. Net unrealized gains and losses, net of deferred income taxes, are excluded from earnings and reported as accumulated other comprehensive income (loss).

Gains and losses on the sale of investment securities are determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Equity Securities, Restricted

The Company, as a member of the Federal Home Loan Bank ("FHLB") of Atlanta, is required to hold shares of capital stock in the FHLB in an amount equal to at least 0.20% of the members total assets plus 4.50% of the members outstanding advances.

As a member of the FRB, the Company is required to hold shares of FRB capital stock, $100 par value, in an amount equal to 6% of the Company's total common stock and capital surplus.

FHLB stock and FRB stock are carried at cost.

Loans Held for Sale

Loans held for sale consist primarily of mortgage loans in the process of being sold to third-party investors. The loans are carried at the lower of aggregate cost or fair value as determined by aggregate outstanding commitments from investors or current investor yield requirements.

Loans

The Company offers an array of lending and credit services to customers including mortgage, commercial and consumer loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are stated at their outstanding unpaid principal balance net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the interest method. Loan origination fees, net of origination costs, are deferred and recognized as an adjustment to the yield (interest income) of the related loans.

Allowance for Loan Losses

A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

The adequacy of the allowance for loan losses is periodically evaluated by the Company, in order to maintain the allowance at a level that is sufficient to absorb probable credit losses. The allowance is comprised of a general allowance, a specific allowance for identified problem loans and an unallocated allowance representing estimations done pursuant to either Standard of Financial Accounting Standards ("SFAS") No. 5 "Accounting for Contingencies," or SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of the loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. Such qualitative factors management considers are the known and inherent risks in the loan portfolio, including adverse circumstances that may affect the ability of the borrower to repay interest and/or principal, the estimated value of collateral, and an analysis of the levels and trends of delinquencies, charge-offs, level of concentrations within the portfolio, and the risk ratings of the various loan categories. Such factors as the level and trend of interest rates and the condition of the national and local economies are also considered. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Increases and decreases in the allowance due to changes in the measurement of impaired loans, if applicable, are included in the provision for loan losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable.

When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance. Subsequent recoveries, if any, are credited to the allowance.

Income Recognition on Impaired and Nonaccrual Loans

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 120 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is adversely classified, or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual, if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan has been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

Premises and Equipment

Land is carried at cost with no depreciation. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed generally by the straight-line method for financial reporting purposes. Depreciation for tax purposes is computed based on accelerated methods. It is the Company's policy for maintenance and repairs to be charged to expense as incurred and to capitalize major additions and improvements and depreciate the cost thereof over the estimated useful lives as follows:

Buildings and improvements	5 to 40 years
Furniture and equipment	3 to 20 years

Upon sale or retirement of depreciable properties, the cost and related accumulated depreciation are netted against proceeds and any resulting gain or loss is reflected in income.

Other Real Estate Owned

Real estate acquired through, or in lieu of, foreclosure is held for sale and is stated at the lower of cost or estimated fair market value of the property, less estimated disposal costs, if any. Cost includes loan principal and accrued interest. Any excess of cost over the estimated fair market value at the time of acquisition is charged to the allowance for loan losses. The estimated fair market value is reviewed periodically by management and any write-downs are charged against current earnings. Development and improvement costs relating to property are capitalized. Net operating income or expenses of such properties are included in other operating expenses. Other real estate owned is included in other assets and totaled $717,377 and $0 at December 31, 2007 and 2006, respectively. The balance at December 31, 2007 is comprised of two residential properties both of which were acquired by deed in lieu of foreclosure.

Advertising Costs

The Company practices the policy of charging advertising costs to expense as incurred. Advertising expense totaled $1,490,089, $1,221,334 and $834,276 for the three years ended December 31, 2007, 2006 and 2005, respectively.

Income Taxes

Deferred income tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws on rates are enacted, deferred income tax assets and liabilities are adjusted through the provision for income taxes.

Stock Based Compensation

The Company adopted the provisions of SFAS No. 123(R), *Share-Based Payments,* on January 1, 2006 using the modified prospective method. Under this method, stock-based awards that are granted, modified, or settled after December 31, 2005, are measured and accounted for in accordance with the provisions of SFAS No. 123(R). Also under this method, expense is recognized for unvested awards that were granted prior to January 1, 2006, based upon the fair value determined at the grant date under SFAS No. 123, *Accounting for Stock-Based Compensation.* Share-based compensation expense is recorded in salary and employee benefits. Prior to the adoption of SFAS No. 123(R), the Company accounted for its share-based compensation under the intrinsic value method as permitted by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations. Accordingly, the Company previously recognized no compensation expense for employee stock options that were granted with an exercise price equal to the fair value of the underlying common stock on the date of grant.

See Note 20 - Stock Based Compensation Plans for further information related to stock based compensation.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, interest bearing deposits in banks, equity securities, accrued interest receivable, demand deposits, savings deposits, accrued interest payable and short-term borrowings approximates fair value. The fair value of securities is based on quoted market prices. The remainder of the recorded financial instruments were valued based on the present value of estimated future cash flows, discounted at various rates in effect for similar instruments at year-end.

Fair values for off-balance sheet lending commitments approximate the contract or notional value taking into account the remaining terms of the agreements and the counterparties' credit standings.

Per Share Data

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed by dividing net income by the weighted average common and potential dilutive common equivalent shares outstanding, determined as follows:

	2007	2006	2005
Earnings available to common shareholders	$11,166,911	$10,091,629	$6,634,308
Weighted average shares outstanding	6,886,621	5,440,303	4,310,914
Basic earnings per common share	$ 1.62	$ 1.86	$ 1.54
Effect of dilutive securities:			
Earnings available to common shareholders	$11,166,911	$10,091,629	$6,634,308
Convertible preferred securities interest net of tax effect	-	130,852	255,402
Earnings available to common plus assumed conversions	$11,166,911	$10,222,481	$6,889,710
Effect of dilutive securities on EPS:			
Weighted average shares outstanding	6,886,621	5,440,303	4,310,914
Effect of stock options	86,949	106,491	6,159
Effect of convertible preferred securities	-	452,642	738,479
Diluted average shares outstanding	6,973,570	5,999,436	5,055,552
Diluted earnings per common share	$ 1.60	$ 1.70	$ 1.36

On November 27, 2006, the Board of Directors approved an amendment to the Articles of Incorporation of the Company to increase the number of authorized shares of Common Stock from 16,500,000 to 18,150,000 shares, to reduce the par value of each share from $2.273 to $2.066 per share, and effect an eleven-for-ten stock split distributed on December 29, 2006 to shareholders of record on December 18, 2006.

On May 16, 2006, the Board of Directors approved an amendment to the Articles of Incorporation of the Company to increase the number of authorized shares of Common Stock from 15,000,000 to 16,500,000 shares, to reduce the par value of each share from $2.50 to $2.273 per share, and effect an eleven-for-ten stock split distributed on June 30, 2006 to shareholders of record on June 19, 2006.

All share and per share amounts included in the Company's Form 10-K and in the accompanying consolidated financial statements and footnotes have been restated for all periods presented to reflect the stock splits.

Segment Information

The Company has determined that it has one significant operating segment, the providing of general commercial financial services to customers located in the geographic areas of Hampton Roads, Virginia, Northeastern North Carolina and their surrounding communities.

Comprehensive Income

SFAS No. 130, *Reporting Comprehensive Income*, establishes standards for the reporting and presentation of comprehensive income and its components (revenues, expenses, gains and losses) within the Company's consolidated financial statements. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Goodwill

In June 2001, FASB issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. Additionally, it further clarifies the criteria for the initial recognition and measurement of intangible assets separate from goodwill. SFAS No. 142 prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of SFAS No. 142 discontinue the amortization of goodwill and intangible assets with indefinite lives. Instead, these assets will be subject to at least an annual impairment review, and more frequently if certain impairment indicators are evident.

Goodwill is included in other assets and totaled $249,480 at December 31, 2007 and 2006, respectively. Goodwill is not amortized, but instead tested for impairment at least annually. Based on the testing, there were no impairment charges in 2007 or 2006.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157 - *Fair Value Measurements,* which defines fair value, establishes a framework for consistently measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company beginning January 1, 2008, and the provisions of SFAS No. 157 will be applied prospectively as of that date. Management is currently evaluating the effect that adoption of this statement will have on the Company's consolidated financial position and results of operations when it becomes effective in 2008.

In February 2007, the FASB issued SFAS No. 159 – *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115* ("Statement 159"). Statement 159 permits all entities to measure eligible items at fair value. Eligible items include recognized financial assets and financial liabilities with exceptions, firm commitments involving financial instruments, nonfinancial insurance contracts and warranties paid to a third party, and host financial instruments resulting from separation of an embedded nonfinancial instrument. The Amendment to FASB Statement 115 also provides the fair value measurement to all entities with available-for-sale and trading securities. Statement 159 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the effect that adoption of this statement will have on the Company's consolidated financial position and results of operations when it becomes effective in 2008.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) – *Business Combinations* ("Statement 141R"). Statement 141R significantly changes the way companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition-date fair value. Under Statement 141R, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. Statement 141R also requires, among other things, acquirers to estimate the acquisition-date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. This accounting standard is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact of Statement 141R on its financial statements.

In December 2007, the FASB issued SFAS No. 160 – *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* ("Statement 160"). Statement 160 requires all entities to report noncontrolling interests in subsidiaries as a separate component of equity in the consolidated financial statements. Statement 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation. Companies will no longer recognize a gain or loss on partial disposals of a subsidiary where control is retained. In addition, in partial acquisitions, where control is obtained, the acquiring company will recognize and measure at fair value 100 percent of the assets and liabilities, including goodwill, as if the entire target company had been acquired. This accounting standard is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact of Statement 160 on its financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2007 presentation. These reclassifications have no effect on previously reported net income.

Note 2. Acquisition

On July 13, 2004, the Company acquired Community Home Mortgage of Virginia, Inc. Community Home Mortgage of Virginia, Inc. is a mortgage brokerage firm that originates, processes and sells residential mortgages on a servicing released basis throughout Virginia and Maryland. Under the terms of the acquisition, the outstanding shares of Community Home Mortgage of Virginia, Inc.'s common stock were purchased for 11,820 shares of the Company's common stock. In addition, Community Home Mortgage of Virginia, Inc. has entered into a one year non-compete agreement with both of its executive officers and has expensed an aggregate amount of $50,000 over the year from the date of acquisition.

The transaction was accounted for using the purchase method of accounting. The results of operations are included in the financial statements from the date of acquisition. The entire amount of goodwill, $249,480, resulting from this acquisition is expected to be deductible for tax purposes.

The acquisition of Community Home Mortgage of Virginia, Inc. is not considered to be a significant business combination for the Company. Therefore, no pro forma effects of the acquisition are presented.

Note 3. Concentrations of Credit Risk

At December 31, 2007, the Company's cash and due from banks included no commercial bank deposit accounts that were in excess of the Federal Deposit Insurance Corporation insured limit of $100,000 per institution.

Note 4. Investment Securities

The amortized costs and fair values of investment securities are as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2007				
Available for sale:				
U.S. Government and agency securities	$ 5,511,011	$ 28,229	$ (724)	$ 5,538,516
Mortgage-backed securities	624,733	4,774	(5,061)	624,446
State and municipal securities	774,249	6,238	-	780,487
	$ 6,909,993	$ 39,241	$ (5,785)	$ 6,943,449
Held to maturity:				
Mortgage-backed securities	$ 240,664	$ 1,300	$ (267)	$ 241,697
State and municipal securities	191,328	3,227	-	194,555
	$ 431,992	$ 4,527	$ (267)	$ 436,252
December 31, 2006				
Available for sale:				
U.S. Government and agency securities	$ 5,509,602	$ 2,489	$ (16,514)	$ 5,495,577
Mortgage-backed securities	790,297	3,111	(7,423)	785,985
State and municipal securities	914,314	10,277	-	924,591
	$ 7,214,213	$ 15,877	$ (23,937)	$ 7,206,153
Held to maturity:				
Mortgage-backed securities	$ 288,847	$ 591	$ (599)	$ 288,839
State and municipal securities	181,418	5,784	-	187,202
	$ 470,265	$ 6,375	$ (599)	$ 476,041

Information pertaining to securities with gross unrealized losses at December 31, 2007 and 2006, aggregated by investment category and length of time that the individual securities have been in a continuous loss position, follows:

December 31, 2007	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government and agency securities	$ 10,917	$ 24	$ 999,300	$ 700	$ 1,010,217	$ 724
Mortgage-backed securities	7,383	26	362,738	5,035	370,121	5,061
State and municipal securities	-	-	-	-	-	-
Total temporarily impaired securities	$ 18,300	$ 50	$ 1,362,038	$ 5,735	$ 1,380,338	$ 5,785

December 31, 2006	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government and agency securities	$ 9,877	$ 33	$ 1,483,500	$ 16,481	$ 1,493,377	$ 16,514
Mortgage-backed securities	14,632	146	521,081	7,277	535,713	7,423
State and municipal securities	-	-	-	-	-	-
Total temporarily impaired securities	$ 24,509	$ 179	$ 2,004,581	$ 23,758	$ 2,029,090	$ 23,937

The unrealized loss positions at December 31, 2007 were directly related to interest rate movements as there is minimal credit risk exposure in these investments. All securities are investment grade or better. Bonds with unrealized loss positions at December 31, 2007 included 1 federal agency, 1 U.S. Treasury security and 8 mortgage backed securities.

No impairment has been recognized on any securities in a loss position because of management's intent and demonstrated ability to hold securities to scheduled maturity or call dates.

A maturity schedule of investment securities as of December 31, 2007 is as follows:

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due:				
In one year or less	$ 5,731,052	$ 5,759,435	$ 191,328	$ 194,555
After one year through five years	–	–	–	–
After five years through ten years	554,208	559,568	–	–
After ten years	–	–	–	–
	6,285,260	6,319,003	191,328	194,555
Mortgage-backed securities	624,733	624,446	240,664	241,697
	$ 6,909,993	$ 6,943,449	$ 431,992	$ 436,252

At December 31, 2007 and 2006, the Company had investment securities with carrying values of $7,163,195 and $5,790,757, respectively, pledged to secure public deposits, $36,279 and $42,014, respectively, pledged to secure treasury, tax and loan deposits, $0 and $1,688,365, respectively, pledged to secure FHLB borrowings and $130,000 and $130,000, respectively, pledged to secure FRB borrowings. At December 31, 2007 and 2006, the Company had investment securities with carrying values of $10,940 and $9,911, respectively, pledged to secure a debtor in possession deposit.

Note 5. Loans

Major classifications of loans at December 31, 2007 and 2006 were:

	2007	2006
Construction and development	$ 222,971,794	$ 178,804,545
Commercial	71,171,982	57,091,568
Commercial mortgage	361,658,553	323,729,404
Residential mortgage	118,180,418	97,395,290
Installment loans to individuals	13,781,545	13,027,309
Other	1,033,248	1,266,547
Gross loans	788,797,540	671,314,663
Unearned income	(1,811,001)	(1,773,338)
Allowance for loan losses	(9,423,647)	(8,144,265)
Loans, net	$ 777,562,892	$ 661,397,060

A summary of transactions in the allowance for loan losses for the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Balance at beginning of year	$ 8,144,265	$ 5,523,087	$ 2,839,315
Provision charged to operating expense	1,645,000	2,690,000	2,740,000
Loans charged-off	(383,290)	(84,892)	(81,359)
Recoveries of loans previously charged-off	17,672	16,070	25,131
Balance at end of year	$ 9,423,647	$ 8,144,265	$ 5,523,087

Accounting standards require certain disclosures concerning impaired loans, as defined by generally accepted accounting principles, regardless of whether or not an impairment loss exists. Impaired loans amount to $9,773,185, $7,331,830 and $964,150, with specific reserves allocated from the allowance for loan losses of $1,429,720, $1,335,809 and $353,888, as of December 31, 2007, 2006 and 2005, respectively. The average recorded investment in impaired loans was $8,552,508, $4,147,990 and $1,097,610, in 2007, 2006 and 2005, respectively. Nonaccrual loans amounted to $2,386,929, $2,223,519 and $119,687, as of December 31, 2007, 2006 and 2005, respectively, all of which are included in the impaired loans above. The Company recognized $160,496, $181,791 and $4,228 of interest income on nonaccrual loans during 2007, 2006 and 2005, respectively. There were no loans 90 days past due and still accruing interest at December 31, 2007, 2006 and 2005.

Note 6. Premises and Equipment

Premises and equipment are summarized as follows:

	December 31,	
	2007	2006
Land	$ 345,403	$ 345,403
Buildings and improvements	3,398,940	3,040,031
Leasehold improvements	14,593,683	3,391,944
Furniture and equipment	14,136,798	9,907,236
Construction in progress	1,203,635	4,197,094
	33,678,459	20,881,708
Less accumulated depreciation	(9,391,109)	(7,941,742)
	$ 24,287,350	$ 12,939,966

Depreciation expense and amortization of leasehold improvements for the years ended December 31, 2007, 2006 and 2005 amounted to $1,563,483, $1,215,085 and $994,729, respectively.

Note 7. Deposits

Interest-bearing deposits consist of the following:

	December 31, 2007	December 31, 2006
Demand deposits	$ 77,750,053	$ 80,079,959
Savings deposits	6,304,250	7,169,778
Time deposits:		
Time deposits $100,000 and over	116,090,305	89,954,260
Other time deposits	330,918,518	266,925,723
Total interest-bearing deposits	$ 531,063,126	$ 444,129,720

A summary of interest expense by deposit category for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Demand deposits	$ 2,416,354	$ 1,622,694	$ 668,386
Savings deposits	40,620	49,546	49,672
Time deposits	19,151,179	15,071,276	9,181,160
	$ 21,608,153	$ 16,743,516	$ 9,899,218

At December 31, 2007, the scheduled maturities of time deposits are as follows:

2008	$ 268,166,166
2009	89,274,321
2010	34,732,100
2011	30,448,712
2012	18,306,339
Thereafter	6,081,185
	$ 447,008,823

Overdrawn deposit accounts totaling $169,875 at December 31, 2007 and $212,547 at December 31, 2006 were reclassified from deposits to loans.

Note 8. Short-Term Borrowings

The Company has a line of credit with the FHLB with a maximum value of thirty percent of the Bank's current assets, using a daily rate credit and due on demand. The advances from this line are collateralized by a blanket lien on the Company's 1-4 family residential mortgages, commercial mortgage loans and multifamily first mortgage loans, with a carrying value of $237.0 million, $231.5 million and $192.5 million as of December 31, 2007, 2006 and 2005, respectively. In addition, the Company pledged investment securities with a book value of $0, $1.7 million and $1.4 million as of December 31, 2007, 2006 and 2005, respectively.

	2007	2006	2005
Weighted average rate	5.23%	5.20%	3.46%
Average balance	$ 78,464,382	$ 80,989,490	$ 58,042,153
Maximum outstanding at a month-end	$ 114,533,200	$ 105,500,600	$ 85,243,100
Balance at December 31,	$ 69,227,660	$ 88,611,200	$ 65,604,000

The Company has an unsecured line of credit with Bank of America, SunTrust and Compass Bank for the purchase of federal funds in the amount of $20,000,000, $20,000,000 and $5,000,000, respectively. Each separate line of credit has a variable rate based on the lending bank's daily federal funds sold and is due on demand.

	2007	2006	2005
Weighted average rate	-	-	3.30%
Average balance	-	-	$ 119,726
Maximum outstanding at a month-end	-	-	-
Balance at December 31,	-	-	-

Note 9. Long-Term Debt

Long-term debt at December 31, 2007 consists of: advances from the FHLB, which are collateralized by a blanket lien on the Company's 1-4 family residential mortgages and commercial mortgage loans; and borrowings in the form of an industrial development revenue bond from the Norfolk Redevelopment and Housing Authority to finance the headquarters of the Parent and the Bank (the "Headquarters").

Advances from the FHLB at December 31, 2007 totaled $55.0 million and was comprised of one fixed and five convertible advances. The fixed advance is $5.0 million and has an interest rate of 4.02% with a maturity date of December 2009. The convertible advances totaled $50.0 million and had interest rates ranging from 2.87% to 4.13%. The weighted average interest rate was 4.02% as of December 31, 2007. All of the convertible advances will mature in 2017; $30.0 million in July, $10.0 million in August and $10.0 million in November. Each advance contains certain conversion options that may cause the advance to mature or convert prior to final maturity. Outstanding borrowings on the industrial development revenue bond at December 31, 2007 were $322,048, which represents the Bank's 54.4% ownership interest in the Headquarters property. Those borrowings are due in annual installments at amounts equal to 3.0% of the then outstanding principle balance, which matures in five years. The interest rate on this bond is payable monthly and is equal to 68.6% of the prime rate of SunTrust Bank in Richmond, VA.

The contractual maturities of long-term debt at December 31, 2007 are as follows:

	Fixed Rate	Floating Rate	Total
2008	$ -	$ 26,112	$ 26,112
2009	5,000,000	26,112	5,026,112
2010	-	26,112	26,112
2011	-	26,112	26,112
2012	-	217,600	217,600
Thereafter	50,000,000	-	50,000,000
Total long-term debt	$ 55,000,000	$ 322,048	$ 55,322,048

Note 10. Convertible Preferred Stock

On November 15, 2000, the Parent formed the Trust, a wholly owned subsidiary. The Trust issued 1,457,000 shares of 8.0% cumulative preferred securities maturing October 15, 2031 with an option to call on or after October 15, 2006 (call price of $5.00 per share) for $7,285,000. In November 2006, the Parent called the preferred securities for redemption on December 15, 2006, at the liquidation amount of $5.00 per share.

The Trust also issued 45,063 shares of convertible common stock for $225,315. The Parent purchased all shares of the common stock. The proceeds from the sale of the preferred securities were utilized to purchase from the Parent junior subordinated debt securities (guaranteed by the Parent), of $7,510,315 bearing interest at 8.0% and maturing October 15, 2031.

As of December 31, 2006 the Trust was dissolved.

Note 11. Trust Preferred Capital Securities

On November 30, 2005, $20 million of trust preferred securities were placed through Commonwealth Bankshares Capital Trust II. The trust issuer has invested the total proceeds from the sale of the Trust Preferred in Junior Subordinated Deferrable Interest Debentures (the "Junior Subordinated Debentures") issued by the Company. The trust preferred securities pay cumulative cash distributions quarterly at an annual fixed rate equal to 6.265% through the interest payment date in December 2010 and a variable rate per annum, reset quarterly, equal to LIBOR plus 1.40%, thereafter. The dividends paid to holders of the trust preferred securities, which are recorded as interest expense, are deductible for income tax purposes. The trust preferred securities are redeemable on or after December 30, 2010, in whole or in part. Redemption is mandatory at December 30, 2040. The Company has fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. The Company's obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness of the Company.

The trust preferred securities may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the securities not considered as Tier 1 capital will be included in Tier 2 capital. At December 31, 2007 and 2006, all of the trust preferred securities qualified as Tier 1 capital.

Note 12. Other Operating Expense

A summary of other operating expense for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Stationary and office supplies	$ 359,041	$ 271,444	$ 234,132
Advertising and marketing	1,490,089	1,221,334	834,276
Telephone and postage	539,198	420,814	361,556
Professional	168,534	182,217	141,763
Bank franchise tax	663,097	613,218	362,551
Other outside services	738,718	707,937	575,680
Directors' and advisory board fees	552,732	426,060	356,679
ATM, online banking and bank card expenses	327,209	296,414	265,037
Other	752,475	790,209	428,644
	$ 5,591,093	$ 4,929,647	$ 3,560,318

Note 13. Employee Benefit Plans

401(k) Plan

The Company maintains a defined contribution 401(k) profit sharing plan (the "401(k) Plan"). The 401(k) Plan allows for a maximum voluntary salary deferral up to the statutory limitations. All full-time employees who have attained the age of twenty and-a-half and have completed three calendar months of employment with the Company are eligible to participate on the first day of the next quarter after meeting the eligibility requirements. The 401(k) Plan provides for a matching contribution, which is determined by the Company each year. The Company may also make an additional discretionary contribution. For matching and discretionary employer contributions, an employee is 0% vested if less than one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years and fully vested after five years. The amounts charged to expense under the 401(k) Plan were $300,000, $245,000 and $125,000 in 2007, 2006 and 2005, respectively. The Company offers its stock as an investment option under the 401(k) plan. As of December 31, 2007 there were 17,750 shares of the Company's stock outstanding under the 401(k) plan.

Deferred Compensation Plans

The Company has entered into deferred supplemental compensation agreements with several of its key officers. Under the supplemental agreement, benefits are to be paid in equal monthly installments upon the officer attaining the age of 65, upon the officer's termination with the Company for any reason whatsoever or upon the officer's death. The deferred compensation expense for 2007, 2006 and 2005, based on the present value of the retirement benefits, was $314,924, $314,924 and $291,278, respectively. The plans are unfunded; however, life insurance has been acquired on the life of the employees in amounts sufficient to help meet the costs of the obligations.

Note 14. Income Taxes

The current and deferred components of income tax expense are as follows:

	2007	2006	2005
Current	$ 6,527,002	$ 6,474,953	$ 4,810,772
Deferred	(599,947)	(1,069,729)	(1,391,905)
Provision for income taxes	$ 5,927,055	$ 5,405,224	$ 3,418,867

A reconciliation between the provision for income taxes and the amount computed by multiplying income by the current statutory 34.78%, 34.45% and 34% federal income tax rates, for the years ended December 31, 2007, 2006 and 2005, respectively, is as follows:

	2007	2006	2005
Income tax expense at statutory rates	$ 5,949,391	$ 5,346,929	$ 3,421,130
Increase (decrease) due to:			
Tax exempt income	(25,785)	(31,350)	(31,508)
Nondeductible expenses	17,075	28,738	31,017
Other	(13,626)	60,907	(1,772)
Provision for income taxes	$ 5,927,055	$ 5,405,224	$ 3,418,867

Deferred income taxes result from timing differences between taxable income and the income for financial reporting purposes. The only significant timing difference relates to the provision for loan losses.

Cumulative net deferred tax assets consist of the following components at December 31, 2007 and 2006:

	December 31,	
	2007	2006
Deferred tax assets:		
Allowance for loan losses	$ 3,111,053	$ 2,593,670
Deferred compensation	1,178,226	1,002,698
Accrued compensated absences	760,378	567,730
Deferred loan fees	628,804	609,863
Non-qualified stock options	21,640	17,528
Unrealized loss on securities	-	2,777
Other	60,348	17,982
Total deferred tax assets	5,760,449	4,812,248
Deferred tax liabilities:		
Depreciation	(813,765)	(513,286)
Unrealized gains on securities	(11,636)	-
Other	(25,350)	(15,799)
Total deferred tax liabilities	(850,751)	(529,085)
Net deferred tax asset	$ 4,909,698	$ 4,283,163

Note 15. Related Parties Transactions

During the year, officers, directors, principal stockholders, and their affiliates (related parties) were customers of and had transactions with the Company in the ordinary course of business. In management's opinion, these transactions were made on substantially the same terms as those prevailing for other customers for comparable transactions and did not involve more than normal risks. Loan activity to related parties is as follows:

	2007	2006
Beginning of year	$ 13,400,980	$ 10,345,241
Additional borrowings	10,160,907	7,887,683
Curtailments	(1,557,799)	(4,831,944)
End of year	$ 22,004,088	$ 13,400,980

Deposits from related parties held by the Company at December 31, 2007 and 2006 amounted to $12,935,923 and $10,417,419, respectively.

Note 16. Dividend Limitations

Dividends may be paid to the Parent by the Bank under formulas established by the appropriate regulatory authorities. The amount of dividends the Bank may pay to the Parent, without prior approval, is limited to current year earnings plus earnings retained for the two preceding years. At December 31, 2007, the amount available was approximately $30.5 million.

Note 17. Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). For the Company, Tier 1 Capital consists of shareholders' equity and qualifying trust preferred securities, excluding any net unrealized gain (loss) on securities available for sale, goodwill and intangible assets. For the Bank, Tier 1 Capital consists of shareholders' equity excluding any net unrealized gain (loss) on securities available for sale, goodwill and intangible assets. For both the Company and the Bank, total capital consists of Tier 1 Capital and the allowance for loan losses. Risk-weighted assets for the Company and the Bank were $789,803 thousand and $789,089 thousand, respectively, at December 31, 2007 and $665,508 thousand and $664,793 thousand, respectively, at December 31, 2006. Management believes, as of December 31, 2007 and 2006, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the FRB categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2007 and 2006 are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:						
Total capital to risk weighted assets:						
Consolidated	$ 142,626	18.06%	$ 63,184	8.00%	N/A	N/A
Bank	117,190	14.85%	63,127	8.00%	$ 78,909	10.00%
Tier I capital to risk weighted assets:						
Consolidated	133,202	16.87%	31,592	4.00%	N/A	N/A
Bank	107,766	13.66%	31,564	4.00%	47,345	6.00%
Tier I capital to average assets:						
Consolidated	133,202	16.19%	32,912	4.00%	N/A	N/A
Bank	107,766	13.11%	32,884	4.00%	41,104	5.00%
As of December 31, 2006:						
Total capital to risk weighted assets:						
Consolidated	$ 131,186	19.71%	$ 53,241	8.00%	N/A	N/A
Bank	103,597	15.58%	53,183	8.00%	$ 66,479	10.00%
Tier I capital to risk weighted assets:						
Consolidated	123,042	18.49%	26,620	4.00%	N/A	N/A
Bank	95,453	14.36%	26,592	4.00%	39,888	6.00%
Tier I capital to average assets:						
Consolidated	123,042	17.63%	27,918	4.00%	N/A	N/A
Bank	95,453	13.71%	27,856	4.00%	34,820	5.00%

Note 18. Disclosures About Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents

The carrying amounts of cash and short-term instruments approximate fair values.

Equity Securities

The carrying amount approximates fair value.

Investment Securities

Fair values are based on published market prices or dealer quotes. Available-for-sale securities are carried at their aggregate fair value.

Loans Held for Sale and Loans Receivable, Net

For loans receivable with short-term and/or variable characteristics, the total receivables outstanding approximate fair value. The fair value of other loans is estimated by discounting the future cash flows using the build up approach to discount rate construction. Components of the discount rate include a risk free rate, credit quality component and a service charge component.

Accrued Interest Receivable and Accrued Interest Payable

The carrying amount approximates fair value.

Deposits

The fair value of noninterest bearing deposits and deposits with no defined maturity, by SFAS No. 107 definition, is the amount payable on demand at the reporting date. The fair value of time deposits is estimated by discounting the future cash flows using the build up approach to discount rate construction. Components of the discount rate include a risk free rate, credit quality component and a service charge component.

Short-Term Borrowings

The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values.

Long-Term Debt

The fair values of the Company's long-term debt are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

The estimated fair value and the carrying value of the Company's recorded financial instruments are as follows:

(in thousands)	December 31, 2007				December 31, 2006			
	Carrying Amount		Estimated Fair Value		Carrying Amount		Estimated Fair Value	
Cash and cash equivalents	$	9,337	$	9,337	$	13,026	$	13,026
Investment securities		7,375		7,380		7,676		7,682
Equity securities		8,759		8,759		7,185		7,185
Loans held for sale and loans, net		777,563		815,469		661,397		679,152
Accrued interest receivable		6,172		6,172		5,373		5,373
Deposits		572,296		593,385		487,175		492,336
Short-term borrowings		69,228		69,228		88,611		88,611
Long-term debt		55,322		53,667		5,348		5,233
Accrued interest payable		2,460		2,460		1,678		1,678

Note 19. Dividend Reinvestment and Stock Purchase Plan

In April 1999, the Company's Board of Directors approved a Dividend Reinvestment and Stock Purchase Plan (the "DRIP"). Under the DRIP, shares purchased from the Company with reinvested dividends are issued at a five percent (5.0%) discount from market value. The DRIP also permits participants to make optional cash payments of up to $20,000 per quarter for the purchase of additional shares of the Company's common stock. The shares are issued at market value without incurring brokerage commissions.

Note 20. Stock Based Compensation Plans

As of December 31, 2007, the Company has four stock based compensation plans, which are described more fully in Item 11 of the Company's Form 10-K. The 1990 Stock Option Plan and the Non-Employee Director Stock Compensation Plan expired on February 20, 2000 and January 17, 2000, respectively. However, the terms of these plans continue to govern unexercised options awarded under the plans that have not expired. As of December 31, 2007, the 1999 Stock Incentive Plan which was approved by shareholders on April 27, 1999, had only a limited number of authorized shares available for issuance under this plan. The current plan in place, the 2005 Stock Incentive Plan was approved by the shareholders at the 2005 Annual Meeting of Shareholders and provides for the issuance of restricted stock awards, stock options in the form of incentive stock option and non-statutory stock options, stock appreciation rights and other stock–based awards to employees and directors of the Company.

During 2007, the Company granted 17,500 options under the 2005 Stock Incentive Plan to directors and officers of the Company. All awards consisted of grants of stock options having exercise prices equal to 100% of the fair market value of the Company's common stock on the date of grant. All options granted have a ten year life and are fully vested at the date of grant.

As described more fully in Note 1, the Company adopted SFAS No. 123(R) on January 1, 2006, using the modified prospective method. The adoption of SFAS No. 123(R) reduced the Company's net income due to the recognition of share-based compensation expense for stock option awards for the years ended December 31, 2007 and 2006 as follows:

(in thousands, except per share data)		2007		2006
Income before income taxes	$	(22)	$	(95)
Net income		(14)		(63)
Earnings per share:				
Basic	$	(0.00)	$	(0.01)
Diluted	$	(0.00)	$	(0.01)

The following table illustrates the effect on net income and earnings per share for the year ended December 31, 2005, if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* to stock-based compensation.

(in thousands, except per share data)	2005
Net income, as reported	$ 6,634
Total stock-based compensation expense determined under fair value based method for all awards, (net of tax)	(976)
Pro forma net income	$ 5,658
Earnings per share:	
Basic – as reported	$ 1.54
Basic – pro forma	$ 1.31
Diluted – as reported	$ 1.36
Diluted – pro forma	$ 1.17

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2007	2006	2005
Expected life (years)	10	10	10
Expected volatility	19.68%	15.39%	14.74%
Risk-free interest rate	3.90%	4.60%	4.38%
Dividend growth rate	20.00%	20.00%	20.00%
Annual Dividend paid	$ 0.34	$ 0.24	$ 0.20
Weighted average fair value of options granted during the year	$ 16.98	$ 24.87	$ 19.38

The Company determined the expected life of the stock options using historical data. The risk-free interest rate is based on the 10 year U.S. Treasury in effect at the date of grant. Expected volatility is based on the historical volatility of the Company's stock.

Option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a representative single measure of the fair value at which transactions may occur.

A summary of the Company's stock option activity and related information is as follows:

	Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
Stock options outstanding at January 1, 2005	316,957	$ 9.84	
Granted	262,570	19.38	
Exercised	(35,728)	3.69	
Expired	(13,008)	10.82	
Stock options outstanding at December 31, 2005	530,791	14.95	
Granted	16,500	24.87	
Exercised	(36,289)	4.57	
Stock options outstanding at December 31, 2006	511,002	16.01	
Granted	17,500	16.98	
Exercised	(39,106)	5.83	
Stock options outstanding at December 31, 2007	489,396	$ 16.86	$ (462,571)
Stock options exercisable at December 31, 2007	489,396	$ 16.86	$ (462,571)

Exercise prices for options outstanding and exercisable as of December 31, 2007 were as follows:

Range of Exercise Prices	Number of Options	Remaining Contractual Life (in Months)	Weighted Average Exercise Price
$ 5.89 - $ 8.28	68,922	20.96	7.37
$ 15.51 - $ 16.98	141,404	83.73	15.85
$ 19.01 - $ 24.87	279,070	94.00	19.71
$ 5.89 - $ 24.87	489,396	80.75	16.86

The following table presents the intrinsic value (the amount by which the fair value of the underlying common stock exceeds the exercise price of a stock option on exercise date) of stock options exercised, cash received from stock options exercised, and the tax benefit realized for deductions related to stock options exercised for the years ended December 31, 2007, 2006, and 2005.

	2007	2006	2005
Intrinsic value of stock options exercised	$ 602,426	$ 673,774	$ 426,176
Cash received from stock options exercised	228,055	165,997	131,869
Tax benefit realized for deductions related to stock options exercised	528,004	619,909	408,686

Employee Stock Purchase Plan

On June 26, 2007, the Company's stockholders approved the Commonwealth Bankshares Employee Stock Purchase Plan ("ESPP"). The plan offers eligible employees the opportunity to acquire a stock ownership in the Company through periodic payroll deductions that are applied towards the purchase of Company common stock at a discount of up to 15% of its market price. The plan makes available up to 400,000 shares of Company common stock for issuance to eligible employees. There were no shares issued under the ESPP during the year ended December 31, 2007.

Note 21. Related Party Leases

In 1984, the Bank entered into a lease with Boush Bank Building Associates, a limited partnership owned by several stockholders of the Company (the "Partnership"), to rent the Headquarters Building. The lease requires the Bank to pay all taxes, maintenance and insurance. The term of the lease is twenty-three years and eleven months. In connection with this property, the lessor has secured financing in the form of a $1,600,000 industrial development revenue bond from the Norfolk Redevelopment and Housing Authority payable in annual installments, commencing on January 1, 1987, at amounts equal to 3.0% of the then outstanding principal balance through the twenty-fifth year, when the unpaid balance will become due. Interest on this bond is payable monthly, at 68.6% of the prime rate of SunTrust Bank in Richmond, Virginia. Monthly rent paid by the Bank is equal to interest on the above bond, plus any interest associated with secondary financing provided the lessor by the Bank.

The Bank has the right to purchase, at its option, an undivided interest in the property at undepreciated original cost, and is obligated to purchase in each January after December 31, 1986, an undivided interest in an amount equal to 90.0% of the legal amount allowed by banking regulations for investments in fixed properties. Under this provision the Bank purchased 19.7% of this property for $362,200 in 1987. At the time of the 1987 purchase the Bank assumed $305,700 of the above-mentioned bond. Pursuant to the purchase option contained in the lease agreement, the Bank recorded an additional interest of $637,400 (34.7%) in the leased property as of December 31, 1988 by assuming a corresponding portion ($521,900) of the unpaid balance of the related revenue bond and applying the difference of $115,500 to amounts due from the lessor. Accordingly, the Bank now owns 54.4% of the Headquarters property. No purchases have been made after 1988. Total lease expense was $82,495, $80,623 and $74,420 for the years 2007, 2006 and 2005.

In addition, the Bank subleases approximately 4,000 square feet of third floor office space to outside parties. Total sublease rental income was $71,357, $72,174 and $72,174 for the years ended December 31, 2007, 2006 and 2005.

The Bank has entered into a long-term lease with a related party to provide space for one branch located in Chesapeake, Virginia. This lease has been classified as an operating lease for financial reporting purposes. Future minimum lease payments of $117,996 are required each year for five years under the long-term non-cancelable lease agreement as of October 20, 1998, which expires in July 2010. Under the terms of the lease, the Bank has the option to extend the term for three (3) additional periods of five (5) years each. Total lease expense was $117,996, $117,696 and $115,350 for the years 2007, 2006 and 2005, respectively.

The Bank has entered into a long-term lease with a related party to provide space for one branch located in Waves, North Carolina. This lease has been classified as an operating lease for financial reporting purposes. The lease has an initial term of ten (10) years and runs through April 30, 2017. Future minimum lease payments required over the next five years under this non-cancelable operating lease total $249,700. Under the terms of the lease, the Bank has the option to extend the term for four (4) additional periods of five (5) years each. Total lease expense was $43,041 for the year 2007.

The Bank has entered into a long-term lease with a related party to provide space for one branch located in Powells Point, North Carolina. This lease has been classified as an operating lease for financial reporting purposes. The lease has an initial term of fifteen (15) years and runs through June 30, 2022. Future minimum lease payments required over the next five years under this non-cancelable operating lease total $555,050. Under the terms of the lease, the Bank has the option to extend the term for three (3) additional periods of five (5) years each. Total lease expense was $92,695 for the year 2007.

The Bank has entered into a long-term lease with a related party to provide space for one branch located in Moyock, North Carolina. This lease has been classified as an operating lease for financial reporting purposes. The lease has an initial term of ten (10) years and runs through May 31, 2017. Future minimum lease payments required over the next five years under this non-cancelable operating lease total $224,497. Under the terms of the lease, the Bank has the option to extend the term for four (4) additional periods of five (5) years each. Total lease expense was $0 for the year 2007.

The Bank has entered into a long-term lease with a related party to provide space for one branch located in Kitty Hawk, North Carolina. This lease has been classified as an operating lease for financial reporting purposes. The lease has an initial term of fifteen (15) years and runs through May 31, 2023. Future minimum lease payments required over the next five years under this non-cancelable operating lease total $1,081,024. Under the terms of the lease, the Bank has the option to extend the term for three (3) additional periods of five (5) years each. Total lease expense was $0 for the year 2007.

Note 22. Lease Commitments

The Company leases office space in Hampton Roads, Richmond and Gloucester, Virginia and in Northeastern North Carolina. The leases provide for options to renew for various periods. Pursuant to the terms of these leases, the following is a schedule, by year, of future minimum lease payments required under these non-cancelable operating lease agreements.

	Lease Payments
2008	$ 1,606,569
2009	1,834,269
2010	1,740,010
2011	1,628,967
2012	1,628,607
Thereafter	11,862,242
	$ 20,300,664

The leases also contain various terms and conditions relating to the end of the leases which in some cases requires the removal of tenant improvements or in other cases the restoration of the property to its original condition. None of the leasing arrangements is at a point where the cost of these actions can be estimated.

Total rental expense was $1,221,909, $770,756 and $472,795 for 2007, 2006 and 2005, respectively.

Note 23. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Unless otherwise noted, the Company does not require collateral or other security to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company's experience has been that approximately 90% of loan commitments are drawn upon by customers. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include property, plant and equipment and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company has not been required to perform on any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in either 2007 or 2006.

The amounts of loan commitments, guarantees and standby letters of credit are set out in the following table as of December 31, 2007 and 2006.

	Variable Rate Commitments	Fixed Rate Commitments
December 31, 2007:		
Loan commitments	$ 82,737,997	$ 26,974,770
Standby letters of credit and guarantees written	$ 8,742,020	$ -
December 31, 2006:		
Loan commitments	$ 108,320,629	$ 47,626,350
Standby letters of credit and guarantees written	$ 5,367,223	$ 108,000

Note 24. Subsequent Events

On January 15, 2008, the directors of the Company declared a cash dividend in the amount of $0.08 per share on its common stock, payable February 29, 2008, to shareholders of record as of February 18, 2008.

In January 2008, the Company entered into a lease agreement with a related party for a branch in Suffolk, Virginia. The initial term of the lease is scheduled to commence April 1, 2008 and run through March 31, 2018. The annual base rent from the rental commencement date through March 31, 2009 is $44,400 and will subsequently increase by 3% on each lease year anniversary date. Under the terms of the lease, the Company has the option to extend the term for four (4) additional periods of five (5) years each.

Note 25. Common Stock Repurchases

During 2007, the Company announced an open ended program by which management was authorized to repurchase an unlimited number of shares of the Company's common stock in open market and privately negotiated transactions. During 2007, the Company repurchased 15,400 shares of its common stock at an average price of $21.06 per share in open market and privately negotiated transactions.

Note 26. Condensed Parent Company Only Financial Information

The condensed financial position as of December 31, 2007 and 2006 and the condensed results of operations and cash flows for each of the years in the three-year period ended December 31, 2007, of Commonwealth Bankshares, Inc., parent company only, are presented below.

Condensed Balance Sheets
December 31, 2007 and 2006

	2007	2006
Assets		
Cash on deposit with subsidiary	$ 25,110,183	$ 27,194,216
Investment in subsidiary	107,977,761	95,635,961
Premises	92,166	94,266
Prepaid expense	934	-
Other assets	1,137,553	1,244,297
	$ 134,318,597	$ 124,168,740
Liabilities and Stockholders' Equity		
Accrued expenses	$ 281,834	$ 317,184
Accrued interest payable	3,589	7,177
Trust preferred capital notes	20,619,000	20,619,000
Total stockholders' equity	113,414,174	103,225,379
	$ 134,318,597	$ 124,168,740

Condensed Statements of Income
Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Income:			
Dividend from non-bank subsidiary	$ -	$ 17,274	$ 18,025
Rental income	6,000	6,000	6,000
Interest income	39,210	39,535	3,232
Other	3,000	750	-
Total income	48,210	63,559	27,257
Expenses:			
Interest expense	1,306,134	1,549,975	515,847
Professional fees	117,975	140,500	110,419
Other outside services	76,942	128,308	84,355
Other	6,117	4,032	11,705
Total expenses	1,507,168	1,822,815	722,326
Loss before income tax benefits and equity in undistributed net income of subsidiaries	(1,458,958)	(1,759,256)	(695,069)
Income tax benefits	516,985	621,348	242,452
Loss before equity in undistributed net income of subsidiaries	(941,973)	(1,137,908)	(452,617)
Equity in undistributed net income of subsidiaries	12,108,884	11,229,537	7,086,925
Net income	$ 11,166,911	$ 10,091,629	$ 6,634,308

Condensed Statements of Cash Flows
Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Operating activities:			
Net income	$ 11,166,911	$ 10,091,629	$ 6,634,308
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation	2,100	3,385	3,385
Equity in undistributed net income of subsidiaries	(12,108,884)	(11,229,537)	(7,086,925)
Net change in:			
Prepaid expense	(934)	20,691	(14,377)
Other assets	106,864	(375,314)	(28,160)
Accrued expenses and other liabilities	(35,350)	173,104	55,403
Accrued interest payable	(3,588)	(74,912)	(7,543)
Deferred taxes	(120)	(561)	(519)
Net cash used in operating activities	(873,001)	(1,391,515)	(444,428)
Investing Activities:			
Increase in investment in subsidiary	–	(18,000,000)	(18,538,122)
Financing activities:			
Liquidation of Capital Trust I	–	(140,750)	-
Proceeds from issuance of trust preferred capital notes	–	–	20,000,000
Proceeds from the liquidation of subsidiary	–	141,135	-
Common stock repurchased	(325,191)	–	-
Dividends reinvested and sale of stock	1,042,238	27,054,969	19,204,407
Dividends paid	(1,928,079)	(1,040,302)	(749,627)
Net cash provided by (used in) financing activities	(1,211,032)	26,015,052	38,454,780
Net increase (decrease) in cash on deposit with subsidiary	(2,084,033)	6,623,537	19,472,230
Cash on deposit with subsidiary, January 1	27,194,216	20,570,679	1,098,449
Cash on deposit with subsidiary, December 31	$ 25,110,183	$ 27,194,216	$ 20,570,679

Note 27. Quarterly Financial Data (unaudited)

Summarized unaudited quarterly financial data for the years ended December 31, 2007 and 2006 is as follows (in thousands, except per share data):

	2007			
	Fourth	Third	Second	First
Interest and dividend income	$ 16,149	$ 15,769	$ 15,586	$ 14,579
Interest expense	7,510	7,199	6,921	6,554
Net interest income	8,639	8,570	8,665	8,025
Provision for loan losses	560	370	285	430
Noninterest income	1,406	1,277	1,301	1,197
Noninterest expense	5,407	5,212	5,135	4,575
Income before provision for income taxes and noncontrolling interest	4,078	4,265	4,546	4,217
Provision for income taxes	1,367	1,495	1,613	1,452
Income before noncontrolling interest	2,711	2,770	2,933	2,765
Noncontrolling interest in subsidiary	(2)	-	(5)	(5)
Net income	$ 2,709	$ 2,770	$ 2,928	$ 2,760
Basic Earnings per share	$ 0.39	$ 0.40	$ 0.43	$ 0.40
Diluted Earnings per share	$ 0.39	$ 0.40	$ 0.42	$ 0.39

	2006			
	Fourth	Third	Second	First
Interest and dividend income	$ 14,606	$ 14,023	$ 12,991	$ 11,296
Interest expense	6,358	6,280	5,498	4,661
Net interest income	8,248	7,743	7,493	6,635
Provision for loan losses	645	625	750	670
Noninterest income	1,283	1,425	1,267	1,084
Noninterest expense	4,509	4,325	4,191	3,942
Income before provision for income taxes and noncontrolling interest	4,377	4,218	3,819	3,107
Provision for income taxes	1,606	1,447	1,296	1,056
Income before noncontrolling interest	2,771	2,771	2,523	2,051
Noncontrolling interest in subsidiary	(4)	(6)	(8)	(6)
Net income	$ 2,767	$ 2,765	$ 2,515	$ 2,045
Basic Earnings per share	$ 0.43	$ 0.53	$ 0.49	$ 0.41
Diluted Earnings per share	$ 0.42	$ 0.48	$ 0.44	$ 0.36



We have a unique edge, and our Bankers are smart enough to recognize it.

Debbie Glenn & Cheryl Griggs, Co-Owners
Wink Salon

BANKING SERVICES

At Commonwealth Bankshares, we believe that the economic health of the community depends on the success of individuals. That's why, for more than 35 years, we have listened and responded to thousands of consumers, small business owners, and leaders of civic groups who have needed our encouragement and support in order to grow, to survive, to thrive. Because of our one-to-one partnerships and the contributions of these citizens, we believe our community is now both richer and stronger. Whether you are planning for your future, accumulating your wealth or just want to develop a strategic plan to meet your goals, we provide a wide range of solutions. Our experienced officers can manage your financial assets and develop a personal plan that is tailored to your needs.



PERSONAL BANKING

At Bank of the Commonwealth, we live side by side with you and your neighbors. That's why we go out of our way to offer you banking with a personal touch that encompasses high quality services and accounts to fit the way you do business and to help you reach your financial goals.

These services and accounts include checking and savings accounts; night deposit service; loans for cars, boats and homes; safe deposit boxes; FDIC insurance; electronic funds transfers; VISA check cards; call centers; credit cards; online banking from home; investment options, such as certificates of deposit and individual retirement accounts; and non-deposit products like annuities, mutual funds, and trust services.

BUSINESS BANKING

Whether you are a small or medium sized business, a corporation or an institution, Bank of the Commonwealth can help you do business. Corporations and institutions have different needs from individuals and small businesses. After more than three decades of working with sizable corporations and institutions throughout the Hampton Roads community, we have amassed a comprehensive list of services that caters to their requirements.

Running a business is no easy task. And details like getting your deposits to the bank on time can get in the way of focusing on your core business. That's why we're here, so you can concentrate on what's really important... operating your business.



It's impossible to overstate how important comfort is.

Rajesh Randeria, Owner
Governor Dinwiddie Hotel–Hawthorn Suites/ Tazewell Hotel/Norfolk Radisson/ Doubletree–Military Circle

BANKING SERVICES

Since 1971, we've been a good business neighbor, providing our small and medium sized business clients with financial counseling and a broad range of depository and credit services, including deposit pick up, IRAs, savings plans for employee groups, our online banking and remote deposit capture for small businesses, as well as our cash sweep account.

Bank of the Commonwealth offers a wide variety of loans for new and existing businesses in the Hampton Roads community. We offer prompt responses to your requests with a localized decision-making team of experienced, local community bankers. We can provide financing for all of your business borrowing needs.

TRUST SERVICES

Bank of the Commonwealth's full service Trust Department is the only community bank-owned trust department in Southside Hampton Roads offering a wide range of services, including:

- Estate Settlement serving as Executor or Administrator;
- Estate Settlement Assistance – assisting others who are serving as Executor or Administrator;
- Estate Planning at no cost;
- Trustee for all types of trusts;
- Co-Trustee with family members or other professionals;
- Investment Management Agency – full investment management, tax reporting, income collections and recordkeeping;
- Attorney-in-Fact serving as named under a Power of Attorney;
- Custodian holding securities, collecting income, providing recordkeeping and tax reporting;
- Self-Directed Individual Retirement Accounts holding all allowable assets;
- Retirement Planning assisting individuals preparing for the future;
- Escrow Services serving as "middle-man" for business transactions; and
- Guardian service as preserver of the estates of minors or incompetents.

FINANCIAL ADVISORS

Commonwealth Financial Advisors, LLC, a Bank of the Commonwealth subsidiary, offers expert advice and guidance on your investments right inside your own bank. Our advisors will help you establish financial goals and objectives, then create a detailed plan for achieving them based on your resources and risk tolerance. Commonwealth Financial Advisors is dedicated to developing long-term relationships. You deserve a complete range of investment choices when pursuing your financial goals, so we offer both standard brokerage and specialized solutions in every branch.





TITLE INSURANCE

Executive Title Center, a Bank of the Commonwealth subsidiary, offers a comprehensive range of title services, including real estate closings. The staff of Executive Title Center is known for their professionalism and quick turnaround time. We understand that time is of the essence in a real estate transaction, so we strive to offer the highest level of service.

MORTGAGES

Bank of the Commonwealth Mortgage, a Bank of the Commonwealth subsidiary, can assist you in securing a mortgage for the purchase or refinance of a home. Our loan officers work directly with you to determine your goals and objectives related to all types of mortgage matters.

Whether for the direct purchase of a home, the refinancing of an existing home, or the utilization of equity which has built up over the years, we work with you to let you know what you need to do in order to secure the best terms possible.

At Bank of the Commonwealth Mortgage, even those with less than perfect credit are candidates for owning or refinancing a home. Our approval process is automated with Fannie Mae and Freddie Mac, so you know quickly if you will be approved.

CHARITABLE FOUNDATION

Bank of the Commonwealth Charitable Foundation was established in 2006 to raise and distribute funds for charities in our communities. During the past two years, the Foundation made contributions to Norfolk Botanical Gardens, Norfolk City Union of the King's Daughters and Old Dominion University Intercollegiate Foundation. Just to name a few.





64
95
360
295
17
CHESAPEAKE BAY
RICHMOND
288
64
13
VIRGINIA
SMITHFIELD
664
64
NORFOLK
VIRGINIA BEACH
85
460
264
58
SUFFOLK
CHESAPEAKE
168
MOYOCK
258
17
95
168
KITTY HA
KILL DEVIL HIL
64
13
12
WAVES
KEY
Branch/ATM Locations
Additional ATM Locations
Branches Under Construction
Commonwealth Financial Advisors Locations
Bank of the Commonwealth Mortgage Locations
Executive Title Center Locations


Main Office


Riverview Office


Ocean View Office


Wainwright Office


Cedar Rd. Office

COMMONWEALTH BANKSHARES, INC.

SHAREHOLDER INFORMATION

STOCK LISTING

The Company's common stock trades on the NASDAQ Global Select Market under the symbol CWBS. The closing price as of year-end December 31, 2007 was $15.91. Set forth below is high and low trading information for the common stock for each quarter during 2007, 2006, 2005 and 2004.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Commonwealth Bankshares Inc. offers its shareholders the convenience of a Dividend Reinvestment and Stock Purchase Plan and the direct deposit of cash dividends, without payment of any brokerage commission, fee or service charge.

Holders of stock may have their quarterly dividends automatically reinvested in additional shares of the Company's common stock by utilizing the Dividend Reinvestment Plan. Shares of common stock purchased through the Dividend Reinvestment Plan with reinvested dividends are at 95% of the market price.

Shareholders participating in the Stock Purchase Plan may also make voluntary cash contributions not to exceed $20,000 per quarter. These shares are issued at market value, without incurring brokerage commissions. In addition, shareholders also have the option of having their cash dividends deposited directly into an account with Bank of the Commonwealth.

Shareholders may receive information on the Dividend Reinvestment and Stock Purchase Plan or direct deposit of cash dividends by contacting:
Stock Transfer Department
Bank of the Commonwealth
P.O. Box 1177
Norfolk, Virginia 23501-1177
Telephone: (757) 446-6900

EXECUTIVE OFFICES

403 Boush Street
Norfolk, Virginia 23510-1200
Telephone: (757) 446-6900
Internet: www.bankofthecommonwealth.com

STOCK TRANSFER AGENT

Bank of the Commonwealth
P. O. Box 1177
Norfolk, Virginia 23501-1177
Telephone: (757) 446-6900

INVESTOR RELATIONS

The Company's Annual Report, Form 10-K and other corporate publications are available on request, without charge, by contacting:
Cynthia A. Sabol, CPA
Executive Vice President and Chief Financial Officer
403 Boush Street
Norfolk, Virginia 23510-1200
Telephone: (757) 446-6900

INDEPENDENT AUDITORS

PKF Witt Mares, PLC
150 West Main Street, Suite 1150
Norfolk, Virginia 23510-1682

COMMON STOCK PERFORMANCE

	2007		2006		2005		2004	
	High	Low	High	Low	High	Low	High	Low
First Quarter	$25.00	$22.10	$23.80	$21.82	$17.36	$15.12	$16.67	$14.90
Second Quarter	$22.47	$20.50	$25.08	$23.09	$17.51	$16.12	$15.50	$13.22
Third Quarter	$21.75	$19.30	$25.46	$23.65	$19.71	$17.56	$14.26	$12.81
Fourth Quarter	$21.90	$15.76	$26.20	$23.50	$23.55	$19.58	$16.53	$13.31

END